8/25

04036478

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Guangzhou Investment Co Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME AUG 27 2004

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 4247 FISCAL YEAR ~~8-25-04~~ 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 8/25/04

RECEIVED
2004 AUG 25 A 9:32

2003 annual report


VICTORY PLAZA

GUANGZHOU INVESTMENT COMPANY LIMITED
越秀投資有限公司

Contents

Company Profile

Guangzhou Investment Company Limited ("the Company") was listed on The Stock Exchange of Hong Kong Limited ("Stock Exchange") in December 1992. Yue Xiu Enterprises (Holdings) Limited, the controlling shareholder of the Company, is the resident entity of the Guangzhou Municipal People's Government in Hong Kong. The Company and its subsidiaries (the "Group") has built up several businesses consisting of property, pulp and paper, and toll road mainly located in the Guangdong Province of the Mainland of China ("China"). These businesses all have substantial market share in Southern China. Regarding the China property business, the Group currently has property projects and land bank in Guangzhou Municipality with total attributable gross floor area of 5,530,000 sq. meters, which are primarily residential sites. The newsprint plant has annual production capacity of 270,000 tonnes. The toll road business is conducted through GZI Transport Limited, a subsidiary of the Company separately listed on the Stock Exchange in 1997. GZI Transport Limited is currently operating an attributable length of 304.1 kms of toll road and bridge projects in Guangdong and other selective provinces of China.



Public
Yue Xiu Enterprises (Holdings) Limited
49%
51%
Guangzhou Investment Company Limited
GZI Transport Limited
Property
Pulp and Paper
Toll Roads and Bridges (304.1 kms)
Hong Kong Properties (140,000m²)
Newsprint (270,000 tonnes)
China Properties (5,530,000m²)

	Year ended 31st December	
		As restated
	2003	2002
	HK$'000	HK$'000
Turnover	3,901,803	3,225,473
Operating profit	561,556	314,926
Share of profits/(losses) of		
Jointly controlled entities	(49,693)	(25,709)
Associated companies	181,767	100,159
Profit/(loss) attributable to shareholders	300,653	(960,230)
Basic earnings per share	4.89 cents	(23.90 cents)
Fully diluted earnings/(loss) per share	4.83 cents	N/A
Interest coverage	4.47 times	4.22 times

	As at 31st December	
		As restated
	2003	2002
	HK$'000	HK$'000
Total assets	25,598,357	26,685,015
Total liabilities (including minority interests)	18,628,997	19,974,968
Shareholders' funds	6,969,360	6,710,047
Net assets per share	HK$1.12	HK$1.10
Gearing ratio	44%	49%



Upon completing the acquisition of interests in Guangzhou City Construction & Development Holdings Limited ("Guangzhou Construction") at the end of 2002, operational strengths of the Group's property business have been greatly enhanced. The profit attributable to shareholders of the Group surged to HK$300,653,000 in 2003.

GDP of Guangzhou grew 15.0 per cent in 2003 and has been growing rapidly for eight consecutive years. The population of Guangzhou exceeds 12 million which comprises local population and the immigrants from other provinces. Coupled with growing urbanization, expansion of the middle class and upgrading needs, sales of residential properties has been continuously rising over the past few years. In 2003, the sales of commodity properties in the primary market of the ten districts in Guangzhou increased by 12.7 per cent to 10.47 million sq. meters and inventory fell substantially to 3.83 million sq. meters. At the same time, most of the purchases were from end users with few from investors. Rational demand has been driving steady development of the whole market. Property prices of urban area in 2003 were similar to that of 2002 and there was no sign of overheating. The transactions in the secondary market of the eight districts in Guangzhou were also active. Area sold reached 4.17 million sq. meters and the transaction amounts reached RMB13.2 billion, representing an increase of 36.72 per cent and 29.41 per cent respectively when compared with those of 2002. Size of the secondary market increased from 29.2 per cent in 2002 to 36.1 per cent of the total transaction amount of the property market. As there is no overheating in the Guangzhou property market, adjustment in the lending policy of China will lead to healthier development of the market. The Group, being regarded as a premier property developer in terms of brand name, credit quality and funding, will receive continuous support from the banking sector.

After the acquisition of interests in Guangzhou Construction, the business structure of the Group is more clearly defined with major focuses on Guangzhou property businesses. In 2003, the Hong Kong and Guangzhou property sales and rental business contributed approximately a total of HK$2.27 billion in turnover. The Group has also finished the preparation of reorganization and adjustment of its business model to shorten the construction and sales cycle. In 2004, it is expected to realize the synergies between the Group and Guangzhou Construction and enhance return on net assets. The price of certain construction raw materials has increased considerably. Nevertheless, the Group will reduce the impact of such cost increase by bulk purchase. Looking into the future, it is anticipated that the property transaction volume will go up along with increasing demand and decreasing inventory. As at the end of 2003, the area of the Group's properties under development reached 1.2 million sq. meters, which will underpin earnings growth for the coming few years. Along with the increasing integration of transportation network in the Pearl River Delta and the regional economy, the Group will seek to increase its land bank within the Guangzhou Municipality and capture opportunities to expand property businesses in other cities of the Pearl River Delta.

The Group's toll road business generated enormous steady cash flow, which would be complementary to the property business which is capital intensive in nature. The Group believes investment in expressway projects in the centre of the Pearl River Delta will underpin future growth potential of the Group's toll road investment portfolio. The cooperative joint venture contract of new investments, namely, the Eastern Second Ring Road, Western Second Ring Road and the Guangming Expressway (Eastern Second Ring Road Extension Line) are now being studied.

Looking ahead, economic environment in the Pearl River Delta is very favourable. Upon implementation of the Closer Economic Partnership Arrangement (CEPA) signed between Hong Kong and China, and the proposed construction of the Hong Kong/Macau/ Zhuhai Bridge, integrated development amongst the Pearl River Delta, Guangzhou and Hong Kong will be further speeded up. In addition, the Guangdong Province is going through a second industrialization which will steer up development of heavy industry and expedites the economic development of Guangdong. Household registration policy in the Guangdong Province will also be adjusted. Citizens from other provinces, who have stayed for long period and have a fixed residential address will be able to move their household registration to the actual residential address within the Guangdong Province. This new policy is expected to increase property demand substantially. The Group's property and toll road businesses based in Guangzhou will become major beneficiaries under the above-mentioned developments. The Group will continue to strengthen its operational, administrative and cash flow controls on its prevailing properties and toll road projects so as to generate higher return to its shareholders.

Lastly, I would like to thank our shareholders, directors and staff members for their support, hard work and dedication in 2003.

Ou Bingchang
Chairman

Hong Kong, 15th April 2004

BUSINESS REVIEW

Properties sold and rented by the Group increased considerably during the year

In 2003, the sales of properties in Hong Kong and Guangzhou amounted to HK$1,955 million and increased by 207 per cent when compared with 2002. Pre-sales and sales of properties by the Group during 2003 increased to 294,643 sq. meters. Major residential projects for sale included Grandcity Garden, Hua Cheng Mansion, Galaxy City, the first phase of Jiang Nan New Mansion, Run Hui Building, Tian Jun Court, Lingnan Garden, block 23 of Springland Garden, the first phase of Southern Le Sand in Nansha, Romantic Garden and Wen De Ya Xuan in Guangzhou City. These projects are of high quality and balanced mix. Jiang Nan New Mansion near Sun Yat-Sen University in Haizhu District is located at the entrance of a metro station and is easily accessible. Galaxy City of Zhu Jiang Estate was awarded five awards such as "Top Ten Brandname Community". Sales of luxury houses such as Grandcity Garden and Hua Cheng Mansion in Er Sha Island were robust. There was also strong demand for budget housing in Run Hui Building and Wen De Ya Xuan. In addition, owing to prosperous economic development in China, purchase and renting of the office buildings in Tianhe District by institutional customers were active resulting in strong sales of Fortune Plaza. Overall, market responses for new projects have been encouraging. Over 70 per cent of the urban projects, about 80 per cent of the completed projects and nearly 50 per cent of suburb projects were sold this year. In 2003, the property market of Hong Kong also started to recover. The Group sold the non-core residential site at Queen's Road West, with a site area of approximately 584 sq. meters.


City Development Plaza

Upon completion of Fortune Plaza, Victory Plaza and Xinchuangju Building, the rented area of properties in 2003 also increased sharply to 450,000 sq. meters. Other major rental projects include City Development Plaza, White Horse Commercial Building, Guangzhou Sports Stadium Building, Jin Han Building, Golden Arch Residence, Grandcity Commercial Plaza, Hong Fa Building, City Development Building and Guang Yuan Cultural Centre. The rental portfolios are diversified in grades, locations and land use, and covered Grade A offices, prime shopping malls, shops in residential complexes and car parks and generate a steady rental income. The rental income from properties in Hong Kong and Guangzhou amounted to HK$317 million for the year, and increased by 223 per cent when compared with 2002.

Substantial projects under construction and large land bank underpin development potentials in future

The Group completed the acquisition of a majority interest in Guangzhou City Construction & Development Holdings Limited ("Guangzhou Construction") by the end of 2002. The Group's land and project resources of different types increased sharply, with residential projects accounting for approximately 85 per cent.

In 2003, the gross floor area of property under construction increased by 187,117 sq. meters to 1,200,000 sq. meters at the end of the year. The majority of which are scheduled for completion in 2004 and 2005. This will underpin earnings growth in the coming years.

Furthermore, the Group's land bank held for medium term development also increased to 3.62 million sq. meters, 45 per cent of which is located in the urban area of Guangzhou and 55 per cent is located in the newly developed area of Nansha. The land bank in the urban area mainly included sites for commercial property developments in Tianhe district and the residential land in Haizhu District. As the Government has raised compensation for urban renewal projects in Guangzhou in the end of 2003, the supply of residential properties in urban areas will decrease in future. This will increase the future value of the Group's land bank in urban areas. The suburban land bank mainly for residential purposes is at the southeastern side of Nansha which is at the southern side of Guangzhou and the centre of the Pearl River Delta. It will be developed into an industrial, logistic and high technology centre. Upon completion of highways including the Eastern Expressway, the Central Expressway, the light railway linking Panyu and Nansha, the Guangzhou Metro Line Number 4 and a new passenger terminal for routes serving between Nansha and Hong Kong in the next one to two years, traveling time from Nansha to major cities of the Pearl River Delta will be further reduced. The Group's land bank in Nansha is large but was acquired at low cost. It is suitable for both short and medium term developments. 18,122 sq. meters of the first phase of Southern Le Sand, a residential project in Nansha, were sold in 2003. As multinational companies such as Toyota and JFE will establish factories in Nansha, additional development effort will be put to Southern Le Sand. Japanese architectural features will be added to the second phase to cater for the needs of Japanese expatriates.



Fortune Square

Brand name effect and market positioning of property business

The acquisition of interests in Guangzhou Construction by the Group is beneficial to property brand name promotion. Guangzhou Construction is a well known property brand name in Guangzhou market, which has over 20 years of track record in property development. It has established related ancillary companies such as property agency and property management. It has sound financial position and has been accredited as the number one in integrated capability of property development in Guangzhou many times. The awards it has received over the years included "Number one of the top ten corporations in development, construction and investment of real estate in Guangzhou" in 2001, one of the "Ten most popular developers" in Guangzhou in 2002, the "Top twenty credible real estate enterprises" in Guangdong in 2001, 2002 and the "Enterprise which respects contracts and keeps promises" award for the last ten consecutive years. In 2003, it was ranked the first for the "150 most credit-worthy enterprises", the second for the "Top ten of the most competitive real estate enterprises in Guangzhou", "Top twenty Credible real estate enterprises for two consecutive years" and the "Top ten real estate enterprises with brand names most beloved by Guangzhou citizens".

The Guangzhou property market has developed for some time and the industry consolidation is intensifying . Area sold in Guangzhou by the top ten property groups in 2003 was about 2.5 million sq. meters, accounting for about 25 per cent of the total saleable area of the city. To capitalize on the brand name of Guangzhou Construction, the positioning of the Group's property business will focus on the development and sales of medium-priced residential properties ranging from RMB5,500 to RMB6,500 per sq. meter. The Group will also selectively develop premium offices, shopping malls and up market residential properties for rental purpose. For future development, priority will be given to the land bank in urban area and the land bank in suburban area will be retained for medium term developments. Moreover, by leveraging on a sizable portfolio of rental properties and land bank, the Group is able to achieve the objectives of both high growth and steady income.



Victory Plaza

Other businesses: Toll road earnings recovered while newsprint business continued to see cyclical adjustment

Negative factors in 2002 such as traffic diversion by other new roads, Guangzhou Northern Second Ring Expressway recorded losses in the first year of its operation and expiry of tax holiday of certain toll road projects had all been gradually eased in 2003. With prosperous development in the economy of the Pearl River Delta, traffic volume continued to increase. In 2003, GZI Transport Limited, the toll road subsidiary of the Company recorded a 57.1 per cent increase year-on-year in profit attributable to shareholders of HK$223,822,000.

Guangzhou Paper Co., Ltd. ("Guangzhou Paper") continued to maintain bigger market shares in the domestically produced newsprint market. However, owing to lower international newsprint price and expansion of capacity in China, Guangzhou Paper faced a challenging environment in 2003. During the year, Guangzhou Paper sold 260,195 tonnes of newsprint, which increased by 2.34 per cent compared with 2002. Average newsprint price was down by 5.70 per cent to RMB3,969 per tonne and turnover was reduced by 12 per cent to HK$1.006 billion. Increase in prices of raw materials such as wood and imported waste paper resulted in a lower gross margin. However, by implementing stringent cost control measures such as downsizing and early repayment of bank loans, administrative and finance costs were reduced and considerably offset part of the increases in raw material cost. Looking forward to 2004, the Group expects the newsprint market will remain competitive in China. However, as the price of imported newsprint becomes steady, price of newsprint may increase slightly in the second half of 2004. Guangzhou Paper is exploring new regional markets in Eastern and Western China to increase sales volume.



Jiang Nan New Mansion



Grandcity Garden

FINANCIAL REVIEW

Analysis of Results

In December 2002, the Group acquired interests in Guangzhou Construction and disposed of its non-core cement and ready-mixed concrete and high technology businesses. Since the 2003 full year results of the interests in Guangzhou Construction were incorporated into the results of the Group, the Group's turnover experienced a significant growth of 21 per cent to HK$3,901,803,000, of which, approximately 60 per cent was contributed by the property sales and rental income derived from properties located in China and Hong Kong.

In spite of the outbreak of SARS during the first half of 2003, total property sales and rental income in China and Hong Kong still recorded a remarkable increase of 207 per cent and 223 per cent to HK$1,955,105,000 and HK$317,000,000 respectively. Turnover of the Group's toll road business also increased by 14 per cent to HK$405,567,000 due to the strong rebound of traffic volumes achieved by two major toll roads, Guangshen and Guangshan Highways during 2003. Turnover of the Group's newsprint business was marginally decreased by 12 per cent to HK$1,006,263,000 due to the decreasing newsprint price during 2003. Having said that, the Group's newsprint business continued to be regarded as one of the major paper producers in China.

The Group's gross profit increased by 20 per cent to HK$1,166,136,000. Both the property and toll road businesses recorded higher gross profit although the newsprint business had lower gross profit due to higher raw material cost.

Selling expenses decreased by 14 per cent to HK$127,154,000 mainly due to the disposal of the non-core cement and ready-mixed concrete business which incurred selling expenses of HK$71,000,000 during 2002.

Administrative expenses were also decreased by 21 per cent to HK$414,033,000 which was caused by the disposal of the non-core cement and ready-mixed concrete business with administrative expenses of HK$194,000,000 during 2002. The tight cost control procedures adopted by the Group during 2003 also led to significant decrease of the administrative expenses. Net revaluation surplus on investment properties was recorded for HK$165,840,000 in 2003 and a loss on deemed disposal of a subsidiary for HK$94,942,000 was incurred due to the issuance of new shares by GZI Transport Limited, the toll road subsidiary of the Company.

Finance costs increased by 21 per cent to HK$224,733,000. The increase was mainly due to the higher level of borrowings subsequent to the acquisition of interests in Guangzhou Construction at the end of 2002.

Share of profit in associated companies surged 81 per cent to HK$181,767,000 due to a provision made in 2002 and an increase in profitability of the toll roads operated by the associated companies of GZI Transport Limited in 2003. Share of loss of the jointly controlled entities increased by 93 per cent to HK$49,693,000 which was mainly caused by an impairment provision despite improving performance of Guangzhou Northern Second Ring Expressway.

Taxation increased to HK$114,599,000 due to higher pre-tax profit of the Group.

Minority interests increased by 31 per cent to HK$213,680,000. Such increase was less than the increase of operating profit because the Group owns a majority (mainly 95 per cent) stake in the property business which was the growth driver in 2003.

After the restructuring completed at the end of 2002, the Group's performance was turned around from net loss in 2002 to profit attributable to shareholders of HK$300,653,000 and basic earnings per share of 4.89 cents in 2003.



Southern Le Sand

Management Discussion and Analysis

Final Dividend

The Directors recommended the payment of final dividend of HK$0.0108 (2002: nil) per share to shareholders whose names appeared on the register of members of the Company on 2nd June 2004. Subject to the approval of shareholders at the Annual General Meeting to be held on 2nd June 2004, the final dividend will be paid on 8th July 2004. Together with the interim dividend of HK$0.008 (2002: nil) per share, total dividends for the year ended 31st December 2003 will amount to HK$0.0188 (2002: nil) per share, representing a dividend pay out ratio of 39.1 per cent.

Earnings Per Share

	For the year ended 31st December	
		As restated
	2003	2002
Weighted average number of shares in issue	**6,146,494,166**	4,017,138,450
Profit/(loss) attributable to shareholders (HK$)	**300,653,000**	(960,230,000)
Basic earnings/(loss) per share (cent(s))	**4.89**	(23.90)
Fully diluted earnings per share (cent(s))	**4.83**	N/A

The weighted average number of shares in issue in 2003 was increased by 53 per cent compared to 2002. 2,107,688,555 shares were issued in December 2002 in connection with the acquisition of a controlling interest in Guangzhou Construction and some other property assets in China, 31,385,692 shares were issued in November 2003 for the acquisition of a subsidiary, and 99,230,000 shares were issued upon exercise of share options during 2003. Total issued shares outstanding as at 31st December 2003 was 6,248,717,914 shares.

Analysis of Cash Flows

During the year of 2003, net cash inflow from operating activities amounted to HK$648 million (2002: HK$500 million) of which 41 per cent was derived from toll road business and the remaining was contributed by property and newsprint businesses. In 2003, a net cash inflow generated from investing activities amounting to HK$105 million was mainly derived from dividends received from associated companies and disposal of a jointly controlled entity. This represented a substantial increase compared with the net cash outflow of HK$2,076 million in 2002 which was mainly due to the acquisition of interests in Guangzhou Construction. Net cash outflow from financing activities amounted to HK$763 million (2002: cash inflow of HK$1,232 million) which was mainly due to the Group's strategy to improve gearing by the increase in repayment of bank loans.

Liquidity and Capital Resources

The Group maintained a stable liquidity position. As at 31st December 2003, the Group had bank deposits, cash and bank balances of approximately HK$1,075 million (2002: HK$1,077 million). Approximately 75 per cent of the bank deposits, cash and bank balances was in RMB, 16 per cent in HK dollars and the rest in US dollars and other currencies.

As at 31st December 2003, the Group had outstanding bank borrowings excluding bank overdrafts ("Bank Borrowings") of approximately HK$6,038 million (2002: HK$6,763 million) which represented a decrease of 11 per cent as compared to those of 31st December 2002. All outstanding convertible bonds were redeemed on 31st July 2003. Approximately 53 per cent of Bank Borrowings was denominated in HK dollars, 45 per cent in RMB and 2 per cent in US dollars.

The management believes that the steady inflow of RMB, HK dollars and US dollars funds generated and/or repatriated from the enlarged Group's subsidiaries, associated companies and jointly controlled entities in Hong Kong and China are sufficient to meet the Group's short to medium term RMB, HK dollars and US dollars borrowings, finance costs and dividend payments.

The following table shows the repayment schedule of the Bank Borrowings:

Repayable within	HK$'000
one year	2,395,883
one to two years	878,627
two to five years	2,763,823
Total	6,038,333

Approximately 40 per cent of the Bank Borrowings will be repayable within one year, of which 64 per cent was contributed to RMB loans whilst the remaining balance included loans in connection with property projects scheduled to be sold in 2004. Approximately 82 per cent of the Bank Borrowings was related to property projects and was secured by the Group's property portfolio.

Given its improved financial position subsequent to the business restructuring at the end of 2002, the Group's credit has become significantly more attractive to the banking community. The relative liquidity risk is considered to be insignificant because the management is confident that short term loans, especially RMB loans, could be refinanced or further extended as planned by one to three years upon maturity.

Management Discussion and Analysis

Treasury Policies

The Group's overall treasury and funding policy is that of risk management and liquidity control. Bank balances are generally placed as short term fixed rate deposits in bank accounts in Hong Kong and China. No fund is placed in non-bank institutions or invested in securities. The Group will maintain a balance banking relationship in both Hong Kong and China to take advantage of different liquidity of these two markets.

Since the Group's principal operations are in China and most of the income is denominated in RMB, the management is aware of possible currency exchange exposure. As a hedging strategy, the management emphasises on mainly using RMB borrowings to finance the Group's RMB investments. Equity and debt financing in foreign currencies will also be used. The Group is exploring the feasibility of increasing the ratio of HK dollar bank borrowing as supplementary funds. The Hong Kong dollar loan market may offer unexploited potential currently due to low interest rate, longer maturity and flexible features such as interest rate swap.

Capital Expenditures

During the year, the Group incurred capital expenditure of HK$230 million which mainly related to acquisition of new fixed assets including production facilities under construction, plant and machinery and tools in the property and newsprint business. An expenditure of approximately HK$11 million was incurred in respect of certain improvement in physical structure of toll highways and bridges.

Capital and Other Commitments

As at 31st December 2003, the Group had capital commitments in respect of purchasing fixed assets amounted to HK$17 million .

Contingent Liabilities

There was no significant contingent liabilities since the last annual balance sheet date.

Capital structure

The following table summarises the components of the Group's capital structure:

	31st December 2003		As restated 31st December 2002	
	HK$'000	**%**	HK$'000	%
Convertible Bonds (fixed rate)	—		200,623	1
Bank Borrowings (floating rates)				
Denominated in RMB	**2,687,883**	**20**	3,058,150	22
Denominated in US dollars	**125,067**	**1**	546,000	4
Denominated in HK dollars	**3,225,383**	**23**	3,158,923	22
Total Borrowings	**6,038,333**	**44**	6,963,696	49
Shareholders' Funds plus Negative Goodwill	**7,545,066**	**56**	7,385,003	51
Total Capitalization	**13,583,399**	**100**	14,348,699	100
Gearing Ratio		**44%**		49%

The Group's capital structure has slightly improved with Gearing Ratio (expressed as a percentage of Total Borrowings to Total Capitalization) of 44 per cent as at 31st December 2003 (2002: 49 per cent as restated). Shareholders' fund plus negative goodwill as at 31st December 2002 has been restated subsequent to the adoption of SSAP 12 (revised) "Income Taxes" issued by the Hong Kong Society of Accountants which is effective for accounting periods commencing on or after 1st January 2003. The Group's opening balance of negative goodwill and retained profits at 1st January 2003 has been reduced by HK$3,148 million and HK$306 million respectively.

Interest Coverage

Interest cover for 2003 was 4.47 times which was at a similar level of 4.22 times for 2002 and the calculation of which was based on operating profit after share of profit/(loss) from associated companies and jointly controlled entities and adjusted for non-cash items.

Employees

As at 30th June 2003, the Group had approximately 6,900 employees, of whom approximately 6,800 employees were primarily engaging in the property, toll road and newsprint businesses.

The Group remunerates its employees largely based on industry practice, including contributory provident funds and other staff benefits. The Group has also adopted share option schemes which award its employees according to performance of the Group and individual employees.

Directors' Profiles

Executive Directors

Mr Ou Bingchang, aged 57, was appointed executive director, Chairman and the General Manager of the Company in 2003. He is also the Chairman and the general manager of Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu"), the holding company of the Company, and the Chairman of GZI Transport Limited ("GZT"). Mr Ou graduated from China Pharmaceutical University in China. Prior to joining Yue Xiu in November 2002, he assumed leading roles in Guangzhou Pharmaceutical Factory, Economic Coordinating Office of Guangzhou Municipality and General Office of Guangzhou Municipal People's Government. During the period of serving as the director of the Guangzhou Municipal Transport Commission, Mr Ou had made distinguished contributions to Guangzhou Municipality in relation to transport planning, construction, development and management. He has over 30 years of experience in industrial technology, transportation network, enterprise and economic management.

Mr Chen Guangsong, aged 61, was appointed executive director of the Company in 2001. He is also a vice chairman of Yue Xiu and a director of GZT. Mr Chen obtained his bachelor's degree from the South China University of Technology in China. He had been the general manager of Guangzhou Gourmet & Food Factory, chairman and general manager of Guangzhou Light Industrial Group. Prior to joining the Group, Mr Chen was the director of Guangzhou Municipal Economic Commission from 1998 to April 2001 and had over 33 years of experience in corporate management.

Mr Li Fei, aged 51, was appointed executive director of the Company in 2002. He is also a director of Yue Xiu. Mr. Li graduated from the South China Normal University in China majoring in Chinese studies. He is responsible for the strategic planning, business development and operations of the property group of the Company.

Mr Liang Ningguang, aged 50, was appointed executive director and Deputy General Manager of the Company in 1992. He is also a director and the deputy chairman of GZT. Mr Liang graduated from the Central Television University in China majoring in finance and obtained a master's degree in business administration from the Murdoch University in Australia. He is also a member of the Chinese Institute of Certified Public Accountants and a senior accountant. Mr Liang is a responsible officer (dealing director and an investment adviser) licensed under the Securities and Futures Ordinance of Hong Kong. He was previously a deputy director of the Guangzhou Municipal Taxation Bureau and had over 20 years of experience in finance and management prior to joining Yue Xiu in 1989.

Mr Xiao Boyan, aged 59, was appointed executive director and Deputy General Manager of the Company in 1997. He is also a director and deputy general manager of Yue Xiu and a director of GZT. Mr Xiao graduated from the department of calcium silicate of the South China Technical College in China and is a cement engineer. Prior to joining Yue Xiu in 1997, he was the general manager of Guangzhou Cement Factory and the chairman and general manager of Guangzhou Cement Company Limited. He has over 26 years of experience in corporate operation and management.

Mr Liang Yi, aged 52, was appointed executive director of the Company in 2003. He is also a director of Yue Xiu and GZT. Mr Liang graduated from the Chinese People's Liberation Army Engineering Soldier's University majoring in public administration. Prior to joining Yue Xiu in June 2001, he assumed leading roles in Guangzhou Chemical Industry Bureau and organizations under Committee of Guangzhou. Mr Liang had made outstanding contribution in establishing the administrative supervisory system of Guangzhou Municipality. He has over 20 years of experience in public administration.

Mr Wong Chi Keung, aged 49, was appointed executive director of the Company in 1992. Mr Wong resigned as executive director and was appointed as non-executive director in March 1994, re-appointed as executive director and appointed as Deputy General Manager in December 1994. Mr Wong is also the group financial controller of the Company and the Company Secretary of the Company and GZT. He holds a master's degree in business administration from the University of Adelaide in Australia. Prior to joining Yue Xiu in 1987, Mr Wong had over 11 years of experience in finance, accounting and management.

Ms Yan Yuk Fung, aged 42, was appointed executive director of the Company in 1995. Ms Yan obtained a bachelor of social sciences degree from the University of Hong Kong in 1984 and a master's degree in business administration from the Chinese University of Hong Kong in 1996. Prior to joining the Company in 1993, she had 8 years of experience in finance and journalism.

Independent Non-Executive Directors

Mr Yu Lup Fat Joseph, aged 56, was appointed non-executive director of the company in 1992. Mr Yu is the chairman of Tradeeasy Holdings Limited and is responsible for the Tradeeasy Group's corporate financial development and strategic business planning. He holds a master's degree in applied finance from Macquarie University in Australia and a diploma of management studies from the University of Hong Kong. Mr Yu has over 35 years of experience in investment, banking and finance.

Mr Lee Ka Lun, aged 49, was appointed non-executive director of the Company in 2000. He is an accountant by profession and is the deputy chief executive of Lloyds TSB Bank plc, Hong Kong Branch. Mr Lee is a Fellow of the Association of Chartered Certified Accountants in UK and has over 20 years of experience in banking and auditing.

Report of the Directors

The Directors submit their report together with the audited accounts for the year ended 31st December 2003.

Principal activities

The principal activities of the Company are investment holding of three major businesses: properties, toll roads and paper. The principal activities of its principal subsidiaries, jointly controlled entities, associated companies are set out in the Group Structure section on pages 85 to 98.

An analysis of the Group's performance for the year by business and geographical segments is set out in note 2 to the accounts.

Results and appropriations

The results of the Group for the year are set out in the consolidated profit and loss account on page 31.

The Directors have declared an interim dividend of HK$0.008 per ordinary shares, totalling HK$49,502,000 which was paid on 10th November 2003.

The Directors recommend the payment of a final dividend of HK$0.0108 per ordinary share, totalling HK$68,038,000.

Reserves

Movements in the reserves of the Group and the Company during the year are set out in note 28 to the accounts.

Donations

Charitable donations made by the Group during the year amounted to HK$250,295.

Fixed assets

Details of the movements in fixed assets of the Group and the Company are set out in note 15 to the accounts.

Major property projects

Details of the major property projects held for/under development, for sale and for investment purposes of the Group in Guangzhou Municipality are set out in the List of Major Property Projects in Guangzhou Municipality section on pages 100 to 105.

Share capital

Details of the movements in share capital of the Company during the year are set out in note 26 to the accounts.

Pre-emptive rights

There is no provision for pre-emptive rights under the Company's Articles of Association and there was no restriction against such rights under the Hong Kong Companies Ordinance.

Five year financial summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out below.

	Year ended 31st December				
		As restated			
	2003	2002	2001	2000	1999
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Results					
Profit/(loss) attributable to shareholders	**300,653**	(960,230)	39,782	53,582	(138,713)
Assets and liabilities					
Total assets	**25,598,357**	26,685,015	19,961,555	19,604,175	19,402,347
Total liabilities including minority interests	**(18,628,997)**	(19,974,968)	(13,431,017)	(13,118,629)	(12,773,252)
Net assets	**6,969,360**	6,710,047	6,530,538	6,485,546	6,629,095

Note:

Comparative figures for the year ended 31st December 2002 have been restated to reflect (i) the adoption of Statement of Standard Accounting Practice 12 "Income Taxes" which is effective for accounting periods commencing on or after 1st January 2003, and (ii) the change in amortisation/depreciation policy on interests in toll roads and bridges and goodwill on acquisition of subsidiary/associated company/jointly controlled entity engaged in the operation of toll roads and bridges. The comparative figures for the three years ended 31st December 2001 have not been restated as the Directors are of the opinion that it would involve expense/delay out of proportion to the value to members of the Company.

Purchase, sale and redemption of the Company's shares

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

Interest capitalised

During the year, interest capitalised as development cost in respect of properties held for/under development and associated companies amounted to approximately HK$19,272,000.

Distributable reserves

As at 31st December 2003, the distributable reserves of the Company available for distribution amounted to HK$325,893,000 (2002: HK$313,225,000).

Report of the Directors

Directors

The Directors who held office during the year and up to the date of this report were:

Mr Ou Bingchang	- appointed on 8th January 2003
Mr Liu Jinxiang	- resigned on 8th January 2003
Mr Xie Shuwen	- resigned on 12th December 2003
Mr Chen Guangsong	
Mr Li Fei	
Mr Liang Ningguang	
Mr Xiao Boyan	
Mr Liang Yi	- appointed on 28th February 2003
Mr Luo Guoqing	- resigned on 15th August 2003
Mr Dong Huiyan	- resigned on 28th February 2003
Mr Li Jiaqiang	- resigned on 28th February 2003
Mr Shi Jinling	- resigned on 28th February 2003
Mr Yin Hui	- resigned on 18th March 2004
Mr Wu Yiyue	- resigned on 28th February 2003
Mr Wang Hongtao	- resigned on 28th February 2003
Mr Wong Chi Keung	
Ms Yan Yuk Fung	
Mr Yu Lup Fat Joseph*	
Mr Lee Ka Lun*	

* *Independent non-executive directors*

Messrs Chen Guangsong, Li Fei and Liang Ningguang retire by rotation in accordance with Article 91 of the Company's Articles of Association at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

The Directors' Profiles are set out on pages 16 and 17.

Directors' service contracts

Each of Messrs Chen Guangsong, Ou Bingchang and Liang Yi had entered into a service agreement with GZI Transport Limited ("GZT"), a subsidiary of the Company, which is for an initial fixed term of one year commencing on 26th October 2001, 8th January 2003 and 28th February 2003 respectively unless terminated sooner by GZT giving to the relevant Director three months' prior written notice and thereafter, extendable for a further term of two years unless terminated sooner by GZT giving to the relevant Director three months' prior written notice or by the relevant Director giving to GZT six months' prior written notice.

Save as disclosed herein, none of the directors of the Company has a service contract with the Company which is not determinable by the employer within one year without payment of compensation, other than statutory compensation.

Directors' interest in contracts

No contracts of significance in relation to the Group's business to which the Company, its subsidiaries or its fellow subsidiaries was a party and in which any director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Connected transactions

Significant related party transactions, which also constitute as connected transactions under the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong Limited (the "Stock Exchange"), required to the disclosed in accordance with Chapter 14 of the Listing Rules, are disclosed in notes 37(b) and 39(a) to (b) to the accounts. In respect of transactions disclosed in notes 39(a) to (b) to the accounts, Messrs Yu Lup Fat Joseph and Lee Ka Lun, the independent non-executive directors of the Company, have confirmed that the transactions have been performed in accordance with the terms of the agreements covering such transactions.

The auditors of the Company also confirmed in its letter to the Directors that the transactions disclosed in notes 39(a) to (b) to the accounts (i) have received the approval of the board of directors; (ii) have been entered into in accordance with the terms of the relevant agreements governing the transactions; and (iii) have not exceeded the cap for the transactions.

Interests of Directors

As at 31st December 2003, the interests and short positions of the directors of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ('SFO")), which are required to be recorded in the register maintained by the Company under Section 352 of the SFO or notified to the Company were as follows:

1. Long positions in shares of the Company and its subsidiary, GZI Transport Limited ("GZT"):

Name of Director	Nature of interest	Beneficial interest in shares	Approximate % of interest
The Company			
Mr Liang Ningguang	Personal	400,000	0.01
Mr Xiao Boyan	Personal	500,000	0.01
Mr Wong Chi Keung	Personal	1,200,000	0.02
Mr Lee Ka Lun	Personal	1,050,000	0.02
GZT			
Mr Yin Hui*	Personal	2,700,000	0.24
Mr Wong Chi Keung	Personal	474,000	0.04

2. Long positions in underlying shares of equity derivatives of the Company and GZT:

(i) The Company

Name of Director	Date of grant	Exercise price per share HK$	Number of share options: outstanding as at 1st January 2003	granted during the year (b)	exercised during the year	weighted average closing price (d) HK$	outstanding as at 31st December 2003
Mr Ou Bingchang	02/06/2003	0.5400	—	9,000,000	—	N/A	9,000,000
Mr Xie Shuwen**	14/12/1999 (a)	0.5008	700,000	—	700,000	0.790	—
	02/06/2003	0.5400	—	8,000,000	—	N/A	8,000,000
Mr Chen Guangsong	02/06/2003	0.5400	—	8,000,000	—	N/A	8,000,000
Mr Li Fei	02/06/2003	0.5400	—	7,000,000	—	N/A	7,000,000
Mr Liang Ningguang	14/12/1999 (a)	0.5008	840,000	—	840,000 (c)	0.690	—
	02/06/2003	0.5400	—	7,000,000	—	N/A	7,000,000
Mr Xiao Boyan	14/12/1999 (a)	0.5008	700,000	—	700,000	0.690	—
	02/06/2003	0.5400	—	7,000,000	—	N/A	7,000,000
Mr Liang Yi	02/06/2003	0.5400	—	7,000,000	—	N/A	7,000,000
Mr Wong Chi Keung	14/12/1999 (a)	0.5008	700,000	—	700,000	0.580	—
Ms Yan Yuk Fung	14/12/1999 (a)	0.5008	800,000	—	—	N/A	800,000
	02/06/2003	0.5400	—	3,000,000	—	N/A	3,000,000
Mr Yu Lup Fat Joseph	02/06/2003	0.5400	—	3,500,000	—	N/A	3,500,000
Mr Lee Ka Lun	02/06/2003	0.5400	—	3,500,000	1,050,000	0.840	2,450,000

Notes :

(a) The share options are exercisable from 14th December 2000, the first anniversary of the date of grant, to the business day preceding the sixth anniversary of the date of grant, of which a maximum of 30 per cent and 100 per cent thereof are exercisable from the first and second anniversaries of the date of grant respectively.

(b) The share options are exercisable from 2nd June 2003 to 1st June 2013, of which a maximum of up to (i) 30 per cent; and (ii) 60 per cent thereof are exercisable during the period (i) up to the first anniversary; and (ii) up to the second anniversary of the date of grant respectively.

(c) These interests include options to subscribe for 140,000 shares in the Company exercised by his spouse during the year.

(d) The weighted average closing price per share immediately before dates on which the options were exercised.

(ii) **GZT**

Name of Director	Date of grant	Exercise price per share HK$	Number of share options (a): outstanding as at 1st January 2003	lapsed during the year (b)	exercised during the year	weighted average closing price (c) HK$	outstanding as at 31st December 2003
Mr Xie Shuwen**	07/04/2000	0.7520	560,000	—	560,000	1.230	—
Mr Liang Ningguang	06/08/1997	2.4080	500,000	500,000	—	N/A	—
	22/12/1999	0.9984	8,130,000	—	8,130,000	1.282	—
Mr Xiao Boyan	06/08/1997	2.4080	500,000	500,000	—	N/A	—
Mr Yin Hui*	06/08/1997	2.4080	600,000	600,000	—	N/A	—
	22/12/1999	0.9984	3,220,000	—	3,200,000	1.470	—
Mr Wong Chi Keung	07/04/2000	0.7520	316,000	—	316,000	1.240	—
Ms Yan Yuk Fung	07/04/2000	0.7520	450,000	—	450,000	1.990	—

Notes :

(a) The share options are exercisable from the first anniversary of the date of grant to the business day preceding the sixth anniversary of the date of grant, of which a maximum of 30 per cent, 60 per cent and 100 per cent thereof are exercisable from the first, second and third anniversaries of the date of grant respectively.

(b) The share options were lapsed on 5th August 2003.

(c) The weighted average closing price per share immediately before dates on which the options were exercised.

* Mr Yin Hui resigned as director of the Company with effect from 18th March 2004

** Mr Xie Shuwen resigned as director of the Company with effect from 12th December 2003

Save as disclosed herein, as at 31st December 2003, none of the directors of the Company had or was deemed to have any interest or short position in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which are required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO or notified to the Company pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Save as disclosed herein, at no time during the year was the Company, its holding company, its subsidiaries, or its fellow subsidiaries a party to any arrangement to enable the directors of the Company (including their spouse and children under 18 years of age) to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate.

Interests of substantial shareholders

As at 31st December 2003, the following person has an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO:

Name	Long position in shares	Approximate aggregate % of interest
Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu")	3,738,031,248	59.82

Note: The number of the issued shares of the Company as at 31st December 2003 was 6,248,717,914.

The capacity of Yue Xiu in holding the 3,738,031,248 shares was, as to 58,580,184 shares, as beneficial owner and, as to 3,679,451,064 shares, attributable to interests of controlled corporations. Details of the breakdown of the shares held by Yue Xiu were as follows:

Name	Long position in shares
Yue Xiu	3,738,031,248
Excellence Enterprises Co., Ltd. ("Excellence")	3,679,015,064
Bosworth International Limited ("Bosworth")	2,784,312,904
Sun Peak Enterprises Ltd. ("Sun Peak")	565,683,000
Novena Pacific Limited ("Novena")	565,683,000
Shine Wah Worldwide Limited ("Shine Wah")	158,049,000
Morrison Pacific Limited ("Morrison")	158,049,000
Perfect Goal Development Co., Ltd. ("Perfect Goal")	135,737,000
Greenwood Pacific Limited ("Greenwood")	135,737,000
Seaport Development Limited ("Seaport")	35,233,160
Goldstock International Limited ("Goldstock")	35,233,160
Yue Xiu Finance Company Limited ("YXF")	436,000

Notes:

(i) 2,784,312,904 shares were held by Bosworth, which was wholly-owned by Excellence which was, in turn, wholly-owned by Yue Xiu.

(ii) 565,683,000 shares were hold by Novena, which was wholly-owned by Sun Peak which was, in turn, wholly-owned by Excellence.

(iii) 158,049,000 shares were held by Morrison, which was wholly-owned by Shine Wah which was, in turn, wholly-owned by Excellence.

(iv) 135,737,000 shares were held by Greenwood, which was wholly-owned by Perfect Goal which was, in turn, wholly-owned by Excellence.

(v) 35,233,160 shares were held by Goldstock, which was wholly-owned by Seaport which was, in turn, wholly-owned by Excellence.

(vi) 436,000 shares were held by YXF, which was wholly-owned by Yue Xiu.

Share Options

(i) The Company

Pursuant to the share option scheme (the "Share Option Scheme") approved by shareholders of the Company on 23rd June 1998, the board of directors of the Company (the "Board") may, at their discretion, offer to directors and employees of the Company or any of its subsidiaries options to subscribe for ordinary shares in the Company. The Share Option Scheme is designed to act as an incentive to employees and executives of the Group. The exercise price was determined by the Board and being equal to the higher of (a) the nominal value of the share; and (b) not less than 80 per cent of the average closing prices of the shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of grant of an option. The cash consideration to be paid for each grant of option is HK$10, with full payment of the exercise price to be made upon exercise of an option.

On 26th June 2002, the shareholders of the Company approved the resolutions relating to the termination of the Share Option Scheme and the adoption of a new share option scheme (the "2002 Share Option Scheme"). Upon termination of the Share Option Scheme, no further share options will be granted thereunder but all the outstanding share options granted prior to such termination continue to be valid and exercisable in accordance therewith, and only those provisions of the Share Option Scheme which are required to give effect to the outstanding share options continue to remain in force for such purpose. The 2002 Share Option Scheme complies with the amendments to Chapter 17 of the Listing Rules.

Pursuant to the 2002 Share Option Scheme, the Board may grant to any person being an employee, officer, director, agent, consultant or representative of Yue Xiu, the Company or any of their respective subsidiaries ("Participants") options to subscribe for shares in the Company. The purpose of the 2002 Share Option Scheme is to provide incentives to Participants to contribute to the Group and to enable the Group to recruit, retain and motivate high-calibre employees and attract human resources that are valuable to the Group. The maximum number of shares which may be issued upon exercise of all options to be granted under the 2002 Share Option Scheme is 10 per cent of the number of shares in issue as at 26th June 2002. The maximum entitlement of each Participant upon exercise of the options granted or to be granted within any 12-month period immediately preceding the proposed date of grant is limited to 1 per cent of the number of shares in issue as at the proposed date of grant. Any further grant of options in excess of this limit is subject to shareholders' approval in general meeting. The share options are exercisable from the commencement date of the option period (which shall be a period to be notified by the Board at the time of the grant of an option, such period to commence on the date of grant or such later date as the Board may decide and expire on the last day of the period, which in any event shall not exceed 10 years from the date of grant), of which a maximum of up to (i) 30 per cent; and (ii) 60 per cent (inclusive of any options exercised under (i)), of the options granted under the relevant grant are exercisable during the period (i) up to the first anniversary; and (ii) up to the second anniversary of the commencement date of the option period respectively. After the second anniversary of the commencement date of the option period the restrictions will cease. In respect of a Participant who is an employee of Yue Xiu, the Company or any of their respective subsidiaries, the same limits on the exercise of the share options as described above shall also apply, except that the periods referred to in (i) and (ii) above shall commence from the later of: (a) the date of completion by such Participant of one year of continuous employment as permanent member of the staff of Yue Xiu, the Company or any of their respective subsidiaries, as the case may be; and (b) the commencement date of the option period, and the date when the restrictions cease shall be modified accordingly. The exercise price is determined by the Board and must be at least the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotation sheets on the date of grant; (b) the average closing price of the shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of grant; and (c) the nominal value of the shares. The cash consideration to be paid for each grant of option is HK$10, with full payment of the exercise price to be made upon exercise of an option.

Movements during the year of the options granted under the share option schemes of the Company to the employees of the Group other than the directors of the Company as disclosed on page 22 were as follows :

Number of share options								
outstanding as at 1st January 2003	**granted during the year**	**exercised during the year**	**outstanding as at 31st December 2003**	**Exercise price per share** HK$	**Date of grant**	**Exercisable period**	**Weighted average closing price** (d) HK$
70,000,000	—	18,000,000	52,000,000	0.3936	04/09/1998	04/09/1999 - 03/09/2004 (b)	0.840
46,514,000	—	33,140,000	13,374,000	0.5008	14/12/1999	14/12/2000 - 13/12/2005 (b)	0.732
—	196,250,000	44,100,000	152,150,000	0.4100	02/05/2003	02/05/2003 - 01/05/2013 (c)	0.685
—	12,620,000	—	12,620,000	0.8140	27/10/2003	27/10/2003 - 26/10/2013 (c)	N/A
—	100,632,000	—	100,632,000	0.8460	23/12/2003	23/12/2003 - 22/12/2013 (c)	N/A

Notes :

(a) No options have been cancelled or lapsed during the year.

(b) The options granted are exercisable in 2 tranches. If the last day of the exercisable period is not a business day, the exercisable period will expire on the business day preceding thereof.

(c) The options granted are exercisable in 3 tranches.

(d) The weighted average closing price per share immediately before the dates on which the options were exercised.

The closing prices of the shares immediately before the dates on which the options were granted were as follows :

Date of grant	**Closing price immediately before the date of grant**
02/05/2003	HK$0.41
02/06/2003	HK$0.53
27/10/2003	HK$0.80
23/12/2003	HK$0.85

The Directors consider that it is inappropriate to value the share options granted during the year ended 31st December 2003 as a number of factors critical for the valuation cannot be determined accurately. Any valuation of the share options based on various speculative assumptions would be meaningless and could be misleading to shareholders.

(ii) **GZT**

Pursuant to the share option scheme ("GZT Scheme") approved by shareholders of GZT on 3rd January 1997, the board of directors of GZT (the "GZT Board") may, at their discretion, grant to directors and employees of GZT or any of its subsidiaries options to subscribe for ordinary shares in GZT. The GZT Scheme is designed to act as an incentive to employees and executives of GZT and its subsidiaries. The exercise price is determined by the GZT Board and being equal to the higher of (a) the nominal value of the share; and (b) not less than 80 per cent of the average closing prices of the shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of offer of an option. The cash consideration to be paid for each grant of option is HK$10, with full payment of the exercise price to be made upon exercise of an option.

On 25th June 2002, the shareholders of GZT approved the resolutions relating to the termination of the GZT Scheme and the adoption of a new share option scheme (the "2002 GZT Scheme"). Upon termination of the GZT Scheme, no further share options will be granted thereunder but all the outstanding share options granted prior to such termination continue to be valid and exercisable in accordance therewith, and only those provisions of the GZT Scheme which are required to give effect to the outstanding share options continue to remain in force for such purpose. The 2002 GZT Scheme complies with the amendments to Chapter 17 of the Listing Rules.

Pursuant to the 2002 GZT Scheme with terms and conditions same as those of 2002 Share Option Scheme, the GZT Board may grant to any person being an employee, officer, director, agent, consultant or representative of the Company, Yue Xiu, GZT or any of their respective subsidiaries options to subscribe for shares in GZT.

Movements during the year of the options granted under the GZT Scheme of to the employees of the Group other than the directors of the Company as disclosed on page 23 were as follows :

Number of share options							
outstanding as at 1st January 2003	**lapsed during the year**	**exercised during the year**	**outstanding as at 31st December 2003**	**Exercise price per share** HK$	**Date of grant**	**Exercisable period** (c)	**Weighted average closing price** (d) HK$
21,900,000	21,900,000	—	—	2.4080	06/08/1997	06/08/1998 - 05/08/2003	N/A
23,418,000	—	23,418,000	—	0.7632	04/09/1998	04/09/1999 - 03/09/2004	1.971
19,346,000	—	19,346,000	—	0.9984	22/12/1999	22/12/2000 - 21/12/2005	1.345
10,538,000	—	9,008,000	1,530,000	0.7520	07/04/2000	07/04/2001 - 06/04/2006	1.610

Notes :

(a) No options have been granted or cancelled during the year.

(b) All options are exercisable in 3 tranches.

(c) If the last day of the exercisable period is not a business day, the exercisable period will expire on the business day preceding thereof.

(d) The weighted average closing price per share of GZT immediately before the dates on which the options were exercised.

Independent non-executive directors' fees

Two independent non-executive directors of the Company each received HK$38,000 as directors' fees for the year ended 31st December 2003.

Management contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Major customers and suppliers

No disclosures with regard to the Group's major customers and suppliers are made since the aggregate percentages of sales and purchases attributable to the Group's five largest customers and suppliers are less than 30 per cent of the Group's total sales and purchases respectively.

Pension scheme arrangements

The Group operates a pension scheme for Hong Kong employees. The scheme is a defined contribution scheme and is administered by independent trustees. In relation to each employee, the employee contributes 5 per cent and the Group contributes 5 per cent to 15 per cent of the employee's basic salary to the scheme. There were no significant forfeited contributions in respect of employees who left the scheme prior to vesting fully in the contributions during the year and as at 31st December 2003.

The Group also participates in the Mandatory Provident Fund Scheme ("MPF" Scheme) for Hong Kong employees. The Group's MPF Scheme contributions are at 5 per cent of the employee's relevant income as defined in the Hong Kong Mandatory Provident Fund Schemes Ordinance up to a maximum of HK$1,000 per employee per month. The employees also contribute a corresponding amount to the MPF Scheme if their relevant income is more than HK$5,000 per month. The MPF contributions are fully and immediately vested in the employees as accrued benefits once they are paid.

Certain subsidiaries of the Company in the Mainland of China ("China") are required to participate in a defined contribution retirement plan organised by the Guangzhou Municipal People's Government. All Chinese workers are entitled to a pension equal to a fixed proportion of their ending basic salary amount at their retirement date except for a substantial number of staff members of five subsidiaries in China who are employed by Guangzhou Highways Development Company ("GHDC"), the local partner, pursuant to fixed cost services agreements (the "Services Agreements") executed between these subsidiaries and GHDC. Pursuant to the Services Agreements, details of which are disclosed in note 39(b) to the accounts, GHDC assumes full responsibility for the salaries and all statutory benefits, insurance and welfare funds required to be paid pursuant to relevant laws and regulations of China to the staff members and workers employed by GHDC to perform their duties required under the Services Agreements. The other subsidiaries are required to make contributions to the retirement plan at the rates of 16 per cent to 24 per cent of the basic salaries of their staff members.

The Group's contribution is charged to its profit and loss account and expenses incurred by the Group for the year amounted to HK$12,149,000.

Compliance with the Code of Best Practice of the Listing Rules

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in appendix 14 of the Listing Rules throughout the year ended 31st December 2003, except that the independent non-executive directors of the Company are not appointed for specific terms but are subject to retirement by rotation at the annual general meeting of the Company in accordance with the Company's Articles of Association. In the opinion of the Directors, this meets the same objective of the Code of Best Practice.

Audit committee

Pursuant to the Listing Rules, an audit committee (the "Audit Committee"), comprising two independent non-executive directors, namely Mr Yu Lup Fat Joseph and Mr Lee Ka Lun, was established.

By reference to "A Guide for The Formation of An Audit Committee" published by the Hong Kong Society of Accountants, written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted by the board of directors of the Company. The principal activities of the Audit Committee include the review and supervision of the Group's financial reporting process and internal controls.

Practice note 19 of the Listing Rules

Reference was made to the US$25 million term loan facility agreement dated 5th September 2001 ("2001 loan agreement") with a final maturity in September 2004, a HK$2,630 million loan agreement dated 23rd September 2002 with a final maturity in December 2007, a HK$100 million loan agreement dated 16th June 2003 with a final maturity in December 2005 and a HK$300 million loan agreement dated 23rd June 2003 with a final maturity in June 2008. In accordance with the terms of the aforementioned agreements, it is an event of default if Yue Xiu ceases to own (directly or indirectly) at least (in the case of the 2001 loan agreement) 40 per cent or (in the case of the other three loan agreements) 30 per cent of the issued share capital of the Company. The obligation has been complied with.

Auditors

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board
Ou Bingchang
Chairman

Hong Kong, 15th April 2004

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong

AUDITORS' REPORT TO THE SHAREHOLDERS OF GUANGZHOU INVESTMENT COMPANY LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 31 to 98 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with Section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2003 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 15th April 2004

Consolidated Profit and Loss Account

For the year ended 31st December 2003

	Note	2003 HK$'000	As restated 2002 HK$'000
Turnover	2	3,901,803	3,225,473
Cost of sales		(2,735,667)	(2,251,555)
Gross profit		1,166,136	973,918
Other revenues	2	31,549	19,110
Selling and distribution expenses		(127,154)	(148,420)
General and administrative expenses		(414,033)	(521,909)
Loss on deemed disposal of certain interests in a subsidiary	3	(94,942)	(7,773)
Operating profit before write-down of properties, provision for impairment and revaluation surplus/(deficit)		561,556	314,926
Write-down of properties to net realisable value	4	(5,805)	(542,160)
Provision for impairment of			
- fixed assets		—	(52,974)
- other investments		—	(56,052)
Revaluation surplus/(deficit) on investment properties		165,840	(240,550)
Profit/(loss) from operation	5	721,591	(576,810)
Finance costs	6	(224,733)	(185,986)
Share of profits less losses of			
- jointly controlled entities		(49,693)	(25,709)
- associated companies		181,767	100,159
Provision for impairment of interest in a jointly controlled entity		—	(111,655)
Profit/(loss) before taxation		628,932	(800,001)
Taxation	7	(114,599)	2,316
Profit/(loss) after taxation		514,333	(797,685)
Minority interests		(213,680)	(162,545)
Profit/(loss) attributable to shareholders	8	300,653	(960,230)
Dividends	9	117,540	—
Earnings/(loss) per share	10		
Basic		4.89 cents	(23.90 cents)
Fully diluted		4.83 cents	N/A

Consolidated Balance Sheet

As at 31st December 2003

	Note	2003 HK$'000	As restated 2002 HK$'000
Interests in toll highways and bridges	13	**2,099,647**	2,176,177
Other intangible assets	14	**(535,253)**	(629,952)
Fixed assets	15	**6,251,082**	5,075,206
Deferred tax assets	32	**39,061**	33,844
Interests in jointly controlled entities	17	**704,044**	797,185
Interests in associated companies	18	**1,659,568**	1,662,762
Other investments	19	**259,851**	288,417
		2,623,463	2,748,364
Current assets			
Properties held for/under development	20	**10,244,614**	11,175,160
Properties held for sale	20	**2,455,354**	3,823,618
Inventories	21	**220,127**	169,751
Due from related companies	22	**3,678**	44,355
Accounts receivable, prepayments and deposits	23	**1,121,290**	990,993
Bank balances and cash	24	**1,075,294**	1,077,499
		15,120,357	17,281,376
Current liabilities			
Accounts payable and accrued charges	25	**4,351,238**	5,026,648
Due to minority shareholders of subsidiaries	22	**179,135**	104,739
Bank loans			
- secured	38	**838,692**	1,336,449
- unsecured		**681,797**	694,392
Bank overdrafts - unsecured		**39,486**	32,164
Current portion of long-term bank loans	30	**875,394**	1,185,583
Current portion of other long-term loans	31	**14**	200,927
Taxation payable		**42,906**	65,558
		7,008,662	8,646,460
Net current assets		**8,111,695**	8,634,916
Total assets less current liabilities		**18,589,695**	18,038,555

Consolidated Balance Sheet

As at 31st December 2003

	Note	2003 HK$'000	As restated 2002 HK$'000
Financed by:			
Share capital	26	**624,872**	611,810
Reserves	28	**6,344,488**	6,098,237
Shareholders' funds		**6,969,360**	6,710,047
Minority interests	29	**3,778,308**	3,807,351
Non-current liabilities			
Long-term bank loans	30	**3,642,450**	3,546,649
Other long-term loans	31	**549,041**	256,493
Deferred tax liabilities	32	**3,650,536**	3,718,015
		18,589,695	18,038,555

On behalf of the Board

Chen Guangsong
Director

Liang Ningguang
Director

Balance Sheet

As at 31st December 2003

	Note	2003 HK$'000	2002 HK$'000
Fixed assets	15	**20,574**	21,704
Investments in subsidiaries	16	**9,496,292**	9,766,938
Current assets			
Accounts receivables, prepayments and deposits	23	**42,733**	44,160
Bank balances and cash	24	**190,394**	225,364
		233,127	269,524
Current liabilities			
Accounts payables and accrued charges	25	**42,495**	30,332
Bank loan - secured	38	**120,000**	—
Bank overdrafts - unsecured		**9,993**	—
Current portion of long-term bank loans	30	**367,452**	628,000
Current portion of other long-term loans	31	**14**	200,927
		539,954	859,259
Net current liabilities		**(306,827)**	(589,735)
Total assets less current liabilities		**9,210,039**	9,198,907
Financed by:			
Share capital	26	**624,872**	611,810
Reserves	28	**6,035,086**	5,964,449
Shareholders' funds		**6,659,958**	6,576,259
Long-term bank loans	30	**2,204,231**	2,557,000
Other long-term loans	31	**345,850**	65,648
		9,210,039	9,198,907

On behalf of the Board

Chen Guangsong
Director

Liang Ningguang
Director

Consolidated Cash Flow Statement

For the year ended 31st December 2003

	Note	2003 HK$'000	As restated 2002 HK$'000
Net cash inflow generated from operation	33(a)	**991,747**	765,337
Interest received		**8,450**	13,763
Interest paid		**(242,055)**	(198,547)
Hong Kong profits tax paid		**(2,059)**	(3,160)
China taxation paid		**(108,110)**	(77,177)
Net cash inflow from operating activities		**647,973**	500,216
Investing activities			
Dividends received from jointly controlled entities and associated companies		**125,012**	94,447
Dividends received from other investments		**3,483**	4,513
Investment in toll highway and bridges		**(11,223)**	(20,265)
Purchases of fixed assets		**(200,906)**	(131,624)
Sale of fixed assets		**7,036**	2,108
Purchase of subsidiaries	33(b)	**16,683**	(1,578,499)
Disposal of certain interests in a subsidiary	33(c)	**8,639**	—
Sale of subsidiaries		**—**	(122,643)
Increase in shareholdings of subsidiaries		**—**	(142,296)
Issue of a subsidiary's shares		**56,818**	4,703
Investment in an associated company		**—**	(304,518)
Disposal/partial disposal of a jointly controlled entity		**59,346**	15,156
Purchases of other investments		**—**	(14,279)
Return of investment from other investments		**28,909**	42,132
Repayment from/(advance to) associated companies and jointly controlled entities		**11,409**	(101,893)
Decrease in pledged deposits		**—**	177,245
Net cash inflow/(outflow) from investing activities		**105,206**	(2,075,713)

Consolidated Cash Flow Statement

For the year ended 31st December 2003

	Note	2003 HK$'000	As restated 2002 HK$'000
Financing activities	33(d)		
Issue of ordinary shares		**43,725**	993
Capital contribution from minority shareholders of subsidiaries		**6,037**	—
Advance from/(repayment to) associated companies and jointly controlled entities		**2,399**	(8,694)
New bank loans		**2,252,575**	3,528,764
Repayment of bank loans		**(3,005,352)**	(1,887,298)
Addition of other borrowings		**183,093**	15,430
Repayment of other borrowings		**(66,304)**	(309,946)
Dividends paid		**(49,502)**	—
Dividends paid to minority shareholders of subsidiaries		**(129,377)**	(106,879)
Net cash (outflow)/inflow from financing activities		**(762,706)**	1,232,370
Decrease in cash and cash equivalents		**(9,527)**	(343,127)
Cash and cash equivalents at the beginning of year		**1,045,335**	1,388,462
Cash and cash equivalents at the end of year		**1,035,808**	1,045,335
Analysis of balances of cash and cash equivalents			
Bank balances and cash		**1,075,294**	1,077,499
Bank overdrafts		**(39,486)**	(32,164)
		1,035,808	1,045,335

Consolidated Statement of Changes in Equity

For the year ended 31st December 2003

	Note	2003 HK$'000	As restated 2002 HK$'000
Total equity as at 1st January, as previously reported		7,016,545	6,530,538
Effect of changes in accounting policies	28	(306,498)	(340,513)
Total equity as at 1st January, as restated		6,710,047	6,190,025
Exchange differences arising on translation of the accounts of foreign subsidiaries, associated companies and jointly controlled entities	28	3,748	(1,655)
Release of reserve upon disposal of properties held for/ under development and properties held for sale	28	(66,070)	(5,271)
Release of reserves upon disposal/deemed disposal of subsidiaries and an associated company	28	(547)	516,648
Net (loss)/gain not recognised in the profit and loss account		(62,869)	509,722
Profit/(loss) attributable to shareholders	28	300,653	(960,230)
Dividends paid		(49,502)	—
Issue of shares net of issuing expenses	26 & 28	71,031	970,530
Total equity as at 31st December		6,969,360	6,710,047

1 Principal accounting policies

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention except that investment properties are stated at fair value.

In the current year, the Group adopted SSAP 35 "Government Grants and Disclosure of Government Assistance" and SSAP 12 (revised) "Income Taxes" issued by the HKSA which are effective for accounting periods commencing on or after 1st July 2002 and 1st January 2003, respectively. The Group has also changed its amortisation/depreciation policy on its interests in toll highways and bridges (note 1(e)) and goodwill on acquisition of subsidiary/associated company/jointly controlled entity engaged in the operation of toll highways and bridges (note 1(f)(i)).

The changes to the Group's accounting policies and the effect of adopting these new policies are set out below:

	Negative goodwill (note 14) HK$'000	Minority interests HK$'000	Retained profits HK$'000
At 1st January 2003, as previously reported	(3,823,375)	4,064,961	602,882
Effect of changes in accounting policies			
- amortisation	—	(30,207)	(12,778)
- deferred taxation	3,148,419	(227,403)	(293,720)
	3,148,419	(257,610)	(306,498)
At 1st January 2003, as restated	(674,956)	3,807,351	296,384

(b) Group accounting

(i) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st December.

Subsidiaries are those entities in which the Group controls the composition of the Board of Directors, controls more than half the voting power or holds more than half of the issued share capital.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill/negative goodwill or goodwill/negative goodwill taken to reserves which was not previously charged or recognised in the consolidated profit and loss account.

1 Principal accounting policies (cont'd)

(b) Group accounting (cont'd)

(i) Consolidation (cont'd)

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii) Jointly controlled entities

A jointly controlled entity is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities and also goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

(iii) Associated companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and also goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(iv) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheets of subsidiaries, jointly controlled entities and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

1 Principal accounting policies (cont'd)

(c) Fixed assets

(i) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties held on leases with unexpired periods greater than 20 years are valued annually by independent valuers. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment properties revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited.

Investment properties held on leases with unexpired periods of 20 years or less are depreciated over the remaining portion of the leases.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment properties revaluation reserve to the profit and loss account.

(ii) Other properties

Other properties are interests in land and buildings other than investment properties and are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation on leasehold land and buildings is calculated to write off their cost less accumulated impairment losses over the unexpired periods of the leases or their expected useful lives to the Group, whichever is shorter. The principal annual rates used for this purpose are as follows:

Leasehold land	2 to 3 per cent
Buildings	2 to 4 per cent

(iii) Production facilities under construction

Production facilities under construction are stated at cost which comprise costs of construction, purchase cost of plant and machinery pending installation and interest charges arising from borrowings used to finance the construction.

No depreciation is provided for production facilities under construction until they are completed and put into commercial use.

1 Principal accounting policies (cont'd)

(c) Fixed assets (cont'd)

(iv) Other fixed assets

Other fixed assets, comprising plant and machinery and tools, leasehold improvements, furniture, fixtures and office equipment and motor vehicles are stated at cost less accumulated depreciation and accumulated impairment losses.

Other fixed assets are depreciated at rates sufficient to write off their cost less accumulated impairment losses over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

Plant and machinery and tools	5 to 33 per cent
Leasehold improvements, furniture, fixtures and office equipment	20 per cent
Motor vehicles	20 to 33 per cent

The plant components are depreciated over the period to overhaul. Major costs incurred in restoring the plant components to its normal working condition to allow continued use of the overall asset are capitalised and depreciated over the period to the next overhaul.

Improvements are capitalised and depreciated over their expected useful lives to the Group.

(v) Impairment and gain or loss on disposal of fixed assets

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained profits and is shown as a movement in reserves.

1 Principal accounting policies (cont'd)

(d) Assets under leases

(i) Finance leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in non-current liabilities. The finance charges are charged to the profit and loss account over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

(ii) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

(e) Interests in toll highways and bridges

Interests in toll highways and bridges comprise tangible infrastructure and intangible operating rights. Depreciation of tangible infrastructure is calculated to write off their costs on a units-of-usage basis based on the traffic volume for a particular period over the projected total traffic volume throughout the joint venture periods. The Group reviews regularly the projected total traffic volume throughout the joint venture period of the respective tangible infrastructure, and if it is considered appropriate, independent professional traffic studies will be obtained. Appropriate adjustment will be made should there be a material change. Amortisation of intangible operating rights is provided on a straight-line basis over periods of 20-30 years in which the operating rights are held.

Previously, interests in toll highways and bridges are amortised using the sinking fund method. The adoption of units-of-usage based depreciation and straight-line amortisation on tangible infrastructure and intangible operating rights respectively in the year ended 31st December 2003 represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

The current policy is adopted as it is considered more appropriate to reflect the performance of the Group in line with industry practice. As a result of the change in accounting policy on amortisation of interests in toll highways and bridges, the opening retained profits at 1st January 2002 and 2003 have been reduced by HK$6,076,000 and HK$11,731,000, respectively. The loss for the year ended 31st December 2002 has been increased by HK$5,655,000.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that interests in toll highways and bridges are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

1 Principal accounting policies (cont'd)

(f) Intangibles

(i) Goodwill/negative goodwill

Goodwill represents the excess of the cost of an acquisition over the Group's share of the fair value of the net assets of the acquired subsidiary/associated company/jointly controlled entity at the date of acquisition. Goodwill on acquisition of subsidiary/associated company/jointly controlled entity engaged in the operation of toll highways or bridges is amortised using the straight-line method over the maximum period of 20 years. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount.

Negative goodwill represents the excess of the Group's share of the fair value of the net assets acquired over the cost of acquisition and is presented in the same balance sheet classification as goodwill.

To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities at the date of acquisition, that portion of negative goodwill is recognised in the profit and loss account when the future losses and expenses are recognised.

To the extent that negative goodwill does not relate to identifiable expected future losses and expenses that can be measured reliably, negative goodwill on acquisition of subsidiary/associated company/jointly controlled entity engaged in the operation of toll highways or bridges is amortised using the straight-line method over the maximum period of 20 year whereas negative goodwill on acquisition of subsidiary/associated company/jointly controlled entity engaged in property investment not exceeding the fair values of the non-monetary assets acquired is amortised on the following bases:

- Properties under development and properties held for sales - amortisation is calculated based on the actual area of properties sold over the total available saleable area.
- Investment properties - amortisation is calculated using the straight-line method over the maximum period of 20 years.

Negative goodwill in excess of the fair values of those non-monetary assets is recognised in the profit and loss account immediately.

Previously, goodwill/negative goodwill on acquisition of subsidiary/associated company/jointly controlled entity engaged in the operation of toll highways or bridges is amortised on the basis of a sinking fund calculation over the period for which the Group is granted the rights to operate the highways or bridges. The adoption of straight-line amortisation on goodwill/negative goodwill in the year ended 31st December 2003 represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

As a result of the change in accounting policy on goodwill amortisation, the opening retained profits at 1st January 2002 and 2003 have been reduced by HK$463,000 and HK$1,047,000, respectively. The loss for the year ended 31st December 2002 has been increased by HK$584,000.

Goodwill/negative goodwill on acquisitions that occurred prior to 1st January 2001 was eliminated against reserves. Any impairment arising on goodwill is accounted for in the profit and loss account.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity disposed of or, for acquisitions prior to 1st January 2001, the related goodwill written off against reserves to the extent it has not previously been realised in the profit and loss account.

1 **Principal accounting policies** (cont'd)

(f) Intangibles (cont'd)

(ii) Research and development costs

Research costs are expensed as incurred. Costs incurred on development projects relating to the design and testing of new or improved products are recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so, costs are identifiable and there is an ability to sell or use the asset that will generate probable future economic benefits. Such development costs are recognised as an asset and amortised on a straight-line basis over a period of not more than 5 years to reflect the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are expensed as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

(iii) Impairment of intangible assets

Where an indication of impairment exists, the carrying amount of any intangible asset, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount.

(g) Other investments

Other investments held for long term are stated at cost less accumulated impairment losses. The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such investment will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account. This impairment loss is written back to profit and loss when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

If the rights and interest in investments are surrendered by the Group upon the termination of related joint venture period, amortisation is provided to write off its cost over the joint venture period on the straight-line basis. The results of other investments are accounted for on the basis of dividends received and receivable.

(h) Properties held for/under development

Properties held for/under development are stated at cost which comprises land cost, development and construction expenditures net of incidental rental income, borrowing costs capitalised and other direct costs attributable to the development, plus attributable profits recognised on the basis set out in note 1(q)(ii) taken up to date, less provisions for foreseeable losses and sales instalments received.

(i) Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost includes land cost, development and construction expenditure, borrowing costs capitalised and other incidental costs. Net realisable value is the estimated price at which a property can be realised less related expenses.

1 Principal accounting policies (cont'd)

(j) Inventories

Inventories, comprise stock and work in progress, are stated at the lower of cost and net realisable value. Cost, calculated on the weighted average basis, comprises direct materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(k) Accounts receivable

Provision is made against accounts receivable to the extent that they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(l) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and bank overdrafts.

(m) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

(n) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from depreciation on fixed assets, revaluations of certain non-current assets and of investments, provisions for pensions and other post retirement benefits and tax losses carried forward; and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior year, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the SSAP 12 (revised) represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

1 Principal accounting policies (cont'd)

(n) Deferred taxation (cont'd)

As a result of the change in accounting policy on deferred taxation, the opening retained profits at 1st January 2002 and 2003 have been reduced by HK$333,974,000 and HK$293,720,000, respectively. The loss for the year ended 31st December 2002 has been reduced by HK$35,050,000.

(o) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave and long service leave are recognised when they accrue to employers. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

(ii) Pension obligations

The Group's contributions to the defined contribution retirement schemes are expensed as incurred and reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The assets of the scheme are held separately from those of the Group in an independently administered fund.

(iii) Medical benefits

The Group's contributions to defined contribution medical benefit scheme are expensed as incurred.

(p) Government grants

A government grant is recognised, when there is a reasonable assurance that the Group will comply with the conditions attaching with it and that the grant will be received.

Grants relating to income are deferred and recognised in the profit and loss account over the period necessary to match them with the costs they are intended to compensate.

Grants relating to the purchase of fixed assets are included in non-current liabilities as deferred income and are credited to the profit and loss account on a straight-line basis over the expected lives of the related assets.

In prior years, the Group credited government grants relating to the purchase of fixed assets when received to the profit and loss account. The adoption of the SSAP 35 represents a change in accounting policy which has been applied retrospectively. The adoption of the SSAP 35 has no significant effect on the Group's results for the prior accounting periods.

1 Principal accounting policies (cont'd)

(q) Revenue and profit recognition

(i) Revenues arising from the sale of properties held for sale are recognised on the execution of the legally binding contracts of sale.

(ii) The recognition of revenues from the sale of properties held for/under development in advance of completion commences when a legally binding contract of sale has been executed.

When properties held for/under development are sold in advance of completion, and there is reasonable certainty as to the outcome of the property development projects, the total estimated profit is apportioned over the entire period of construction to reflect the progress of the development. The profit is computed each year as a proportion of the total estimated profit to completion, the proportion used being the proportion of construction costs incurred at the balance sheet date to total estimated construction costs to completion, limited to the amount of sales instalments received and subject to due allowance for contingencies.

Where purchasers fail to pay the balance of the purchase price on completion and the Group exercises its entitlement to resell the property, sales deposits received in advance of completion are forfeited and credited to operating profit, any profits previously recognised in accordance with the aforesaid policy are reversed.

(iii) Operating lease rental income is recognised on a straight-line basis.

(iv) Revenue from property management is recognised in the period in which the services are rendered.

(v) Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(vi) Toll revenue, net of revenue tax, is recognised on a receipt basis.

(vii) Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(viii) Dividend income is recognised when the right to receive payment is established.

(ix) Agency fee revenue from property broking are recognised when the relevant agreement becomes unconditional or irrevocable.

1 **Principal accounting policies** (cont'd)

(r) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(s) Segment reporting

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of intangible assets, fixed assets, inventories, properties held for/under development, properties held for sale, property development projects, receivables, interests in jointly controlled entities and associated companies. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to interests in toll highways and bridges (note 13) and fixed assets (note 15), including additions resulting from acquisitions through purchases of subsidiaries (note 33(b)).

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located.

2 Turnover, revenue and segment information

The Group is principally engaged in development, operation and management of toll highways and bridges, development, selling and management of properties and holding of investment properties, and manufacturing and trading of newsprint and corrugated paper. Revenues recognised are as follows:

	2003 HK$'000	2002 HK$'000
Turnover		
Net toll revenue from toll operations	**405,567**	355,638
Property management fee income	**70,760**	9,945
Rental income		
- Properties	**319,066**	99,713
- Car park	**58,908**	53,230
Sales revenue		
- Sales of properties	**1,955,105**	636,514
- Sales of newsprint and corrugated paper	**1,006,263**	1,141,688
- Sales of cement and ready-mixed concrete	**—**	916,020
- Others	**86,134**	12,725
	3,901,803	3,225,473
Other revenues		
Interest income	**8,450**	13,763
Dividend income	**3,483**	4,513
Agency fee income on properties sales and rental	**19,616**	834
	31,549	19,110
Total revenues	**3,933,352**	3,244,583

2 **Turnover, revenue and segment information** (cont'd)

Primary reporting format - business segments

The Group operates predominantly in Hong Kong and the Mainland of China ("China") and in four main business segments:

- Toll operations - development, operation and management of toll highways and bridges
- Properties - development, selling and management of properties and holding of investment properties
- Paper - manufacturing and selling of newsprint and corrugated paper
- Cement - manufacturing and selling of cement and ready-mixed concrete (discontinued operation)

Other operations of the Group mainly comprise investment holding, supermarket operations and high technology business (discontinued operation), neither of which are of a sufficient size to be reported separately.

There are no significant sales between the business segments.

Secondary reporting format - geographical segments

The Group's four business segments are mainly managed in Hong Kong and China:

Hong Kong - properties and cement (discontinued operation)
China - toll operations, properties, paper and cement (discontinued operation)
Others - properties

There are no significant sales between the geographical segments.

2 Turnover, revenue and segment information (cont'd)

Primary reporting format - business segments

	Toll operations		Properties		Paper		(Discontinued operation) Cement		Other operations		Group	
	2003 HK$'000	As restated 2002 HK$'000	2003 HK$'000	As restated 2002 HK$'000	2003 HK$'000	2002 HK$'000	2003 HK$'000	2002 HK$'000	2003 HK$'000	2002 HK$'000	2003 HK$'000	As restated 2002 HK$'000
Turnover	405,567	355,638	2,453,465	797,298	1,006,263	1,141,688	—	916,020	36,508	14,829	3,901,803	3,225,473
Segment results	185,289	165,778	429,169	(25,606)	90,293	111,316	—	122,810	2,219	(13,327)	706,970	360,971
Interest income											8,450	13,763
Unallocated operating costs											(153,864)	(59,808)
Write-down of properties, provision for impairment and revaluation surplus/(deficit)	—	(33,462)	160,035	(802,650)	—	(35,694)	—	—	—	(19,930)	160,035	(891,736)
Finance costs											(224,733)	(185,986)
Share of profits less losses of:												
Jointly controlled entities	(20,419)	(35,482)	(29,274)	(115)	—	—	—	9,888	—	—	(49,693)	(25,709)
Associated companies	181,607	153,904	160	(47,971)	—	—	—	—	—	(5,774)	181,767	100,159
Provision for impairment of interest in a jointly controlled entity	—	—	—	—	—	(111,655)	—	—	—	—	—	(111,655)
Profit /(loss) before taxation											628,932	(800,001)
Taxation											(114,599)	2,316
Profit /(loss) after taxation											514,333	(797,685)
Minority interests											(213,680)	(162,545)
Profit /(loss) attributable to shareholders											300,653	(960,230)
Segment assets	2,335,043	2,392,295	17,912,695	18,874,853	1,716,186	1,654,080	—	—	149,950	34,875	22,113,874	22,956,103
Interests in jointly controlled entities	330,621	357,355	373,423	380,484	—	59,346	—	—	—	—	704,044	797,185
Interests in associated companies	1,671,076	1,666,506	(11,508)	(3,744)	—	—	—	—	—	—	1,659,568	1,662,762
Unallocated assets											1,120,871	1,268,965
Total assets											25,598,357	26,685,015
Segment liabilities	172,005	128,839	4,155,433	4,873,330	245,410	263,396	—	—	90,356	58	4,663,204	5,265,623
Unallocated liabilities											10,187,485	10,901,994
Total liabilities											14,850,689	16,167,617
Capital expenditure	20,705	21,525	98,949	7,235	107,704	75,613	—	46,702	2,456	814	229,814	151,889
Depreciation and amortisation	111,113	104,414	(33,065)	(6,269)	102,958	132,947	—	69,235	3,274	4,611	184,280	304,938

2 Turnover, revenue and segment information (cont'd)

Secondary reporting format - geographical segments

	Turnover		Total assets		Capital expenditure	
				As restated		
	2003	2002	**2003**	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Hong Kong	**180,674**	409,560	**1,490,990**	1,384,651	**1,611**	23,680
China	**3,718,369**	2,812,908	**20,570,297**	21,520,325	**228,097**	128,189
Others	**2,760**	3,005	**52,587**	51,127	**106**	20
	3,901,803	3,225,473	**22,113,874**	22,956,103	**229,814**	151,889
Interests in jointly controlled entities			**704,044**	797,185		
Interests in associated companies			**1,659,568**	1,662,762		
Unallocated assets			**1,120,871**	1,268,965		
Total assets			**25,598,357**	26,685,015		

3 Loss on deemed disposal of certain interests in a subsidiary

During the year ended 31st December 2003, GZI Transport Limited ("GZT") issued 64,448,000 (2002: 5,204,000) shares upon the exercise of GZT's employee share options and consequently the Company's effective interest in GZT was reduced by 2.66 per cent (2002: 0.34 per cent). This results in a deemed disposal loss of HK$94,942,000 (2002: HK$7,773,000).

4 Write-down of properties to net realisable value

	2003	As restated 2002
	HK$'000	HK$'000
Write-down of properties held for/under development to net realisable value	**5,805**	529,000
Write-down of properties held for sale to net realisable value	**—**	13,160
	5,805	542,160

5 Profit/(loss) from operation

Profit/(loss) from operation is stated after crediting and charging the following:

	2003 HK$'000	As restated 2002 HK$'000
Crediting		
Gross rental income from investment properties	**292,380**	77,345
Less: direct outgoings	**(10,965)**	(7,874)
Net rental income from investment properties	**281,415**	69,471
Amortisation of negative goodwill		
- Included in cost of sales	**37,811**	8,686
- Included in general and administrative expenses	**6,959**	1,395
Write-back of other payables	**45,527**	42,156
Net exchange gain	**6,367**	—
Charging		
Auditors' remuneration	**4,944**	5,921
Cost of inventories sold	**2,481,689**	2,021,094
Depreciation		
- Owned fixed assets	**119,521**	210,894
- Leased fixed assets	**14**	407
Amortisation/depreciation of interests in toll highways and bridges (included in cost of sales)	**98,163**	95,456
Amortisation of goodwill (included in general and administrative expenses)	**11,352**	8,262
Loss on disposal of certain interest in a subsidiary	**998**	—
Loss on disposal of fixed assets	**27,628**	39,803
Loss on disposal of other investments	**1,059**	—
Staff costs (note 11)	**262,520**	265,152
Operating leases		
- Hire of plant and machinery	**17,350**	7,225
- Land and buildings	**43,654**	55,278
Write-off of bad debts/provision for doubtful debts	**63,659**	30,506
Net exchange loss	**—**	1,875

6 Finance costs

	2003 HK$'000	2002 HK$'000
Interest on bank loans and overdrafts	**230,458**	139,953
Interest element of finance leases	**70**	73
Premium on redemption of convertible bonds	**1,950**	7,501
Other interests on		
- amount due to a minority shareholder of a subsidiary	**—**	38,419
- loan from a shareholder	**3,977**	356
- loan from related companies	**721**	2,818
- convertible bonds	**3,544**	13,586
- other loans with no fixed repayment terms	**3,285**	3,342
Total borrowing costs incurred	**244,005**	206,048
Less: amount capitalised to properties held for/under development (note (i))	**(19,272)**	(20,062)
	224,733	185,986

(i) The average interest rate of borrowing costs capitalised for the year ended 31st December 2003 was approximately 5.31 per cent per annum (2002: 5.63 per cent per annum).

7 Taxation

(a) Hong Kong profits tax has been provided at the rate of 17.5 per cent (2002: 16 per cent) on the estimated assessable profit for the year. In 2003, the Hong Kong government enacted a change in the profit tax rate from 16 per cent to 17.5 per cent for the fiscal year 2003/2004.

(b) China enterprise income taxation is provided on the profits of the Group's subsidiaries, associated companies and jointly controlled entities in China in accordance with the Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises ("China Tax Law") at 18 per cent to 33 per cent. Under the China Tax Law, certain of the Group's subsidiaries, associated companies and jointly controlled entities in China are entitled to an income tax holiday for two to five years from its first profit making year followed by a 50 per cent reduction in income tax for the next three to five years.

(c) China land appreciation tax is levied at progressive rates ranging from 30 per cent to 60 per cent on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures including costs of land and development and construction expenditure.

(d) The amount of taxation charged/(credited) to the consolidated profit and loss account represents:

	2003	As restated 2002
	HK$'000	HK$'000
Current taxation		
Hong Kong profits tax	**1,627**	5,489
China enterprise income tax	**78,974**	61,877
China land appreciation tax	**42,544**	—
Overprovision in prior years	**(6,051)**	(498)
Deferred taxation relating to the reversal of temporary differences	**(30,949)**	(81,986)
Deferred taxation resulting from an increase in tax rate	**(1,019)**	—
	85,126	(15,118)
Share of taxation attributable to		
Jointly controlled entities	**5,877**	10,655
Associated companies	**23,596**	2,147
Taxation charges/(credits)	**114,599**	(2,316)

7 Taxation (cont'd)

The taxation on the Group's profit/(loss) before taxation differs from the theoretical amount that would arise using the China enterprise income tax rate as follows:

	2003 HK$'000	As restated 2002 HK$'000
Profit/(loss) before taxation	**628,932**	(800,001)
Calculated at China enterprise income tax rate of 33 per cent (note (i)) (2002: 33 per cent)	**207,548**	(264,000)
Effect of different taxation rates	**(53,250)**	132,575
Increase in opening net deferred tax assets resulting from an increase in tax rate	**(1,019)**	—
Effect of tax concession under tax holiday	**(263)**	(8,950)
Income not subject to taxation	**(29,677)**	(33,679)
Expenses not deductible for taxation purposes	**44,051**	49,887
Effect of tax losses not recognised	**17,608**	132,121
Utilisation of previously unrecognised tax losses	**(25,702)**	(109)
Overprovision in prior years	**(6,051)**	(498)
Effect of land appreciation tax deductible for calculation of income tax purposes	**19,035**	4,760
	172,280	12,107
Land appreciation tax	**(57,681)**	(14,423)
Taxation charges/(credits)	**114,599**	(2,316)

Note:

(i) The rate of China enterprise income tax was adopted as majority of the Group's operations were carried out in China.

8 Profit/(loss) attributable to shareholders

The profit/(loss) attributable to shareholders is dealt with in the accounts of the Company to the extent of HK$62,170,000 (2002: HK$269,583,000).

9 Dividends

	2003 HK$'000	2002 HK$'000
Interim, paid, of HK$0.008 (2002: Nil) per ordinary share	49,502	—
Final, proposed, of HK$0.0108 (2002: Nil) per ordinary share	68,038	—
	117,540	—

At a meeting held on 15th April 2004, the directors proposed a final dividend of HK$0.0108 per ordinary share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained profits for the year ending 31st December 2004.

10 Earnings/(loss) per share

The calculation of basic earnings/(loss) per share for the year ended 31st December 2003 is based on the consolidated profit attributable to shareholders of approximately HK$300,653,000 (2002: loss of HK$960,230,000) and the weighted average number of approximately 6,146,494,166 shares (2002: 4,017,138,450 shares) in issue during the year.

The calculation of diluted earnings per share for the year ended 31st December 2003 is based on the consolidated profit attributable to shareholders of approximately HK$300,653,000 and the diluted weighted average number of approximately 6,223,195,777 shares in issue after adjusting for the potential dilutive effect in respect of outstanding share options. Diluted loss per share is not presented for the year ended 31st December 2002 because the effect is anti-dilutive.

11 Staff costs (including directors' emoluments)

	2003 HK$'000	2002 HK$'000
Wages and salaries	211,997	169,728
Pension costs (defined contribution plans) (note (i))	12,149	28,125
Medical benefits costs (defined contribution plans)	4,561	21,369
Social security costs	14,735	6,366
Termination benefits	763	11,232
Staff welfare	18,315	28,332
	262,520	265,152

Note:

(i) The Group's contributions for Hong Kong employees are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. There were no forfeited contributions in the current year (2002: Nil).

12 Directors' and senior management's emoluments

(a) The aggregate amounts of emoluments payable to the Directors of the Company during the year are as follows:

	2003 HK$'000	2002 HK$'000
Fees (note (i))	**76**	76
Other emoluments:		
Basis salaries, housing allowances, other allowances and benefits in kind (note (ii))	**8,004**	17,584
Discretionary bonuses	**7,434**	11,325
Directors' pension	**162**	467
	15,676	29,452

Notes:

(i) Directors' fees represent amounts paid to independent non-executive Directors.

(ii) During the year ended 31st December 2003, certain Directors exercised their options to subscribe for the Company's and its subsidiary's ordinary shares. Details of options exercised during the year are disclosed in the Report of the Directors.

(b) The emoluments of the Directors fell within the following bands:

Emoluments bands	Number of directors 2003	2002
Nil - HK$1,000,000	***12**	*9
HK$1,000,001 - HK$1,500,000	**2**	2
HK$1,500,001 - HK$2,000,000	**2**	1
HK$2,000,001 - HK$2,500,000	**3**	1
HK$3,500,001 - HK$4,000,000	**—**	3
HK$4,000,001 - HK$4,500,000	**—**	1
HK$4,500,001 - HK$5,000,000	**—**	1

* Included two (2002: two) independent non-executive Directors.

No Directors waived emoluments in respect of the years ended 31st December 2003 and 2002. No emoluments were paid or payable by the Group as an inducement to join or upon joining the Group, or as compensation for loss of office during the year (2002: Nil).

(c) The five individuals whose emoluments were the highest in the Group for the year ended 31st December 2003 are also directors whose emoluments are reflected in the analysis presented above.

13 Interests in toll highways and bridges

	Group		
	Intangible operating rights HK$'000	**Tangible infrastructure** HK$'000	**Total** HK$'000
At 1st January 2003, as previously reported	1,857,817	359,380	2,217,197
Effect on changes in accounting policy on amortisation	(41,020)	—	(41,020)
At 1st January 2003, as restated	1,816,797	359,380	2,176,177
Exchange differences	8,722	1,688	10,410
Additions	11,223	—	11,223
Amortisation/depreciation charge	(85,878)	(12,285)	(98,163)
At 31st December 2003	1,750,864	348,783	2,099,647
At 31st December 2003			
Cost	2,143,106	403,755	2,546,861
Accumulated amortisation/depreciation	(392,242)	(54,972)	(447,214)
Net book value	1,750,864	348,783	2,099,647
At 31st December 2002			
Cost	2,121,922	401,869	2,523,791
Accumulated amortisation/depreciation	(305,125)	(42,489)	(347,614)
Net book value	1,816,797	359,380	2,176,177

The intangible operating rights and tangible infrastructure are located in China.

14 Other intangible assets

	Group		
	Goodwill HK$'000	Negative goodwill HK$'000	Total HK$'000
At 1st January 2003, as previously reported	46,969	(3,823,375)	(3,776,406)
Effect of changes in accounting policies			
- amortisation	(1,965)	—	(1,965)
- deferred taxation (note (i))	—	3,148,419	3,148,419
At 1st January 2003, as restated	45,004	(674,956)	(629,952)
Acquisition of subsidiaries (note 33(b))	—	(5,005)	(5,005)
Amortisation charge	(4,551)	44,770	40,219
Disposal of certain interests in a subsidiary	—	8,857	8,857
Adjustments resulting from changes in value of identifiable assets and liabilities acquired in 2002	—	50,628	50,628
At 31st December 2003	40,453	(575,706)	(535,253)
At 31st December 2003			
Cost	51,310	(629,602)	(578,292)
Accumulated amortisation	(10,857)	53,896	43,039
	40,453	(575,706)	(535,253)
At 31st December 2002			
Cost	51,310	(685,066)	(633,756)
Accumulated amortisation	(6,306)	10,110	3,804
	45,004	(674,956)	(629,952)

Note:

(i) Following the adoption of SSAP 12 (revised), the negative goodwill at 1st January 2003 has been reduced by HK$3,148,419,000 principally as a result of the recognition of deferred tax liabilities on the difference between the fair values of the net assets acquired and their tax base.

15 Fixed assets

(a) Group

	Investment properties HK$'000	Other properties HK$'000	Production facilities under construction HK$'000	Plant and machinery and tools HK$'000	Leasehold improvements, furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost or valuation							
At 1st January 2003	3,676,654	370,347	307,898	1,153,103	169,717	64,744	5,742,463
Additions	69,944	2,421	94,569	14,165	14,252	5,555	200,906
Acquisition of subsidiaries	—	—	—	13,637	1,594	2,454	17,685
Transfer from properties held for/under development	945,644	—	—	—	—	—	945,644
Revaluation surplus	165,840	—	—	—	—	—	165,840
Transfer upon completion	—	28,458	(143,089)	77,227	34,525	2,879	—
Disposals	(12,545)	(34,466)	—	(11,109)	(8,656)	(3,602)	(70,378)
At 31st December 2003	4,845,537	366,760	259,378	1,247,023	211,432	72,030	7,002,160
Accumulated deprecation and impairment							
At 1st January 2003	—	116,979	—	395,555	111,283	43,440	667,257
Charge for the year	—	9,904	—	85,280	19,004	5,347	119,535
Disposals	—	(20,685)	—	(10,399)	(1,465)	(3,165)	(35,714)
At 31st December 2003	—	106,198	—	470,436	128,822	45,622	751,078
Net book value							
At 31st December 2003	4,845,537	260,562	259,378	776,587	82,610	26,408	6,251,082
At 31st December 2002	3,676,654	253,368	307,898	757,548	58,434	21,304	5,075,206

15 Fixed assets (cont'd)

(b) Company

	Investment properties HK$'000	Other properties HK$'000	Leasehold improvements, furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost or valuation					
At 1st January 2003	10,050	14,338	8,713	5,966	39,067
Additions	—	—	521	443	964
Deficit on valuation	(675)	—	—	—	(675)
Disposals	—	—	—	(1,944)	(1,944)
At 31st December 2003	9,375	14,338	9,234	4,465	37,412
Accumulated depreciation and impairment					
At 1st January 2003	—	3,767	7,630	5,966	17,363
Charge for the year	—	863	519	37	1,419
Disposals	—	—	—	(1,944)	(1,944)
At 31st December 2003	—	4,630	8,149	4,059	16,838
Net book value					
At 31st December 2003	9,375	9,708	1,085	406	20,574
At 31st December 2002	10,050	10,571	1,083	—	21,704

15 Fixed assets (cont'd)

(c) The Group's and the Company's interests in investment properties and other properties at their net book values are analysed as follows:

	Group		Company	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
In Hong Kong, held on:				
Leases of between 10 to 50 years	**720,000**	695,000	**—**	—
Leases of over 50 years	**156,416**	165,293	**18,900**	20,430
Outside Hong Kong, held on:				
Leases of between 10 to 50 years	**183**	191	**183**	191
Leases of over 50 years	**4,229,500**	3,069,538	**—**	—
	5,106,099	3,930,022	**19,083**	20,621

(d) Investment properties of the Group and the Company were revalued at 31st December 2003 on the basis of their open market value by independent firm of professional surveyor, Greater China Appraisal Limited, employed by the Group. Other fixed assets of the Group and the Company are stated at cost.

(e) As at 31st December 2003, the net book values of fixed assets held under finance leases by the Group and the Company amounted to HK$46,000 (2002: HK$60,000).

16 Investments in subsidiaries

	Company	
	2003	2002
	HK$'000	HK$'000
Investments, at cost		
Unlisted shares	**36,587**	36,587
Shares listed in Hong Kong	**—**	7,504
	36,587	44,091
Amounts due from subsidiaries (note (a))	**9,459,705**	9,722,847
	9,496,292	9,766,938
Market value of shares listed in Hong Kong	**—**	7,159

(a) The amounts due from subsidiaries are unsecured and have no fixed terms of repayments. Except for the amounts of approximately HK$5,909,000,000 (2002: approximately HK$5,973,000,000) which are interest-free, all amounts due from subsidiaries are interest bearing at 2.5 to 5.8 per cent per annum.

(b) Details of the principal subsidiaries of the Company as at 31st December 2003 are set out on pages 85 to 96.

17 Interests in jointly controlled entities

	Group	
	2003 HK$'000	As restated 2002 HK$'000
Share of net assets	**367,546**	596,020
Goodwill on acquisition of a jointly controlled entity less amortisation	**20,265**	20,479
Less: Accumulated impairment losses	**—**	(111,655)
	387,811	504,844
Amounts due from jointly controlled entities (note (a))	**316,233**	292,341
	704,044	797,185

(a) The amounts due from jointly controlled entities are unsecured, interest-free and have no fixed terms of repayment.

(b) Details of the principal jointly controlled entities of the Group as at 31st December 2003 are set out on page 97.

18 Interests in associated companies

	Group	
	2003 HK$'000	As restated 2002 HK$'000
Share of net assets	**649,488**	608,395
Goodwill on acquisition of associated companies less amortisation	**164,670**	171,257
	814,158	779,652
Amounts due from associated companies (note (a))	**1,052,879**	1,088,180
Amounts due to associated companies (note (a))	**(187,561)**	(185,162)
Less: provision for amount due from an associated company	**(19,908)**	(19,908)
	1,659,568	1,662,762

(a) Except for amounts due from associated companies of HK$653,816,000 (2002: HK$679,184,000) which bear interest at 4 to 5.76 per cent per annum, the other balances with associated companies are unsecured, interest-free and have no fixed terms of repayment.

(b) Details of the principal associated companies of the Group as at 31st December 2003 are set out on page 98.

19 Other investments

	Group	
	2003	As restated 2002
	HK$'000	HK$'000
Other investments, at cost	**316,059**	344,469
Less: Provision for impairment	**(56,208)**	(56,052)
	259,851	288,417

Other investments mainly represent the Group's investments in co-operative joint ventures established in China for the development and management of highways and the development of properties. Pursuant to the joint venture agreements, the Group is entitled to fixed returns from these investments over the joint venture periods.

20 Properties held for/under development and properties held for sale

Properties held for development include certain land parcels pending development. The amount of properties held for/under development and properties held for sale of the Group carried at net realisable value is HK$2,575 million (2002: HK$525 million).

21 Inventories

	Group	
	2003	As restated 2002
	HK$'000	HK$'000
Raw materials	**59,113**	88,482
Work-in-progress	**113,327**	35,131
Finished goods	**47,687**	46,138
	220,127	169,751

All inventories were stated at cost as at 31st December 2003 and 2002.

22 Due from related companies and due to minority shareholders of subsidiaries

Balances due from related companies and due to minority shareholders of subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

23 Accounts receivable, prepayment and deposits

	Group		Company	
		As restated		
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Trade receivables	**667,094**	527,021	**—**	—
Other receivables, prepayment and deposits	**454,196**	463,972	**42,733**	44,160
	1,121,290	990,993	**42,733**	44,160

The Group has defined credit policies for different business and geographical segments. The credit terms of the Group are generally within three months. The ageing analysis of the trade receivables is as follows:

	Group	
	2003	2002
	HK$'000	HK$'000
0 - 30 days	**213,938**	230,547
31 - 90 days	**249,337**	116,392
91 - 180 days	**48,372**	84,131
181 - 365 days	**89,711**	35,103
Over 1 year	**65,736**	60,848
	667,094	527,021

24 Bank balances and cash

Included in the bank balances and cash of the Group and the Company are deposits of approximately HK$803 million (2002: HK$792 million) and HK$1.4 million (2002: HK$0.9 million), respectively, denominated in Renminbi and placed with banks in China. The conversion of these Renminbi denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the China government.

25 Accounts payable and accrued charges

	Group		Company	
		As restated		
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Trade payables	**1,155,900**	1,052,755	**—**	—
Other payables and accrued charges	**3,195,338**	3,973,893	**42,495**	30,332
	4,351,238	5,026,648	**42,495**	30,332

The ageing analysis of the trade payables were as follows:

	Group	
	2003	2002
	HK$'000	HK$'000
0 - 30 days	**75,453**	631,452
31 - 90 days	**16,247**	76,005
91 - 180 days	**40,828**	54,077
181 - 365 days	**62,674**	1,402
1 - 2 year	**713,425**	75,053
Over 2 years	**247,273**	214,766
	1,155,900	1,052,755

26 Share capital

	Company	
	Number of shares '000	HK$'000
Authorised:		
10,000,000,000 ordinary shares of HK$0.10 each	10,000,000	1,000,000
Issued and fully paid:		
At 1st January 2002	4,008,294	400,829
Issue of shares for acquisition of subsidiaries	2,107,688	210,769
Issue of shares upon exercise of share options	2,120	212
At 31st December 2002	6,118,102	611,810
At 1st January 2003	6,118,102	611,810
Issue of shares for acquisition of subsidiaries (note (a))	31,386	3,139
Issue of share upon exercise of share options (note (b))	99,230	9,923
At 31st December 2003	6,248,718	624,872

Notes:

(a) On 11th November 2003, 31,385,692 ordinary shares were issued to Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu"), the ultimate holding company, at HK$0.87 each in connection with the acquisition of a subsidiary.

(b) During the year, 99,230,000 ordinary shares of HK$0.1 each were issued upon the exercise of 99,230,000 share options (see note 27). The fair value of the shares issued upon exercise of these share options ranges from HK$0.56 to HK$0.96.

27 Share options

On 26th June 2002, the Company has adopted a new share option scheme, under which it may grant options to employees (including executive directors of the Company) to subscribe for shares in the Company, subject to a maximum of 10 per cent of the number of shares in issue as at 26th June 2002. The exercise price will be determined by the Company's Board of Directors and shall at least be the highest of (i) the closing price of the Company's shares on the date of grant of the options, (ii) an average closing price of the Company's shares for the five business days immediately preceding the date of grant of the options, and (iii) the nominal value of the Company's shares.

As at 31st December 2003, there were outstanding options granted under an old share option scheme to subscribe for an aggregate of 66,174,000 shares of the Company. All options granted under the old share option scheme will continue to be valid and exercisable in accordance with the rules of the old share option scheme.

Particulars and movement of share options during the year are as follows:

			Number of share options			
Date of grant	**Exercise period**	**Exercise price** HK$	**Beginning of year** '000	**granted** '000	**exercised** '000	**end of year** '000
Old share option scheme						
4th September 1998	4th September 1999 - 3rd September 2004	0.3936	70,000	—	(18,000)	52,000
14th December 1999	14th December 2000 - 13th December 2005	0.5008	50,254	—	(36,080)	14,174
New share option scheme						
2nd May 2003	2nd May 2003 - 1st May 2013	0.4100	—	196,250	(44,100)	152,150
2nd June 2003	2nd June 2003 - 1st June 2013	0.5400	—	63,000	(1,050)	61,950
27th October 2003	27th October 2003 - 26th October 2013	0.8140	—	12,620	—	12,620
23rd December 2003	23rd December 2003 - 22nd December 2013	0.8460	—	100,632	—	100,632
			120,254	372,502	(99,230)	393,526

28 Reserves

(a) Group

	Share premium HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Statutory reserves HK$'000	Exchange fluctuation reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1st January 2002, as previously reported	4,889,860	1,815	175,985	84,405	(54,909)	1,032,553	6,129,709
Effect of changes in accounting policies							
- amortisation of interests in toll highways and bridges (note 1(e))	—	—	—	—	—	(6,076)	(6,076)
- amortisation of goodwill (note 1(f)(i))	—	—	—	—	—	(463)	(463)
- deferred taxation (note 1(n))	—	—	—	—	—	(333,974)	(333,974)
At 1st January 2002, as restated	4,889,860	1,815	175,985	84,405	(54,909)	692,040	5,789,196
Net proceeds from issue of ordinary shares	759,549	—	—	—	—	—	759,549
Exchange differences	—	—	—	—	(1,655)	—	(1,655)
Release of reserve upon disposal of properties held for/under development and properties held for sale	—	—	—	—	—	(5,271)	(5,271)
Release of reserves upon disposal/deemed disposal of subsidiaries and an associated company	—	—	4,986	(38,310)	(23,619)	573,591	516,648
Transfer	—	—	—	3,746	—	(3,746)	—
Loss attributable to shareholders	—	—	—	—	—	(960,230)	(960,230)
At 31st December 2002	5,649,409	1,815	180,971	49,841	(80,183)	296,384	6,098,237
At 1st January 2003	5,649,409	1,815	180,971	49,841	(80,183)	602,882	6,404,735
Effect of changes in accounting policies							
- amortisation of interests in toll highways and bridges (note 1(e))	—	—	—	—	—	(11,731)	(11,731)
- amortisation of goodwill (note 1(f)(i))	—	—	—	—	—	(1,047)	(1,047)
- deferred taxation (note 1(n))	—	—	—	—	—	(293,720)	(293,720)
At 1st January 2003, as restated	5,649,409	1,815	180,971	49,841	(80,183)	296,384	6,098,237
Net proceeds from issue of ordinary shares	57,969	—	—	—	—	—	57,969
Exchange differences	—	—	—	—	3,748	—	3,748
Release of reserve upon disposal of properties held for/under development and properties held for sale	—	—	—	—	—	(66,070)	(66,070)
Release of reserves upon deemed disposal of a subsidiary	—	—	—	(273)	(274)	—	(547)
Transfer	—	—	—	13,038	—	(13,038)	—
Profit attributable to shareholders	—	—	—	—	—	300,653	300,653
Dividends paid	—	—	—	—	—	(49,502)	(49,502)
At 31st December 2003	5,707,378	1,815	180,971	62,606	(76,709)	468,427	6,344,488

Representing:	
2003 Final dividend proposed	68,038
Others	400,389
Retained profits as at 31st December 2003	468,427

28 Reserves (cont'd)

(b) Company

	Share premium HK$'000	Capital redemption reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1st January 2002	4,889,860	1,815	43,642	4,935,317
Net proceeds from issue of ordinary shares	759,549	—	—	759,549
Profit for the year	—	—	269,583	269,583
At 31st December 2002	5,649,409	1,815	313,225	5,964,449
At 1st January 2003	5,649,409	1,815	313,225	5,964,449
Net proceeds from issue of ordinary shares	57,969	—	—	57,969
Profit for the year	—	—	62,170	62,170
Dividends paid	—	—	(49,502)	(49,502)
At 31st December 2003	5,707,378	1,815	325,893	6,035,086
Representing:				
2003 Final dividend proposed			68,038	
Others			257,855	
Retained profits as at 31st December 2003			325,893	

(c) Included in the Group's retained profits are retained profits amounting to HK$613,138,000 (2002: HK$454,967,000) and accumulated losses of HK$265,856,000 (2002: HK$210,286,000) which are attributable to associated companies and jointly controlled entities respectively.

(d) Statutory reserves represent enterprise expansion and general reserve funds set up by the subsidiaries and associated companies in China. As stipulated by regulations in China, the Company's subsidiaries and associated companies established and operated in China are required to appropriate a portion of their after-tax profit (after offsetting prior year losses) to the enterprise expansion and general reserve funds, at rates determined by their respective boards of directors. According to the Foreign Investment Enterprises Accounting Standards in China, upon approval by the board, the general reserve fund may be used for making up losses and increasing capital while the enterprise expansion fund may be used for increasing capital. Included in the Group's statutory reserves is HK$538,000 (2002: HK$694,000) attributable to associated companies.

29 Minority interests

	Group	
		As restated
	2003	2002
	HK$'000	HK$'000
Share of net assets by minority shareholders of subsidiaries	**3,374,822**	3,403,865
Loans from minority shareholders of subsidiaries (note (i))	**403,486**	403,486
	3,778,308	3,807,351

Note:

(i) The loans are unsecured, interest free and not repayable within one year except for an aggregate amount of approximately HK$282,926,000 (2002: HK$282,926,000) which bears interest at 5 to 5.76 per cent per annum.

30 Long-term bank loans

	Group		Company	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Bank loans				
Secured (note 38)	**3,848,194**	3,826,764	**2,454,683**	2,630,000
Unsecured	**669,650**	905,468	**117,000**	555,000
	4,517,844	4,732,232	**2,571,683**	3,185,000
Current portion of long-term bank loans	**(875,394)**	(1,185,583)	**(367,452)**	(628,000)
	3,642,450	3,546,649	**2,204,231**	2,557,000

At 31st December 2003, the long-term bank loans were repayable as follows:

	Group		Company	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**875,394**	1,185,583	**367,452**	628,000
In the second year	**878,627**	754,853	**396,934**	357,000
In the third to fifth year	**2,763,823**	2,791,328	**1,807,297**	2,200,000
After the fifth year	**—**	468	**—**	—
	4,517,844	4,732,232	**2,571,683**	3,185,000

31 Other long-term loans

	Group		Company	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Obligations under finance leases	**43**	344	**43**	344
Loans from a shareholder	**230,661**	67,743	**260,850**	65,608
Loans from related companies	**144,817**	3,809	**84,971**	—
Loans from minority shareholders of subsidiaries	**157,934**	169,301	—	—
Convertible bonds	—	200,623	—	200,623
Other loans	**15,600**	15,600	—	—
	549,055	457,420	**345,864**	266,575
Less: Current portion of other long-term loans	**(14)**	(200,927)	**(14)**	(200,927)
	549,041	256,493	**345,850**	65,648

Other long-term loans are repayable over the following periods:

(a) Group

	2003					
	Obligations under finance leases HK$'000	Loans from a shareholder HK$'000	Loans from related companies HK$'000	Loans from minority shareholders of subsidiaries HK$'000	Other loans HK$'000	Total HK$'000
Within one year	14	—	—	—	—	14
In the second year	29	—	—	—	—	29
In the third to fifth year	—	220,595	—	—	—	220,595
With no fixed repayment terms	—	10,066	144,817	157,934	15,600	328,417
	43	230,661	144,817	157,934	15,600	549,055
The balances are analysed as follows:						
Interest bearing	43	220,595	83,504	—	—	304,142
Non-interest bearing	—	10,066	61,313	157,934	15,600	244,913
	43	230,661	144,817	157,934	15,600	549,055

31 Other long-term loans (cont'd)

(a) Group (cont'd)

	2002						
	Obligations under finance leases HK$'000	Loans from a shareholder HK$'000	Loans from related companies HK$'000	Loans from minority shareholders of subsidiaries HK$'000	Convertible bonds HK$'000	Other loans HK$'000	Total HK$'000
Within one year	304	—	—	—	200,623	—	200,927
In the second year	40	—	—	—	—	—	40
With no fixed repayment terms	—	67,743	3,809	169,301	—	15,600	256,453
	344	67,743	3,809	169,301	200,623	15,600	457,420
The balances are analysed as follows:							
Interest bearing	344	65,608	—	—	200,623	—	266,575
Non-interest bearing	—	2,135	3,809	169,301	—	15,600	190,845
	344	67,743	3,809	169,301	200,623	15,600	457,420

Loans from a shareholder, related companies, minority shareholders of subsidiaries and other loans are unsecured and interest-free except for an amount of approximately HK$304 million (2002: approximately HK$267 million) which bears interest at HIBOR plus 1 per cent per annum. Those portion of loans with no fixed terms of repayment would not be demanded for repayment within next twelve months from the balance sheet date.

(b) Company

	2003				2002			
	Obligations under finance lease HK$'000	**Loan from a shareholder HK$'000**	**Loan from a related company HK$'000**	**Total HK$'000**	Obligations under finance lease HK$'000	Loan from a shareholder HK$'000	Convertible bonds HK$'000	Total HK$'000
Within one year	**14**	**—**	**—**	**14**	304	—	200,623	200,927
In the second year	**29**	**—**	**—**	**29**	40	—	—	40
In the third to fifth year	**—**	**252,906**	**—**	**252,906**	—	—	—	—
With no fixed repayment terms	**—**	**7,944**	**84,971**	**92,915**	—	65,608	—	65,608
	43	**260,850**	**84,971**	**345,864**	344	65,608	200,623	266,575

Loans from a shareholder and related companies are unsecured and interest-free except for an amount of approximately HK$336 million (2002: approximately HK$267 million) which bears interest at HIBOR plus 1 per cent per annum.

32 Deferred taxation

Deferred taxation are calculated in full on temporary differences under the liability method using the applicable income tax rate.

Deferred taxation as at 31st December 2002 and 2003 represents:

	Group	
	2003	2002
	HK$'000	HK$'000
Deferred tax assets		
- Hong Kong profits tax	**12,712**	14,057
- China enterprise income tax	**26,349**	19,787
	39,061	33,844
Deferred tax liabilities		
- Hong Kong profits tax	**19,449**	16,303
- China enterprise income tax	**1,506,745**	1,477,145
- China land appreciation tax	**2,124,342**	2,224,567
	3,650,536	3,718,015

The movement in deferred tax assets during the year is as follows:

	Group				
	Different bases in reporting expenses with tax authorities	**Revaluation of properties**	**Tax losses**	**Others**	**Total**
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1st January 2002, as previously reported	—	—	—	—	—
Effect of changes in accounting policy on deferred taxation	1,203	7,117	—	1,031	9,351
At 1st January 2002, as restated	1,203	7,117	—	1,031	9,351
Credited/(charged) to profit and loss account	6,082	9,683	(2,621)	3,223	16,367
Acquisition of subsidiaries	2,440	—	5,686	—	8,126
At 31st December 2002	9,725	16,800	3,065	4,254	33,844
At 1st January 2003, as previously reported	—	—	—	—	—
Effect of changes in accounting policy on deferred taxation	9,725	16,800	3,065	4,254	33,844
At 1st January 2003, as restated	9,725	16,800	3,065	4,254	33,844
Credited/(charged) to profit and loss account	793	(1,645)	822	5,247	5,217
At 31st December 2003	10,518	15,155	3,887	9,501	39,061

32 Deferred taxation (cont'd)

The movement in deferred tax liabilities during the year is as follows:

	Group				
	Revaluation of properties HK$'000	Different bases in reporting revenue and expenses with tax authorities HK$'000	Accelerated depreciation HK$'000	Others HK$'000	Total HK$'000
At 1st January 2002, as previously reported	—	—	13,300	—	13,300
Effect of changes in accounting policy on deferred taxation	419,664	31,000	10,131	9,483	470,278
At 1st January 2002, as restated	419,664	31,000	23,431	9,483	483,578
Charged/(credited) to profit and loss account	(52,429)	(3,433)	(12,743)	2,986	(65,619)
Credited to retained profits	(5,468)	—	—	—	(5,468)
Acquisition of subsidiaries	3,242,466	49,009	14,122	(73)	3,305,524
At 31st December 2002	3,604,233	76,576	24,810	12,396	3,718,015
At 1st January 2003, as previously reported	—	—	14,629	—	14,629
Effect of changes in accounting policy on deferred taxation	3,604,233	76,576	10,181	12,396	3,703,386
At 1st January 2003, as restated	3,604,233	76,576	24,810	12,396	3,718,015
Charged/(credited) to profit and loss account	(97,757)	84,984	(16,319)	2,341	(26,751)
Credited to retained profits	(40,728)	—	—	—	(40,728)
At 31st December 2003	3,465,748	161,560	8,491	14,737	3,650,536

Deferred income tax assets are recognised for tax loss carry forwards and revaluation of properties to the extent that realisation of the related tax benefit through the future taxable profits is probable. As at 31st December 2003, the Group has unrecognised tax losses of HK$752 million (2002: HK$303 million) for Hong Kong profits tax purposes with no expiry date and unrecognised tax benefits arising from revaluation of properties of HK$459 million (2002: HK$1,032 million).

33 Notes to the consolidated cash flow statement

(a) **Reconciliation of operating profit before write-down of properties, provision for impairment and revaluation surplus/(deficit) to net cash inflow generated from operation:**

	2003 HK$'000	As restated 2002 HK$'000
Operating profit before write-down of properties, provision for impairment and revaluation surplus/(deficit)	**561,556**	314,926
Depreciation and amortisation	**184,280**	304,938
Loss on disposal/deemed disposal of certain interest in a subsidiary	**95,940**	7,773
Loss on disposal of fixed assets	**27,628**	39,803
Loss on disposal of other investments	**1,059**	—
Gain on partial disposal of a jointly controlled entity	**—**	(6,204)
Provision for amount due from an associated company	**—**	19,908
Interest income	**(8,450)**	(13,763)
Dividend income	**(3,483)**	(4,513)
Operating profit before working capital changes	**858,530**	662,868
Net decrease in properties held for/under development and properties held for sale	**982,306**	15,486
(Increase)/decrease in inventories	**(28,438)**	48,595
(Increase)/decrease in accounts receivable, prepayments and deposits including amounts due from related companies	**(71,033)**	7,304
(Decrease)/increase in accounts payable and accrued charges	**(749,618)**	34,062
Increase in development costs	**—**	(2,978)
Net cash inflow generated from operation	**991,747**	765,337

33 Notes to the consolidated cash flow statement (cont'd)

(b) Purchase of subsidiaries

	2003 HK$'000	As restated 2002 HK$'000
Net assets acquired		
Fixed assets	**17,685**	2,958,983
Other investments	**1,402**	74,942
Deferred tax assets	**—**	8,126
Properties held for/under development	**—**	6,982,485
Properties held for sales	**—**	1,533,786
Due from related companies	**—**	88,268
Inventories	**21,938**	—
Accounts receivable, prepayments and deposits	**18,587**	297,889
Bank balances and cash	**16,683**	441,501
Accounts payable and accrued charges	**(15,330)**	(3,571,974)
Taxation payable	**—**	(11,910)
Minority interests	**(617)**	(593,900)
Bank loans	**(28,037)**	(1,842,991)
Loans from minority shareholders of subsidiaries	**—**	(37,927)
Deferred tax liabilities	**—**	(3,305,524)
	32,311	3,021,754
Acquisition of additional interests in subsidiaries	**—**	2,137,662
Negative goodwill arising from the acquisition	**(5,005)**	(595,549)
Total cost of acquisition	**27,306**	4,563,867
Satisfied by:		
Issue of shares	**27,306**	969,537
Disposals of certain subsidiaries and associated companies of the Group	**—**	1,574,330
Cash	**—**	2,000,000
Total purchase consideration	**27,306**	4,543,867
Direct costs relating to the acquisition	**—**	20,000
Total cost of acquisition	**27,306**	4,563,867

The subsidiaries acquired during the year contributed HK$3 million cash inflow from operating activities (2002: outflow of HK$30 million), HK$1 million cash outflow from investing activities (2002: outflow of HK$11 million) and nil from financing activities (2002: outflow of HK$75 million).

33 Notes to the consolidated cash flow statement (cont'd)

(b) Purchase of subsidiaries (cont'd)

Analysis of net inflow/(outflow) of cash and cash equivalents in respect of the purchase of subsidiaries

	2003 HK$'000	2002 HK$'000
Cash consideration	—	(2,000,000)
Payment for direct costs relating to the acquisition	—	(20,000)
Bank balances and cash acquired	16,683	441,501
Net inflow/(outflow) of cash and cash equivalents in respect of the purchase of subsidiaries	16,683	(1,578,499)

(c) Disposal of certain interests in subsidiaries

	2003 HK$'000	2002 HK$'000
Net asset value of the Group's interests disposed of	18,494	—
Negative goodwill released upon disposal	(8,857)	—
Loss on disposal	(998)	—
Net inflow of cash and cash equivalents in respect of the disposal of certain interests in subsidiaries	8,639	—

33 Notes to the consolidated cash flow statement (cont'd)

(d) Analysis of changes in financing during the year

	Share capital (including share premium) HK$'000	Convertible bonds HK$'000	Bank loans HK$'000	Amounts due to associated companies HK$'000	Amounts due to minority shareholders of subsidiaries and other long-term loans HK$'000	Minority interests HK$'000
At 1st January 2002, as previously reported	5,290,689	450,073	3,496,534	193,856	2,072,013	6,425,518
Effect of changes in accounting policies	—	—	—	—	—	(142,989)
At 1st January 2002, as restated	5,290,689	450,073	3,496,534	193,856	2,072,013	6,282,529
Issue of ordinary shares for acquisition of subsidiaries	969,537	—	—	—	—	—
Issue of ordinary shares for cash	993	—	—	—	—	—
Transfer to minority interests	—	—	—	—	(344)	344
Redemption of convertible bonds	—	(249,450)	—	—	249,450	—
Premium on redemption of convertible bonds	—	—	—	—	7,501	—
Minority interest share of profits	—	—	—	—	—	162,545
Acquisition/increase in shareholdings of subsidiaries	—	—	1,842,991	—	(791,036)	(1,975,819)
Disposal/deemed disposal of subsidiaries	—	—	(217,918)	—	(258,532)	(548,884)
Minority interest share of capital reserve	—	—	—	—	—	(6,485)
Dividends paid to minority shareholders of subsidiaries	—	—	—	—	—	(106,879)
Repayment in the form of transfer of fixed assets	—	—	—	—	(623,000)	—
New borrowings	—	—	3,528,764	—	15,430	—
Repayments	—	—	(1,887,298)	(8,694)	(309,946)	—
At 31st December 2002	6,261,219	200,623	6,763,073	185,162	361,536	3,807,351

33 Notes to the consolidated cash flow statement (cont'd)

(d) Analysis of changes in financing during the year (cont'd)

	Share capital (including share premium) HK$'000	Convertible bonds HK$'000	Bank loans HK$'000	Amounts due to associated companies HK$'000	Amounts due to minority shareholders of subsidiaries and other long-term loans HK$'000	Minority interests HK$'000
At 1st January 2003, as previously reported	6,261,219	200,623	6,763,073	185,162	361,536	4,064,961
Effect of changes in accounting policies	—	—	—	—	—	(257,610)
At 1st January 2003, as restated	6,261,219	200,623	6,763,073	185,162	361,536	3,807,351
Issue of ordinary shares for purchase of subsidiaries	27,306	—	—	—	—	—
Issue of ordinary shares for cash	43,725	—	—	—	—	—
Redemption of convertible bonds	—	(200,623)	—	—	200,623	—
Premium on redemption of convertible bonds	—	—	—	—	1,950	—
Capital contribution from minority shareholders of subsidiaries	—	—	—	—	—	6,037
Increase in shareholdings of subsidiaries	—	—	—	—	—	(244,177)
Acquisition of subsidiaries	—	—	28,037	—	—	617
Decrease in shareholdings of a subsidiary	—	—	—	—	—	18,494
Minority interest share of profits	—	—	—	—	—	213,680
Deemed disposal of certain interests in a subsidiary	—	—	—	—	—	152,307
Minority interest share of exchange reserve	—	—	—	—	—	668
Dividends paid to minority shareholders of subsidiaries	—	—	—	—	—	(129,377)
Transfer from minority interests	—	—	—	—	344	(344)
New borrowings	—	—	2,252,575	2,399	183,093	—
Repayments	—	—	(3,005,352)	—	(19,356)	(46,948)
At 31st December 2003	6,332,250	—	6,038,333	187,561	728,190	3,778,308

34 Commitments under operating leases

As at 31st December 2003, the Group had future aggregate minimum lease payments under non-cancellable operating leases in respect of land and buildings (mainly arising from the related party transactions referred to in note 39(a)) as follows:

	2003 HK$'000	2002 HK$'000
Not later than one year	**31,591**	19,384
Later than one year and not later than five years	**85,560**	64,860
Later than five years	**254,977**	241,873
	372,128	326,117

In addition, the Group has operating lease commitments with rentals determined in relation to sales. It is not possible to quantify accurately future rentals payable under such lease.

The Company did not have any commitment under operating leases at 31st December 2003 (2002: Nil).

35 Future minimum rental payments receivable

At 31st December 2003, the Group and the Company had future minimum rental payments receivable under non-cancellable leases as follows:

	Group		Company	
	2003 HK$'000	2002 HK$'000	2003 HK$'000	2002 HK$'000
Not later than one year	**331,295**	181,614	**28**	28
Later than one year and not later than five years	**527,200**	337,542	**—**	—
Later than five years	**129,839**	33,827	**—**	—
	988,334	552,983	**28**	28

36 Other commitments

	Group	
	2003 HK$'000	2002 HK$'000
Capital commitments in respect of fixed assets:		
Contracted but not provided for	**16,755**	2,556
Authorised but not contracted for	**—**	—
	16,755	2,556

37 Contingent liabilities

	Group 2003 HK$'000	Group 2002 HK$'000	Company 2003 HK$'000	Company 2002 HK$'000
(a) Guarantees for banking and loan facilities granted to				
- subsidiaries	—	—	**694,915**	428,138
- jointly controlled entities	—	35,688	—	35,688
- related companies	—	122,500	—	122,500
	—	158,188	**694,915**	586,326

(b) At 31st December 2003 and 2002, the Group has pledged its income to be derived from its 24.3 per cent effective interest in an associated company to a bank in favour of a joint venture partner in this associated company (the "Joint Venture Partner"), in respect of the repayment of a bank loan by the Joint Venture Partner amounting to RMB500 million (approximately HK$467 million) and interest thereon (collectively referred to as "Relevant Loan").

A counter-indemnity has been provided by the Joint Venture Partner to the Group against all liabilities arising from such pledge. In addition, Yue Xiu has insured an indemnity to the Group under which any shortfall between the counter indemnity give by the Joint Venture Partner and the Relevant Loan to the bank will be satisfied/paid by Yue Xiu if the counter-indemnity given by the Joint Venture Partner to the Group is insufficient to cover the Relevant Loan.

38 Pledge of assets

At 31st December 2003, certain banking facilities and loans granted to the Group and the Company were secured by the following:

(a) certain of the Group's properties held for/under development, properties held for sale, other properties and investment properties with an aggregate carrying value of HK$4,631 million (2002: HK$5,197 million), HK$539 million (2002: HK$187 million), HK$255 million (2002: HK$283 million) and HK$4,446 million (2002: HK$3,541 million) respectively;

(b) Floating charge over assets of certain subsidiaries of Guangzhou Construction & Development Holdings (China) Limited ("GCCD"), a wholly-owned subsidiary of the Company; and

(c) The Group's shareholdings in GCCD.

39 Related party transactions

Save as disclosed elsewhere in these accounts, other significant related party transactions entered into in the normal course of the Group's business are as follows:

	2003 HK$'000	2002 HK$'000
Rental and utility expenses paid to a minority shareholder of a subsidiary (note (a))	**186,303**	22,425
Fixed cost toll highways management fee paid and payable to a minority shareholder of subsidiaries (note (b))	**62,223**	52,284
Rental expenses paid to a shareholder	**1,056**	1,324

Notes:

(a) On 17th October 2002, the Group entered into a lease contract and a utilities supply contract with GZ Paper Holdings Limited whereby GZ Paper Holdings Limited agreed to lease certain fixed assets to the Group for 20 years at a monthly rental of RMB1,446,000 (equivalent to approximately HK$1,364,000) and to supply electricity, water and steam to the Group for 20 years at certain pre-determined rates.

(b) Fixed cost services agreements were entered into between Guangzhou Highways Development Company ("GHDC"), a minority shareholder of subsidiaries, and certain subsidiaries engaging in the operation of toll highways in China, whereby GHDC carries out the day-to-day routine operational and maintenance services of the Guangshan Highway, Guangshen Highway, Guangcong Highway Section I and II, Provincial Highway 1909 and Guanghua Highway respectively including the collection of toll charges and repairs and maintenance in return for a service fee at the fixed rate of 18 per cent of the gross aggregate toll revenue of each of the toll highways.

40 Ultimate holding company

The Directors regard Yue Xiu Enterprises (Holdings) Limited, a company incorporated in Hong Kong, as being the ultimate holding company.

41 Comparative figures

Certain 2002 comparative figures have been restated to conform to current year's presentation.

42 Approval of accounts

The accounts were approved by the Board of Directors on 15th April 2004.

Principal subsidiaries

As at 31st December 2003, the Company held shares/interests in the following principal subsidiaries:

	Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2003 Direct	2003 Indirect	2002 Direct	2002 Indirect	Principal activities
*	Beexiu Industrial (Shenzhen) Co., Ltd.	China, limited liability company	Registered capital HK$7,000,000	—	**100**	—	100	Property development
	Better Wealth Development Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**100**	—	100	Property development
	Bright Rise Investment Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
	Charcon Development Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
	Charm Smart Development Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**100**	—	100	Property development
*	Companhia de Fomento Predial Yue Xiu (Macau), Limitada	Macau	1 share of MOP198,000 and 1 share of MOP2,000	—	**100**	—	100	Property development
*	Companhia de Gestao Imobiliaria Hang Sao, Limitada	Macau	1 share of MOP99,000 and 1 share of MOP1,000	—	**100**	—	100	Property management
	Crown Smart Investment Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**100**	—	100	Property development
*	Dalian Perfect Base Property Development Co., Ltd.	China, limited liability company	Registered capital US$7,500,000	—	**100**	—	100	Property development
*	Denney Investments Limited	British Virgin Islands	50,000 Ordinary shares of US$1 each	—	**100**	—	100	Investment holding
	Elsburg Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Property investment

Principal subsidiaries (cont'd)

	Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2003 Direct	2003 Indirect	2002 Direct	2002 Indirect	Principal activities
	Eternal Fine International Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
	Ever Famous International Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
*	First-Win Group Limited	British Virgin Islands	1 Ordinary share of US$1 each	—	**100**	—	100	Investment holding
	Front Riches Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Property investment
	Fundscore Development Limited	Hong Kong	500,000 Ordinary shares of HK$1 each	—	**100**	—	100	Property investment
	Glow Bright Investment Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
*	Goldtech Worldwide Limited	British Virgin Islands	1 Ordinary share of US$1 each	—	**100**	—	100	Investment holding
	Grand System Development Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
*	Guangzhou Bright Growth City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB88,315,800	—	**95**	—	95	Property development
*	Guangzhou Carry Win City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB28,684,800	—	**95**	—	95	Property development
*	Guangzhou Central Funds City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB37,236,300	—	**95**	—	95	Property development
*	Guangzhou Charcon Real Estate Co., Ltd.	China, limited liability company	Registered capital HK$259,670,000	—	**100**	—	100	Property development

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2003 Direct	2003 Indirect	2002 Direct	2002 Indirect	Principal activities
* Guangzhou Charho Real Estate Company Limited	China, limited liability company	Registered capital US$5,000,000	—	**100**	—	100	Property development
* Guangzhou Charmlink City Real Estates Co. Ltd.	China, limited liability company	N/A	—	—	—	95	Property development
* Guangzhou City Construction & Development Co. Ltd.	China, limited liability company	Registered capital RMB1,631,012,700	—	**95**	—	95	Property development
* Guangzhou City Construction & Development Consulting Ltd.	China, limited liability company	Registered capital RMB2,145,800	—	**98.13**	—	98.13	Consulting services in property development
* Guangzhou City Construction & Development Decoration Ltd.	China, limited liability company	Registered capital RMB35,882,800	—	**98.62**	—	98.62	Decoration and design
* Guangzhou City Construction & Development Homecity Supermarket Ltd.	China, limited liability company	Registered capital RMB33,178,900	—	**98.13**	—	—	Supermarket operator
* Guangzhou City Construction & Development Jingcheng Property Co. Ltd.	China, limited liability company	Registered capital RMB13,712,500	—	**95**	—	95	Property development
* Guangzhou City Construction & Development Property Ltd.	China, limited liability company	Registered capital RMB12,994,800	—	**95**	—	95	Property development and investment

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2003 Direct	2003 Indirect	2002 Direct	2002 Indirect	Principal activities
* Guangzhou City Construction & Development Supervising Ltd.	China, limited liability company	Registered capital RMB8,921,500	—	**65**	—	65	Project management
* Guangzhou City Construction & Development Weicheng Enterprise Ltd.	China, limited liability company	Registered capital RMB955,300	—	**80**	—	80	Property investment
* Guangzhou City Construction & Development Xingye Property Agent Ltd.	China, limited liability company	Registered capital RMB37,520,000	—	**52**	—	52	Real estate agency
* Guangzhou Construction & Development Holdings (China) Limited	British Virgin Islands	1 Ordinary share of US$1 each	**100**	—	100	—	Investment holding
* Guangzhou Cowan City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB28,684,800	—	**95**	—	95	Property development
* Guangzhou Eastern Growth City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB12,734,400	—	**95**	—	95	Property development
* Guangzhou Faithbond City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB16,231,400	—	**95**	—	95	Property development
* Guangzhou Faithlink City Real Estates Co. Ltd.	China, limited liability company	N/A	—	—	—	95	Property development

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2003 Direct	2003 Indirect	2002 Direct	2002 Indirect	Principal activities
* Guangzhou Grandcity Automobile Services Co.	China, limited liability company	Registered capital RMB2,730,600	—	**81.26**	—	81.26	Car parking management
* Guangzhou Grandcity Development Ltd.	China, limited liability company	Registered capital RMB539,578,600	—	**100**	—	81.26	Property development
* Guangzhou Guangxiu City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB18,287,700	—	**95**	—	95	Property development
* Guangzhou Honour City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB16,386,800	—	**95**	—	95	Property development
* Guangzhou Investment (China Property) Company Limited	British Virgin Islands	5,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Guangzhou Investment Finance Company Limited	Hong Kong	2 Ordinary shares of HK$1 each	**100**	—	100	—	Financial services
* Guangzhou Investment (HK Property) Company Limited	British Virgin Islands	1 Ordinary share of HK$1 each	—	**100**	—	100	Investment holding
* Guangzhou Investment (Macau Property) Company Limited	British Virgin Islands	1 Ordinary share of HK$1 each	—	**100**	—	100	Investment holding
* Guangzhou Investment Property Holdings Limited	British Virgin Islands	1 Ordinary share of US$1 each	**100**	—	100	—	Investment holding
* Guangzhou Jieyacheng Real Estate Development Co., Ltd.	China, limited liability company	Registered capital HK$92,000,000	—	**92**	—	92	Property development

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2003 Direct	2003 Indirect	2002 Direct	2002 Indirect	Principal activities
* Guangzhou Keen Asia City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB14,083,200	—	**95**	—	95	Property development
* Guangzhou Long Win City Real Estates Co. Ltd.	China, limited liability company	N/A	—	—	—	95	Property development
* Guangzhou May Hua City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB12,853,900	—	**95**	—	95	Property development
* Guangzhou Million Top City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB28,684,800	—	**95**	—	95	Property development
* Guangzhou Nanxin Highways Development Company Limited	China, limited liability company	Registered capital RMB141,463,000	—	**27.47**	—	29.60	Development and management of Guangshen Highway linking Guangzhou and Shenzhen
* Guangzhou Paper Co., Ltd.	China, limited liability company	Registered capital RMB924,680,000	—	**51**	—	51	Manufacture and sale of newsprint and corrugated paper
* Guangzhou Perfect City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB14,448,600	—	**95**	—	95	Property development
* Guangzhou Qiaowei Highways Development Company Limited	China, limited liability company	Registered capital RMB12,326,000	—	**34.34**	—	37	Investment holding
* Guangzhou Seaport City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB23,074,600	—	**95**	—	95	Property development

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2003 Direct	2003 Indirect	2002 Direct	2002 Indirect	Principal activities
* Guangzhou Sincere Land City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB14,083,200	—	**95**	—	95	Property development
* Guangzhou Suiqiao Development Company Limited	China, limited liability company	Registered capital RMB1,000,000	—	**34.34**	—	37	Investment holding
* Guangzhou Sun Peak City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB14,440,300	—	**95**	—	95	Property development
* Guangzhou Super Gain City Real Estates Co. Ltd.	China, limited liability company	N/A	—	—	—	95	Property development
* Guangzhou Swiss Joy City Real Estates Co. Ltd	China, limited liability company	N/A	—	—	—	95	Property development
* Guangzhou Taihe Highways Development Company Limited	China, limited liability company	Registered capital RMB155,980,000	—	**27.47**	—	29.60	Development and management of Guangcong Highway Section I linking Guangzhou and Conghua
* Guangzhou Tailong Highways Development Company Limited	China, limited liability company	Registered capital RMB116,667,000	—	**17.51**	—	18.87	Development and management of Guangcong Highway Section II linking Guangzhou and Conghua, and Provincial Highway 1909 linking Conghua and Longtan

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2003 Direct	2003 Indirect	2002 Direct	2002 Indirect	Principal activities
* Guangzhou Talent Gather City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB11,952,000	—	**95**	—	95	Property development
* Guangzhou Tiyu Building Company Limited	China, limited liability company	Registered capital US$26,700,000	—	**100**	—	100	Property development and investment
* Guangzhou Top Jade City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB11,952,000	—	**95**	—	95	Property development
* Guangzhou Tung Win City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB11,952,000	—	**95**	—	95	Property development
* Guangzhou Unionwin City Real Estates Co. Ltd	China, limited liability company	Registered capital RMB19,776,700	—	**95**	—	95	Property development
* Guangzhou Weian Highways Development Company Limited	China, limited liability company	Registered capital RMB175,750,000	—	**27.47**	—	29.60	Development and management of Guangshan Highway linking Guangzhou and Shantou
* Guangzhou White Horse Clothings Market Ltd.	China, limited liability company	Registered capital RMB118,873,900	—	**76.33**	—	72.31	Property investment
* Guangzhou Winbase City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB11,952,000	—	**95**	—	95	Property development
* Guangzhou Winfair City Real Estates Co. Ltd.	China, limited liability company	N/A	—	—	—	95	Property development

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2003 Direct	2003 Indirect	2002 Direct	2002 Indirect	Principal activities
* Guangzhou Winner City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB28,684,800	—	**95**	—	95	Property development
* Guangzhou Wise Leader City Real Estates Co. Ltd.	China, limited liability company	N/A	—	—	—	95	Property development
* Guangzhou Worldheart City Real Estates Co. Ltd.	China, limited liability company	N/A	—	—	—	95	Property development
* Guangzhou Xingcheng Enterprise Development Ltd.	China, limited liability company	Registered capital RMB154,612,700	—	**95**	—	95	Property investment
* Guangzhou Xinguang Highways Development Company Limited	China, limited liability company	Registered capital RMB143,333,000	—	**18.89**	—	20.35	Development and management of Guanghua Highway linking Guangzhou and Huadu
* Guangzhou Yicheng Property Management Ltd.	China, limited liability company	Registered capital RMB3,403,700	—	**85.68**	—	85.68	Property management
* Guangzhou Yieldwise City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB14,083,200	—	**95**	—	95	Property development
* Guangzhou Yue Peng Information Ltd.	China, limited liability company	Registered capital RMB160,000,000	—	**34.34**	—	37	Investment holding
* Guangzhou Yue Xiu Property Management Company Limited	China, limited liability company	Registered capital RMB1,000,000	—	**60**	—	60	Property management
* Guangzhou Ziwei City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB59,618,800	—	**95**	—	95	Property development

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2003 Direct	2003 Indirect	2002 Direct	2002 Indirect	Principal activities
* GZI Transport (Holdings) Limited	British Virgin Islands	1,848,497,550 Ordinary shares of HK$1 each	—	**51**	—	51	Investment holding
GZI Transport Limited	Bermuda	1,114,233,530 Ordinary shares of HK$0.1 each	**0.01**	**34.33**	0.57	36.43	Investment holding
* Honstar Investments Limited	British Virgin Islands	1 Ordinary share of US$1 each	—	**100**	—	100	Investment holding
* Hunan Yue Tung Highway and Bridge Development Company Limited	China, limited liability company	Registered capital RMB21,000,000	—	**25.76**	—	27.75	Development and management of Xiang Jiang Bridge II in Hunan Province
Intro-Win Development Limited	Hong Kong	5,000,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Jamsin Limited	Hong Kong	2 Ordinary shares of HK$1 each	**100**	—	100	—	Property holding
Jankon International Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Jumbo Good Development Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**100**	—	100	Property investment
Jumbo King Development Limited	Hong Kong, Singapore	2 Ordinary shares of HK$1 each	**100**	—	100	—	Property investment
Kam Hon Investment Company Limited	Hong Kong	10,000 Ordinary shares of HK$100 each	—	**100**	—	100	Investment holding
* Kiu Fung Limited	British Virgin Islands	2 Ordinary shares of HK$1 each	—	**34.34**	—	37	Investment holding
Light Home Development Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding

Principal subsidiaries (cont'd)

	Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2003 Direct	2003 Indirect	2002 Direct	2002 Indirect	Principal activities
	Merry Growth Development Limited	Hong Kong	100 Ordinary shares of HK$1 each	—	**100**	—	100	Property investment
	Nation Harvest Development Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
	Pacific Max Industrial Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
	Perfect Base Development Limited	Hong Kong	1,000,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
	Raybeach Investment Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Property investment
*	Round Table Holdings Limited	British Virgin Islands	100 Ordinary shares of HK$1 each	**100**	—	100	—	Investment holding
*	Shaanxi Jinxiu Transport Co., Limited	China, limited liability company	Registered capital RMB100,000,000	—	**34.34**	—	37	Development and management of Xian Lintong Expressway in Shaanxi Province
	Smart Perfect Development Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
	Smart Rise Development Limited	Hong Kong	100 Ordinary shares of HK$1 each	—	**100**	—	100	Property investment
	Smart Top Enterprises Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**34.34**	—	37	Property holding
*	Sociedade de Fomento Predial Codo (Macau) Limitada	Macau	1 share of MOP99,000 and 1 share of MOP1,000	—	**100**	—	100	Property development
	Star Noble Enterprises Limited	Hong Kong	1,000,000 Ordinary shares of HK$1 each	—	**60**	—	60	Investment holding
*	Super Gain Development Limited	British Virgin Islands	350,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2003 Direct	2003 Indirect	2002 Direct	2002 Indirect	Principal activities
* Superland Development Ltd.	British Virgin Islands	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Takwill International Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Top Health International Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Viclong Company Limited	Hong Kong	100 Ordinary shares of HK$100 each	—	**100**	—	100	Property investment
Worldbest Development Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Yue Xiu APT Parking Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Car parking management
* Yue Xiu Investment (China) Company Limited	China, limited liability company	Registered capital RMB39,015,773.09	**100**	—	100	—	Investment holding
Yue Xiu Property Agency Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**100**	—	100	Property agency services
Yue Xiu Property Consultants Limited	Hong Kong	100 Ordinary shares of HK$1 each and 500,000 Non-voting deferred shares of HK$1 each	—	**100**	—	100	Property management consultancy services
Yue Xiu Property Management Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Building management services
* 廣州城建開發南沙房地產有限公司	China, limited liability company	Registered capital RMB8,000,000	—	**95**	—	95	Property development

The above table includes the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results of the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

* Statutory audits of these entities were not performed by PricewaterhouseCoopers.

Principal jointly controlled entities

As at 31st December 2003, the Group held the following principal jointly controlled entities:

Name of jointly controlled entity	Place of establishment and operation	Effective percentage of indirect interest in ownership/ voting power/ profit sharing 2003	2002	Principal activities
Fujian Yue Xiu Shao Wu Pulp and Paper Manufacturing Company Limited	China	— — —	51 54.55 51	Manufacture and sale of pulp and paper
Guangdong Xinshidai Real Estate Ltd.	China	**45** **33.33** **44**	45 33.33 44	Property development
Guangzhou Charfar Real Estate Company Limited	China	**75** **55.56** **75**	75 55.56 75	Property development
Guangzhou Northern Second Ring Expressway Co., Limited	China	**15.80** **50** **15.80**	17.02 50 17.02	Development and management of Guangzhou Northern Second Ring Expressway in Guangzhou
Guangzhou South House Property Industry Co., Ltd.	China	**30** **28.57** **30**	30 28.57 30	Property development and management
Zhoushan Xinyuan Real Estate Development Co., Ltd.	China	**38** **33.33** **38**	38 33.33 38	Property development

Statutory audits of all jointly controlled entities were not performed by PricewaterhouseCoopers.

Group Structure

Principal associated companies

As at 31st December 2003, the Group held shares/interests in the following principal associated companies:

Name of associated company	Place of incorporation/ establishment and operation	Effective percentage holding 2003	2002	Principal activities
Companhia de Investimento Predial San Chee Lee, Limitada	Macau	**25**	25	Investment holding
Country Calm Investment and Development Company Limited	Macau	**50**	50	Property development
Guangdong Humen Bridge Co., Ltd.	China	**8.59**	9.25	Development and management of Humen Bridge in Humen
Guangdong Qinglian Highway Development Co., Ltd.	China	**8.10**	8.73	Development and management of National Highway 107 linking Qingyuan and Lianzhou
Guangdong Shantou Bay Bridge Co., Ltd.	China	**10.30**	11.10	Development and management of Shantou Bay Bridge in Shantou
Guangzhou Jiehing Property Development Company Limited	China	—	26.67	Property development
Guangzhou Northring Freeway Co., Ltd.	China	**8.34**	8.99	Development and management of Guangzhou City Northern Ring Road
Guangzhou Xin Yue Real Estate Development Co. Ltd	China	**28.20**	28.20	Property development
Hainan China City Property Development Co. Ltd.	China	**31.20**	31.20	Property development
Well Force Properties Ltd.	British Virgin Islands	**26.67**	26.67	Investment holding

Statutory audits of all associated companies were not performed by PricewaterhouseCoopers.

Board of Directors

Executive directors

Ou Bingchang *(Chairman)*
Chen Guangsong
Li Fei
Liang Ningguang
Xiao Boyan
Liang Yi
Wong Chi Keung
Yan Yuk Fung

Independent non-executive directors & audit committee members

Yu Lup Fat Joseph
Lee Ka Lun

Company Secretary

Wong Chi Keung

Auditors

PricewaterhouseCoopers
Certified Public Accountants

Principal Bankers

Bank of China (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited

Websites to Access Company Information

http://www.gzinvestment.com.hk
http://www.hkex.com.hk

Registered Office

24th Floor
Yue Xiu Building
160-174 Lockhart Road
Wanchai, Hong Kong

Share Registrar

Abacus Share Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road, Wanchai
Hong Kong

Share Listing

The Company's shares are listed on:
The Stock Exchange of Hong Kong Limited
Singapore Exchange Securities Trading Limited

The stock codes are:
The Stock Exchange of Hong Kong Limited – 123
Reuters – 123.HK
Bloomberg – 123 HK

Investor Relations

For further information about
Guangzhou Investment Company Limited,
please contact:
Josephine Mak
Telephone : (852) 2593 2398
Facsimile : (852) 2598 7688
Email : contact@gzinvestment.com.hk

ADR Depositary Bank

The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6th Floor
New York, NY 10011, USA
Telephone : (646) 885 3218
Facsimile : (646) 885 3043

List of Major Property Projects in Guangzhou Municipality : For Sales in 2004

Project	Land Use	Available Sales Area (sq. m)	Location
Lingnan Garden Tong Jia Road, West of Xi Cha Road, Bai Yun District, Guangzhou	Residential/ Commercial	32,464 2,103	Bai Yun
Phase 1 of Jiang Nan New Mansion No. 40 Xin Gang Xi Road, Hai Zhu District, Guangzhou	Residential	51,583	Hai Zhu
Romantic Garden Zhu Jiang Estate E-1-4, Tian He District, Guangzhou	Residential	8,264	Tian He
Golden Arch Residence Er Sha Island, Dong Shan District, Guangzhou	Residential	10,808	Dong Shan
Ju Ya Mansion Bing Jian Road, Hai Zhu District, Guangzhou	Residential	5,400	Hai Zhu
Glade Village (Phase 1 of District B, District D and Phase 1 of District C) Cong Hua Guangzhou	Residential	41,750	Cong Hua
Galaxy City Zhu Jiang Estate E2-1 and E2-2, Tian He District, Guangzhou	Residential	29,000	Tian He
Phase II of Springland Garden Gongye Main Road, Hai Zhu District, Guangzhou	Residential	23,758	Hai Zhu
Run Hui Building Jiangnan Xi Road, Hai Zhu District, Guangzhou	Residential	5,000	Hai Zhu
Southern Le Sand (Phase 1 and Phase 2) Nansha Development Zone, Guangzhou	Residential	125,000	Nansha
Grandcity Garden Er Sha Island, Dong Shan District, Guangzhou	Residential	6,000	Dong Shan
Fortune Square Nos. 114-118 Ti Yu Dong Road, Tian He District, Guangzhou	Office/ Commercial	15,308	Tian He
Chi Gang Qiao Xi Area (Phase 1 of Binjiang Yiyuan) Binjiang Xi Road, Hai Zhu District, Guangzhou	Residential/ Commercial	75,537 7,304	Hai Zhu

List of Major Property Projects in Guangzhou Municipality : For Rental in 2004

Project	Land Use	Available Rental Area (sq. m)	Location
Xiangkang Commercial Plaza Sanyuan Li, Bai Yun District, Guangzhou	Office/ Commercial	28,602	Bai Yun
Guang Yuan Cultural Centre No. 33 Jing Tai Zhi Street, Bai Yun District, Guangzhou	Commercial/ Carpark	18,586 11,900	Bai Yun
City Development Plaza No. 189 Ti Yu Xi Road, Tian He District, Guangzhou	Commercial/ Office/ Carpark	13,129 39,768 11,140	Tian He
Hong Fa Building Nos. 19-21 Tian He Nan Er Road Tian He District, Guangzhou	Commercial/ Office/ Carpark	2,960 11,990 15,600	Tian He
White Horse Commercial Building No. 16 Zhan Nan Road, Yue Xiu District, Guangzhou	Commercial/ Carpark	49,365 6,255	Yue Xiu
Guangzhou Sports Stadium Building and Jin Han Building No. 119 Liuhua Road, Yue Xiu District, Guangzhou	Office/ Commercial	25,070 18,300	Yue Xiu
Grandcity Shopping Arcade Commercial District 1 Tian He District, Guangzhou	Commercial	52,322	Tian He
Fortune Square Nos. 114-118 Ti Yu Dong Road, Tian He District, Guangzhou	Office/ Commercial/ Carpark	14,789 18,039 7,100	Tian He
Victory Plaza No. 101 Ti Yu Xi Road, Tian He District, Guangzhou	Commercial/ Carpark	26,320 29,245	Tian He
Xinchuangju Building No. 123 Ti Yu Xi Road, Tian He District, Guangzhou	Office	5,950	Tian He
Jiangxing Building No. 82 Jiangnan Main Road Central, Hai Zhu District, Guangzhou	Office	14,985	Hai Zhu
Golden Arch Residence Er Sha Island, Dong Shan District Guangzhou	Residential	9,994	Dong Shan

List of Major Property Projects in Guangzhou Municipality : For Rental in 2004 (cont'd)

Project	Land Use	Available Rental Area (sq. m)	Location
Junhui Shopping Mall Nos. 5, 7, 9 Ti Yu Xi Road, Tian He District, Guangzhou	Commercial	7,825	Tian He
City Developemnt Building No.42 Ba Qi Er Road, Dong Shan District, Guangzhou	Office	6,274	Dong Shan
Galaxy City Shopping Centre Zhu Jiang Estate E2-1 and E2-2, Tian He District, Guangzhou	Commercial	9,800	Tian He

List of Major Property Projects in Guangzhou Municipality : Under Development (at Year End 2003)

Project	Land Use	Gross Floor Area (sq. m)	Location
No. RJ-1 MTR Project Junction of Zhongshan Road and Jiefang Bei Road, Yue Xiu District, Guangzhou	Office	88,388	Yue Xiu
Phase 1 of Jiang Nan New Mansion No. 40 Xin Gang Xi Road Hai Zhu District, Guangzhou	Commercial and residential	117,138	Hai Zhu
District B of Glade Village Cong Hua Guangzhou	Residential	5,600	Cong Hua
Zhu Jiang Estate E1-1, Tian He District, Guangzhou	Office and apartment	67,051	Tian He
Commencement Area of Southern Le Sand Nansha, Guangzhou	Residential	157,685	Nan Sha
Yue Xiu Building Junction of Dongfeng Zhong Road North-east of Xiaobei Road Yue Xiu District Guangzhou	Commercial and office	103,564	Yue Xiu
5-3 Huangshi Huangshi Road, Bai Yun District, Guangzhou	Carpark	22,000	Bai Yun
Phase 2 of Springland Garden Gongye Main Road, Hai Zhu District, Guangzhou	Commercial and residential	118,573	Hai Zhu
Blocks 1, 2, 3 of Chi Gang Qiao Xi Area Binjiang Xi Road, Hai Zhu District, Guangzhou	Commercial and residential	98,821	Hai Zhu
Superstructure of Victory Plaza No. 101 Ti Yu Xi Road, Tian He District, Guangzhou	Commercial and office	147,393	Tian He
Grandcity Garden Apartment (District 17 of Er Sha) Er sha Island, Dong Shan District, Guangzhou	Residential	1,890	Dong Shan

List of Major Property Projects in Guangzhou Municipality: Land Bank (at Year End 2003)

Project	Land Use	Gross Floor Area (sq. m)	Location
Tian He Commercial 12-1, 5 Tianhe Bei Road, Tian He District, Guangzhou	Commercial, hotel and office	223,465	Tian He
Block 4 and 5 of Chi Gang Qiao Xi Area Binjiang Xi Road, Hai Zhu District, Guangzhou	Commercial and residential	52,972	Hai Zhu
Phase 3 of Jiangnan 4-5, 6 Qingliu Main Street, Jiangnan Xi Road, Hai Zhu District, Guangzhou	Residential	8,390	Hai Zhu
Phase 3 of Jiangnan District 7 Qingliu Main Street, Jiangnan Xi Road, Hai Zhu District, Guangzhou	Commercial and residential	106,120	Hai Zhu
Phase 4 of Jiangnan Districts 1 and 4 Baogang Main Street, Hai Zhu District, Guangzhou	Commercial and residential	158,990	Hai Zhu
Xi Ji Dong Baogang Main Street, Hai Zhu District, Guangzhou	Commercial and residential	32,930	Hai Zhu
Phase 3 of Springland Garden Gongye Main Road Hai Zhu District, Guangzhou	Commercial and residential	426,335	Hai Zhu
Guangzhou Sports Stadium No.119 Liuhua Road, Yue Xiu District, Guangzhou	Office	125,000	Yue Xiu
Phase 2 of Jiang Nan New Mansion No. 40 Xingang Xi Road, Hai Zhu District, Guangzhou	Commercial and residential	281,925	Hai Zhu
Tian He Happy Valley Garden Tancun Road, Tian He District, Guangzhou	Commercial and residential	56,533	Tian He
Sanyuanli Residential Project Sanyuan Li, Bai Yun District, Guangzhou	Commercial and residential	18,367	Bai Yun
Phase 2 of Lingnan Garden Xicha Road, Bai Yun District, Guangzhou	Commercial and residential	81,915	Bai Yun

List of Major Property Projects in Guangzhou Municipality: Land Bank (cont'd) (at Year End 2003)

Project	Land Use	Gross Floor Area (sq.m)	Location
District 18 of Er Sha Er Sha Island, Dong Shan District, Guangzhou	Residential	14,000	Dong Shan
Glade Village Cong Hua, Guangzhou	Residential	1,052,022	Cong Hua
Southern Le Sand Nansha, Guangzhou	Commercial and residential	1,101,067	Nansha
Development site of Huadou Villa Huadou, Guangzhou	Residential	90,500	Huadou
Land N-4 At the crossing of Dongfeng Road and Jiefang Road, Yue Xiu District, Guangzhou	Office	45,000	Yue Xiu

Location Map of Major Property Projects in Guangzhou Urban Area


N
Lingnan Garden
Xi Cha Road
Phase 2 of Lingnan Garden
Bai Yun District
Xiangkang Commercial Plaza
Northern Ring Road
Guang Yuan Cultural Centre
Lu Hu Building
Guangzhou Railway Station
White Horse Commercial Building
Guangzhou Eastern Railway Station
Eastern Railway Station Commercial Plaza
Tian He District
Tian He Commercial 12-1, 5
City Development Plaza
Xinchuangju Building
Fortune Plaza
Victory Plaza
Guangzhou Sports Stadium Building
Jie Fang Road
Huan Shi Road
Yue Xiu District
Yue Xiu Building
Dong Feng Road
Dong Shan District
Tianhe Road
Hong Fa Building
Grandcity Shopping Arcade
Zhu Jiang Estate E1-1
Galaxy City
Romantic Garden
Happy Valley Garden
Guangzhou Main Road
No. RJ-1 MTR Project
City Development Building
Hai Zhu Bridge
Grandcity Garden
Guangzhou Bridge
Hua'nan Bridge
Pearl River
Bin Jiang Road
Nan Feng Shopping Centre
Jiangnan Main Road Central
Ju Ya Mansion
Chi Gang Qiao Xi Area
Run Hui Building
Sun Yat-Sen University
Xin Gang Xi Road
Gongye Main Road
Jiang Nan New Mansion
Hai Zhu District
Springland Garden

For rental   For sale   Land bank   Under development   Local landmark

廣州市區主要房地產項目位置分佈圖


北
白雲區
北環高速公路
嶺南花園
嶺南花園二期
祥康商貿大廈
廣源文化中心
麓湖綜合樓
廣州火車站
白馬商貿大廈
廣州體育大廈
解放路
越秀區
環市路
越秀大廈
東風路
東山區
地鐵RJ-1項目
廣州火車東站
東站商業廣場
天河區
天河商旅12-1、5
城建大廈
新創舉大廈
維多利廣場
財富廣場
天河路
宏城商業廣場
宏發大廈
珠江新城E1-1
漾晴居
星滙園
廣州大道
跑馬地花園
城總大廈
海珠大橋
濱江路
珠江
南豐商場
潤滙大廈
宏城花園
廣州大橋
赤崗橋西區
聚雅苑
華南大橋
中山大學
新港西路
江南新苑
海珠區
翠城花園

出租物業　出售物業　土地儲備　在建中　地標

廣州市主要房地產項目名單：二〇〇三年底土地儲備（續）

項目	用途	總樓面面積 （平方米）	地點
二沙18區 廣州東山區二沙島	住宅	14,000	東山
逸泉山莊 廣州從化	住宅	1,052,022	從化
南沙濱海花園 廣州南沙	商住	1,101,067	南沙
花都別墅用地 廣州花都	住宅	90,500	花都
解放北路 N-4地塊 廣州越秀區東風路與解放路交界	寫字樓	45,000	越秀

廣州市主要房地產項目名單：二〇〇三年底土地儲備

項目	用途	總樓面面積（平方米）	地點
天河商旅12-1、5 廣州天河區天河北路	商業、酒店、寫字樓	223,465	天河
赤崗橋西區4、5棟 廣州海珠區濱江西路	商住	52,972	海珠
江南三期4-5、6 廣州海珠區江南西路青柳大街	住宅	8,390	海珠
江南三期七區 廣州海珠區江南西路青柳大街	商住	106,120	海珠
江南四期1, 4區 廣州海珠區寶崗大道	商住	158,990	海珠
西基東 廣州海珠區寶崗大道	商住	32,930	海珠
翠城花園第三期 廣州海珠區工業大道	商住	426,335	海珠
廣州體育大廈 廣州越秀區流花路119號	寫字樓	125,000	越秀
江南新苑第二期 廣州海珠區新港西路40號	商住	281,925	海珠
天河跑馬地花園 廣州天河區譚村路	商住	56,533	天河
三元里住宅項目 廣州白雲區三元里	商住	18,367	白雲
岭南花園二期 廣州白雲區西槎路	商住	81,915	白雲

廣州市主要房地產項目名單：二〇〇三年底在建中

項目	用途	總樓面面積 (平方米)	地點
地鐵RJ-1項目 廣州越秀區中山路與解放北路交界	寫字樓	88,388	越秀
江南新苑第一期 廣州海珠區新港西路40號	商住	117,138	海珠
逸泉山莊B區 廣州從化	住宅	5,600	從化
珠江新城E1-1 廣州天河區	寫字樓、公寓	67,051	天河
南沙濱海花園啟動區 廣州南沙	住宅	157,685	南沙
越秀大廈 廣州越秀區東風中路與小北路交界	商業、 寫字樓	103,564	越秀
黃石5-3 廣州白雲區黃石路	停車場	22,000	白雲
翠城花園第二期 廣州海珠區工業大道	商住	118,573	海珠
赤崗橋西區1、2、3棟 廣州海珠區濱江西路	商住	98,821	海珠
維多利廣場上蓋 廣州天河區體育西路101號	商業、 寫字樓	147,393	天河
宏城花園別墅(二沙17區) 廣州東山區二沙島	住宅	1,890	東山

廣州市主要房地產項目名單：二○○四年內可出租(續)

項目	用途	可供出租面積（平方米）	地點
駿滙大廈商場 廣州天河區體育西路5、7、9號	商業	7,825	天河
城總大廈 廣州東山區八旗二馬路42號	寫字樓	6,274	東山
星滙園商場 廣州天河區珠江新城E2-1及E2-2號	商業	9,800	天河

廣州市主要房地產項目名單：二〇〇四年內可出租

項目	用途	可供出租面積（平方米）	地點
祥康商貿大廈 廣州白雲區三元里	寫字樓／商業	28,602	白雲
廣源文化中心 廣州白雲區景泰直街33號	商業／ 停車場	18,586 11,900	白雲
城建大廈 廣州天河區體育西路189號	商業／ 寫字樓／ 停車場	13,129 39,768 11,140	天河
宏發大廈 廣州天河區天河南二路19-21號	商業／ 寫字樓／ 停車場	2,960 11,990 15,600	天河
白馬商貿大廈 廣州越秀區站南路16號	商業／ 停車場	49,365 6,255	越秀
廣州體育大廈及錦漢大廈 廣州越秀區流花路119號	寫字樓／ 商業	25,070 18,300	越秀
宏城商業廣場 廣州天河區商旅一區	商業	52,322	天河
財富廣場 廣州天河區體育東路114-118號	寫字樓／ 商業／ 停車場	14,789 18,039 7,100	天河
維多利廣場 廣州天河區體育西路101號	商業／ 停車場	26,320 29,245	天河
新創舉大廈 廣州天河區體育西路123號	寫字樓	5,950	天河
江興大廈 廣州海珠區江南大道中82號	寫字樓	14,985	海珠
金亞花園 廣州東山區二沙島	住宅	9,994	東山

項目	用途	可供出售面積（平方米）	地點
岭南花園 廣州白雲區西槎路以西同嘉路	住宅／ 商業	32,464 2,103	白雲
江南新苑第一期 廣州海珠區新港西路40號	住宅	51,583	海珠
漾晴居 廣州天河區珠江新城E-1-4號	住宅	8,264	天河
金亞花園 廣州東山區二沙島	住宅	10,808	東山
聚雅苑 廣州海珠區濱江路	住宅	5,400	海珠
逸泉山莊 (B區一期、D區、C區一期) 廣州從化	住宅	41,750	從化
星滙園 廣州天河區珠江新城E2-1及E2-2號	住宅	29,000	天河
翠城花園第二期 廣州海珠區工業大道	住宅	23,758	海珠
潤滙大廈 廣州海珠區江南西路	住宅	5,000	海珠
南沙濱海花園(一、二期) 廣州南沙開發區	住宅	125,000	南沙
宏城花園 廣州東山區二沙島	住宅	6,000	東山
財富廣場 廣州天河區體育東路114-118號	寫字樓／商業	15,308	天河
赤崗橋西(濱江怡苑一期) 廣州海珠區濱江西路	住宅／ 商業	75,537 7,304	海珠

公司及股東關係資料

董事會

執行董事

區秉昌 *(董事長)*
陳光松
李　飛
梁凝光
肖博彥
梁　毅
黃之強
甄玉鳳

獨立非執行董事及
審核委員會成員

余立發
李家麟

公司秘書

黃之強

核數師

羅兵咸永道會計師事務所
香港執業會計師

主要往來銀行

中國銀行(香港)有限公司
香港上海滙豐銀行有限公司

公司資料查閱網址

http://www.gzinvestment.com.hk
http://www.hkex.com.hk

註冊辦事處

香港灣仔
駱克道160-174號
越秀大廈
24樓

股份過戶登記處

雅柏勤證券登記有限公司
香港
灣仔告士打道56號
東亞銀行港灣中心地下

股份上市

本公司之股份於香港聯合交易所有限公司及
新加坡證券交易所上市

股票編號為：
香港聯合交易所有限公司－123
路透社－123.HK
彭博資訊－123 HK

股東關係

如欲進一步查詢越秀投資有限公司的資料，請聯絡：
麥文莉
電話：(852) 2593 2398
傳真：(852) 2598 7688
電郵：contact@gzinvestment.com.hk

美國預託證券託管銀行

紐約銀行
美國預託證券
620 Avenue of the Americas, 6th Floor
New York, NY 10011, USA
電話：(646) 885 3218
傳真：(646) 885 3043

主要聯營公司

於二〇〇三年十二月三十一日，本集團於下列主要聯營公司中持有股份/權益：

聯營公司名稱	註冊成立／成立及經營地點	實際持股百分比		主要業務
		2003	2002	
新致利建業有限公司	澳門	**25**	25	投資控股
國泰投資發展有限公司	澳門	**50**	50	物業發展
廣東虎門大橋有限公司	中國	**8.59**	9.25	發展及管理虎門之虎門大橋
廣東清連公路發展有限公司	中國	**8.10**	8.73	開發及管理連接清遠與連州之107國道
廣東汕頭海灣大橋有限公司	中國	**10.30**	11.10	開發及管理汕頭之海灣大橋
廣州捷興房地產開發有限公司	中國	**—**	26.67	物業發展
廣州北環高速公路有限公司	中國	**8.34**	8.99	開發及管理廣州之廣州市北環高速公路
廣州新越房地產開發有限公司	中國	**28.20**	28.20	物業發展
海南華城房產開發有限公司	中國	**31.20**	31.20	物業發展
Well Force Properties Ltd.	英屬處女群島	**26.67**	26.67	投資控股

上列聯營公司並非由羅兵咸永道會計師事務所審核。

主要共同控制實體

於二〇〇三年十二月三十一日，本集團有下列之主要共同控制實體：

共同控制實體名稱	成立及經營地點	實際間接擁有權益／投票權／利潤分成應佔之百分比 2003	2002	主要業務
福建越秀邵武製漿造紙有限公司	中國	—	51	製造及銷售紙張
		—	54.55	
		—	51	
廣東新時代房地產有限公司	中國	**45**	45	物業發展
		33.33	33.33	
		44	44	
廣州市祥發房地產有限公司	中國	**75**	75	物業發展
		55.56	55.56	
		75	75	
廣州市北二環高速公路有限公司	中國	**15.80**	17.02	開發及管理廣州之
		50	50	廣州市北二環
		15.80	17.02	高速公路
廣州南方房產實業有限公司	中國	**30**	30	物業發展及管理
		28.57	28.57	
		30	30	
舟山鑫源房地產開發有限公司	中國	**38**	38	物業發展
		33.33	33.33	
		38	38	

所有共同控制實體並非由羅兵咸永道會計師事務所審核。

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2003 直接	2003 間接	2002 直接	2002 間接	主要業務
* 力超發展有限公司	英屬處女群島	10,000股普通股 每股1港元	—	**100**	—	100	投資控股
德旺國際有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	投資控股
達康國際有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	投資控股
堅興有限公司	香港	100股普通股 每股100港元	—	**100**	—	100	物業投資
華碧發展有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	投資控股
越秀亞通停車場有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	停車場管理
* 越秀投資(中國)有限公司	中國，有限公司	註冊股本 人民幣 39,015,773.09元	**100**	—	100	—	投資控股
越秀物業代理有限公司	香港	2股普通股 每股1港元	—	**100**	—	100	物業代理服務
越秀物業顧問有限公司	香港	100股普通股 每股1港元 500,000股無投票權 遞延股每股1港元	—	**100**	—	100	物業管理顧問服務
越秀物業管理有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	樓宇管理服務
* 廣州城建開發南沙房地產有限公司	中國，有限公司	註冊股本 人民幣 8,000,000元	—	**95**	—	95	物業發展

董事認為，上表所包括之本公司之附屬公司，對本集團是年度業績有重大影響或構成資產淨值之主要部份。而倘提供其他附屬公司之詳情，董事認為則會使資料過於冗長。

* 非由羅兵咸永道會計師事務所審核之附屬公司。

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2003 直接	2003 間接	2002 直接	2002 間接	主要業務
越進發展有限公司	香港	100股普通股 每股1港元	—	**100**	—	100	物業投資
俊盛發展有限公司	香港	2股普通股 每股1港元	—	**100**	—	100	投資控股
維美實業有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	投資控股
堅柏發展有限公司	香港	1,000,000股普通股 每股1港元	—	**100**	—	100	投資控股
志登投資有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	物業投資
* 圓桌控股有限公司	英屬處女群島	100股普通股 每股1港元	**100**	—	100	—	投資控股
* 陝西金秀交通有限公司	中國，有限公司	註冊股本 人民幣 100,000,000元	—	**34.34**	—	37	開發及管理陝西省之西安至臨潼高速公路
俊協發展有限公司	香港	2股普通股 每股1港元	—	**100**	—	100	投資控股
俊雅發展有限公司	香港	100股普通股 每股1港元	—	**100**	—	100	物業投資
駿佳企業有限公司	香港	2股普通股 每股1港元	—	**34.34**	—	37	持有物業
* 高度發展(澳門)有限公司	澳門	1股澳門幣99,000元 1股澳門幣1,000元	—	**100**	—	100	物業發展
華苑置業有限公司	香港	1,000,000股普通股 每股1港元	—	**60**	—	60	投資控股
* 盛德發展有限公司	英屬處女群島	350,000股普通股 每股1港元	—	**100**	—	100	投資控股

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2003 直接	2003 間接	2002 直接	2002 間接	主要業務
* 越秀交通(控股)有限公司	英屬處女群島	1,848,497,550股普通股每股1港元	—	**51**	—	51	投資控股
越秀交通有限公司	百慕達	1,114,233,530股普通股每股0.1港元	**0.01**	**34.33**	0.57	36.43	投資控股
* Honstar Investments Limited	英屬處女群島	1股普通股每股1美元	—	**100**	—	100	投資控股
* 湖南越通路橋發展有限公司	中國，有限公司	註冊股本人民幣21,000,000元	—	**25.76**	—	27.75	開發及管理湖南省之湘江二橋
中詠發展有限公司	香港	5,000,000股普通股每股1港元	—	**100**	—	100	投資控股
展升有限公司	香港	2股普通股每股1港元	**100**	—	100	—	持有物業
展康國際有限公司	香港	10,000股普通股每股1港元	—	**100**	—	100	投資控股
越宏發展有限公司	香港	2股普通股每股1港元	—	**100**	—	100	物業投資
越成發展有限公司	香港，新加坡	2股普通股每股1港元	**100**	—	100	—	物業投資
錦漢投資有限公司	香港	10,000股普通股每股100港元	—	**100**	—	100	投資控股
* 橋豐有限公司	英屬處女群島	2股普通股每股1港元	—	**34.34**	—	37	投資控股
利鴻發展有限公司	香港	10,000股普通股每股1港元	—	**100**	—	100	投資控股

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2003 直接	2003 間接	2002 直接	2002 間接	主要業務
* 廣州市永力城市房產有限公司	中國，有限公司	註冊股本 人民幣 28,684,800元	—	**95**	—	95	物業發展
* 廣州市智領城市房產有限公司	中國，有限公司	不適用	—	—	—	95	物業發展
* 廣州市榮盛城市房產有限公司	中國，有限公司	不適用	—	—	—	95	物業發展
* 廣州市興城實業發展有限公司	中國，有限公司	註冊股本 人民幣 154,612,700元	—	**95**	—	95	物業投資
* 廣州市新廣公路發展有限公司	中國，有限公司	註冊股本 人民幣 143,333,000元	—	**18.89**	—	20.35	發展及管理連接廣州及花都之廣花公路
* 廣州怡城物業管理有限公司	中國，有限公司	註冊股本 人民幣 3,403,700元	—	**85.68**	—	85.68	物業管理
* 廣州市益豐城市房產有限公司	中國，有限公司	註冊股本 人民幣 14,083,200元	—	**95**	—	95	物業發展
* 廣州越鵬信息有限公司	中國，有限公司	註冊股本 人民幣 160,000,000元	—	**34.34**	—	37	投資控股
* 廣州市越秀物業管理有限公司	中國，有限公司	註冊股本 人民幣 1,000,000元	—	**60**	—	60	物業管理
* 廣州市致威城市房產有限公司	中國，有限公司	註冊股本 人民幣 59,618,800元	—	**95**	—	95	物業發展

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2003 直接	2003 間接	2002 直接	2002 間接	主要業務
* 廣州市聚賢城市房產有限公司	中國，有限公司	註冊股本 人民幣 11,952,000元	—	**95**	—	95	物業發展
* 廣州體育大廈有限公司	中國，有限公司	註冊股本 26,700,000美元	—	**100**	—	100	物業發展及投資
* 廣州市廣基城市房產有限公司	中國，有限公司	註冊股本 人民幣 11,952,000元	—	**95**	—	95	物業發展
* 廣州市東威城市房產有限公司	中國，有限公司	註冊股本 人民幣 11,952,000元	—	**95**	—	95	物業發展
* 廣州市聯威城市房產有限公司	中國，有限公司	註冊股本 人民幣 19,776,700元	—	**95**	—	95	物業發展
* 廣州市維安公路發展有限公司	中國，有限公司	註冊股本 人民幣 175,750,000元	—	**27.47**	—	29.60	發展及管理連接廣州及汕頭之廣汕公路
* 廣州白馬服裝市場有限公司	中國，有限公司	註冊股本 人民幣 118,873,900元	—	**76.33**	—	72.31	物業投資
* 廣州市勝基城市房產有限公司	中國，有限公司	註冊股本 人民幣 11,952,000元	—	**95**	—	95	物業發展
* 廣州市永華城市房產有限公司	中國，有限公司	不適用	—	—	—	95	物業發展

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2003 直接	2003 間接	2002 直接	2002 間接	主要業務
* 廣州市誠安城市房產有限公司	中國，有限公司	註冊股本 人民幣 14,083,200元	—	**95**	—	95	物業發展
* 廣州穗橋發展有限公司	中國，有限公司	註冊股本 人民幣 1,000,000元	—	**34.34**	—	37	投資控股
* 廣州市瑞峰城市房產有限公司	中國，有限公司	註冊股本 人民幣 14,440,300元	—	**95**	—	95	物業發展
* 廣州市盛興城市房產有限公司	中國，有限公司	不適用	—	**—**	—	95	物業發展
* 廣州市瑞興城市房產有限公司	中國，有限公司	不適用	—	**—**	—	95	物業發展
* 廣州市太和公路發展有限公司	中國，有限公司	註冊股本 人民幣 155,980,000元	—	**27.47**	—	29.60	發展及管理連接廣州與從化之廣從公路一段
* 廣州市太龍公路發展有限公司	中國，有限公司	註冊股本 人民幣 116,667,000元	—	**17.51**	—	18.87	開發及管理連接廣州與從化之廣從公路第二段以及連接從化與龍潭之1909省道

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2003 直接	2003 間接	2002 直接	2002 間接	主要業務
* 廣州市祺東城市房產有限公司	中國，有限公司	註冊股本人民幣14,083,200元	—	**95**	—	95	物業發展
* 廣州市恒勝城市房產有限公司	中國，有限公司	不適用	—	—	—	95	物業發展
* 廣州市美華城市房產有限公司	中國，有限公司	註冊股本人民幣12,853,900元	—	**95**	—	95	物業發展
* 廣州市萬升城市房產有限公司	中國，有限公司	註冊股本人民幣28,684,800元	—	**95**	—	95	物業發展
* 廣州市南新公路發展有限公司	中國，有限公司	註冊股本人民幣141,463,000元	—	**27.47**	—	29.60	發展及管理連接廣州及深圳之廣深公路
* 廣州造紙股份有限公司	中國，有限公司	註冊股本人民幣924,680,000元	—	**51**	—	51	製造及銷售新聞紙與瓦楞紙
* 廣州市峻威城市房產有限公司	中國，有限公司	註冊股本人民幣14,448,600元	—	**95**	—	95	物業發展
* 廣州市橋威公路發展有限公司	中國，有限公司	註冊股本人民幣12,326,000元	—	**34.34**	—	37	投資控股
* 廣州市灣華城市房產有限公司	中國，有限公司	註冊股本人民幣23,074,600元	—	**95**	—	95	物業發展

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比				主要業務
			2003		2002		
			直接	間接	直接	間接	
* 廣州宏城汽車服務有限公司	中國，有限公司	註冊股本 人民幣 2,730,600元	—	**81.26**	—	81.26	停車場管理
* 廣州宏城發展有限公司	中國，有限公司	註冊股本 人民幣 539,578,600元	—	**100**	—	81.26	物業發展
* 廣州市廣秀城市房產有限公司	中國，有限公司	註冊股本 人民幣 18,287,700元	—	**95**	—	95	物業發展
* 廣州市安威城市房產有限公司	中國，有限公司	註冊股本 人民幣 16,386,800元	—	**95**	—	95	物業發展
* Guangzhou Investment (China Property) Company Limited	英屬處女群島	5,000股普通股 每股1港元	—	**100**	—	100	投資控股
越秀投資財務有限公司	香港	2股普通股 每股1港元	**100**	—	100	—	財務服務
* Guangzhou Investment (HK Property) Company Limited	英屬處女群島	1股普通股 每股1港元	—	**100**	—	100	投資控股
* Guangzhou Investment (Macau Property) Company Limited	英屬處女群島	1股普通股 每股1港元	—	**100**	—	100	投資控股
* Guangzhou Investment Property Holdings Limited	英屬處女群島	1股普通股 每股1美元	**100**	—	100	—	投資控股
* 廣州捷雅城房地產開發有限公司	中國，有限公司	註冊股本 92,000,000港元	—	**92**	—	92	物業發展

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2003 直接	2003 間接	2002 直接	2002 間接	主要業務
* 廣州城建開發工程監理有限公司	中國，有限公司	註冊股本 人民幣 8,921,500元	—	**65**	—	65	項目管理
* 廣州城建開發偉城實業有限公司	中國，有限公司	註冊股本 人民幣 955,300元	—	**80**	—	80	物業投資
* 廣州城建開發興業房地產中介有限公司	中國，有限公司	註冊股本 人民幣 37,520,000元	—	**52**	—	52	地產代理
* 城市建設開發集團(中國)有限公司	英屬處女群島	1股普通股 每股1美元	**100**	—	100	—	投資控股
* 廣州市廣運城市房產有限公司	中國，有限公司	註冊股本 人民幣 28,684,800元	—	**95**	—	95	物業發展
* 廣州市東盛城市房產有限公司	中國，有限公司	註冊股本 人民幣 12,734,400元	—	**95**	—	95	物業發展
* 廣州市忠勝城市房產有限公司	中國，有限公司	註冊股本 人民幣 16,231,400元	—	**95**	—	95	物業發展
* 廣州市信盛城市房產有限公司	中國，有限公司	不適用	—	—	—	95	物業發展

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2003 直接	2003 間接	2002 直接	2002 間接	主要業務
* 廣州祥荷房地產開發有限公司	中國，有限公司	註冊股本 5,000,000美元	—	**100**	—	100	物業發展
* 廣州市暢運城市房產有限公司	中國，有限公司	不適用	—	—	—	95	物業發展
* 廣州市城市建設開發有限公司	中國，有限公司	註冊股本 人民幣 1,631,012,700元	—	**95**	—	95	物業發展
* 廣州城建開發投資顧問有限公司	中國，有限公司	註冊股本 人民幣 2,145,800元	—	**98.13**	—	98.13	物業發展顧問服務
* 廣州城建開發裝飾有限公司	中國，有限公司	註冊股本 人民幣 35,882,800元	—	**98.62**	—	98.62	裝飾及設計
* 廣州城建開發宏城連鎖超級市場有限公司	中國，有限公司	註冊股本 人民幣 33,178,900元	—	**98.13**	—	—	經營超級市場
* 廣州城建開發景城房地產有限公司	中國，有限公司	註冊股本 人民幣 13,712,500元	—	**95**	—	95	物業發展
* 廣州城建開發物業有限公司	中國，有限公司	註冊股本 人民幣 12,994,800元	—	**95**	—	95	物業發展及投資

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2003 直接	2003 間接	2002 直接	2002 間接	主要業務
永佳國際有限公司	香港	10,000股普通股每股1港元	—	**100**	—	100	投資控股
創名國際有限公司	香港	10,000股普通股每股1港元	—	**100**	—	100	投資控股
* First-Win Group Limited	英屬處女群島	1股普通股每股1美元	—	**100**	—	100	投資控股
拓富有限公司	香港	10,000股普通股每股1港元	—	**100**	—	100	物業投資
港方發展有限公司	香港	500,000股普通股每股1港元	—	**100**	—	100	物業投資
焯耀投資有限公司	香港	2股普通股每股1港元	—	**100**	—	100	投資控股
* Goldtech Worldwide Limited	英屬處女群島	1股普通股每股1美元	—	**100**	—	100	投資控股
佳統發展有限公司	香港	10,000股普通股每股1港元	—	**100**	—	100	投資控股
* 廣州市高展城市房產有限公司	中國，有限公司	註冊股本人民幣88,315,800元	—	**95**	—	95	物業發展
* 廣州市致勝城市房產有限公司	中國，有限公司	註冊股本人民幣28,684,800元	—	**95**	—	95	物業發展
* 廣州市中基城市房產有限公司	中國，有限公司	註冊股本人民幣37,236,300元	—	**95**	—	95	物業發展
* 廣州市祥港房地產開發有限公司	中國，有限公司	註冊股本259,670,000港元	—	**100**	—	100	物業發展

主要附屬公司

於二○○三年十二月三十一日，本公司於下列主要附屬公司中持有股份／權益：

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2003 直接	2003 間接	2002 直接	2002 間接	主要業務
* 碧秀實業(深圳)有限公司	中國，有限公司	註冊股本 7,000,000港元	—	**100**	—	100	物業發展
貴康發展有限公司	香港	2股普通股 每股1港元	—	**100**	—	100	物業發展
耀宏投資有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	投資控股
祥港發展有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	投資控股
俊英發展有限公司	香港	2股普通股 每股1港元	—	**100**	—	100	物業發展
* 越秀置業(澳門)有限公司	澳門	1股澳門幣 198,000元 1股澳門幣2,000元	—	**100**	—	100	物業發展
* 恒秀物業管理有限公司	澳門	1股澳門幣 99,000元 1股澳門幣1,000元	—	**100**	—	100	物業管理
盈俊投資有限公司	香港	2股普通股 每股1港元	—	**100**	—	100	物業發展
* 大連堅柏房地產開發有限公司	中國，有限公司	註冊股本 7,500,000美元	—	**100**	—	100	物業發展
* Denney Investments Limited	英屬處女群島	50,000股普通股 每股1美元	—	**100**	—	100	投資控股
Elsburg Limited	香港	10,000股普通股 每股1港元	—	**100**	—	100	物業投資

39 有關連人士交易

除賬目所披露者外，其他重大有關連人士交易在本集團於日常業務過程中進行，詳情如下：

	二〇〇三年 千港元	二〇〇二年 千港元
支付予附屬公司少數股東之租金及公用設施開支(附註(a))	**186,303**	22,425
支付及應付予附屬公司少數股東之收費公路管理費之固定成本(附註(b))	**62,223**	52,284
支付予一名股東之租金開支	**1,056**	1,324

附註：

(a) 於二〇〇二年十月十七日，本集團與廣州造紙集團訂立租賃合約及公用設施供應合約，據此，廣州造紙集團同意出租若干轉讓資產予本集團，為期二十年，月租人民幣1,446,000元(相當於約1,364,000港元)，及按若干預定價格供應電、水、熱予本集團，為期二十年。

(b) 本集團之少數股東廣州市公路開發公司(「公路開發公司」)與若干在中國經營收費公路之本集團附屬公司訂立多份定價服務協議，據此，公路開發公司負責廣汕公路、廣深公路、廣從公路第一段及第二段和1909省道，以及廣花公路之日常運作及保養服務，包括收取路費及維修保養，服務費定為各條收費公路每年總路費收入之18%。

40 最終控股公司

董事認為本公司之最終控股公司為在香港註冊成立之公司越秀企業(集團)有限公司。

41 比較數字

若干二〇〇二年之比較數字已重新呈列，以符合本年度之呈報方式。

42 賬目通過

本年度賬目已於二〇〇四年四月十五日由董事會通過。

37 或然負債

	集團		公司	
	二〇〇三年 千港元	二〇〇二年 千港元	二〇〇三年 千港元	二〇〇二年 千港元
(a) 為下列公司之銀行及貸款融資作出擔保				
一附屬公司	—	—	**694,915**	428,138
一共同控制實體	—	35,688	—	35,688
一有關連公司	—	122,500	—	122,500
	—	158,188	**694,915**	586,326

(b) 於二〇〇三年及二〇〇二年十二月三十一日，本集團就一間聯營公司之一名合營夥伴(「合營夥伴」)償還銀行貸款人民幣500,000,000元(相當於約467,000,000港元)及有關利息(統稱「有關貸款」)，向銀行抵押其從該聯營公司之24.3%實際權益所產生之收入。

該名合營夥伴已就因該抵押產生之一切負債向本集團提供反彌償保證。此外，越秀企業已向本集團發出彌償保證，據此，倘若該名合營夥伴向本集團提供之反彌償保證不足以彌補有關貸款，則越秀企業將向銀行清償／支付該名合營夥伴提供之反彌償保證與有關貸款之間之任何差額。

38 資產抵押

於二〇〇三年十二月三十一日，本集團及本公司所獲授之若干銀行融資及貸款乃以下列各項作為抵押：

(a) 本集團若干有待發展／發展中物業、持有作出售之物業、其他物業及投資物業，賬面總值分別為4,631,000,000港元(二〇〇二年：5,197,000,000港元)、539,000,000港元(二〇〇二年：187,000,000港元)、255,000,000港元(二〇〇二年：283,000,000港元)及4,446,000,000港元(二〇〇二年：3,541,000,000港元)；

(b) 本公司全資附屬公司城市建設開發集團(中國)有限公司(「城建中國」)若干附屬公司資產之浮動押記；及

(c) 本集團於城建中國之股權。

34 經營租賃承擔

於二〇〇三年十二月三十一日，集團根據有關土地及樓宇之不可撤銷之經營租賃而於未來支付之最低租賃付款總額(主要來自附註39(a)所述之有關連人士交易產生)如下：

	二〇〇三年 千港元	二〇〇二年 千港元
第一年內	**31,591**	19,384
第二至第五年內	**85,560**	64,860
五年後	**254,977**	241,873
	372,128	326,117

此外，本集團之經營租賃承擔及租金是按照銷售額釐定。根據該租約無法準確計算應付之未來租金。

本公司於二〇〇三年十二月三十一日並無任何經營租賃承擔(二〇〇二年： 無)。

35 應收未來最低租金

於二〇〇三年十二月三十一日，本集團及本公司根據不可註銷租約應收未來最低租金如下：

	集團		公司	
	二〇〇三年 千港元	二〇〇二年 千港元	二〇〇三年 千港元	二〇〇二年 千港元
第一年內	**331,295**	181,614	**28**	28
第二至第五年內	**527,200**	337,542	**—**	—
五年後	**129,839**	33,827	**—**	—
	988,334	552,983	**28**	28

36 其他承擔

	集團	
	二〇〇三年 千港元	二〇〇二年 千港元
有關固定資產之資本承擔：		
已簽約但未撥備	**16,755**	2,556
已批准但未簽約	**—**	—
	16,755	2,556

33 綜合現金流量表附註(續)

(d) 年內財務變動分析(續)

	股本(包括股份溢價)	可換股債券	銀行貸款	應付聯營公司之款項	應付附屬公司少數股東之款項及其他長期負債	少數股東權益
	千港元	千港元	千港元	千港元	千港元	千港元
於二○○三年一月一日，如前呈報	6,261,219	200,623	6,763,073	185,162	361,536	4,064,961
會計政策變動之影響	—	—	—	—	—	(257,610)
於二○○三年一月一日，經重列	6,261,219	200,623	6,763,073	185,162	361,536	3,807,351
就收購附屬公司發行普通股	27,306	—	—	—	—	—
為換取現金而發行普通股	43,725	—	—	—	—	—
贖回可換股債券	—	(200,623)	—	—	200,623	—
贖回可換股債券之溢價	—	—	—	—	1,950	—
附屬公司少數股東出資	—	—	—	—	—	6,037
於附屬公司之股權增加	—	—	—	—	—	(244,177)
收購附屬公司	—	—	28,037	—	—	617
於附屬公司之股權減少	—	—	—	—	—	18,494
少數股東應佔盈利	—	—	—	—	—	213,680
被視作出售附屬公司之若干權益	—	—	—	—	—	152,307
少數股東應佔匯兌儲備	—	—	—	—	—	668
支付予附屬公司少數股東之股息	—	—	—	—	—	(129,377)
轉撥自少數股東權益	—	—	—	—	344	(344)
新借貸	—	—	2,252,575	2,399	183,093	—
還款	—	—	(3,005,352)	—	(19,356)	(46,948)
於二○○三年十二月三十一日	6,332,250	—	6,038,333	187,561	728,190	3,778,308

33 綜合現金流量表附註(續)

(d) 年內財務變動分析

	股本(包括股份溢價) 千港元	可換股債券 千港元	銀行貸款 千港元	應付聯營公司之款項 千港元	應付附屬公司少數股東之款項及其他長期負債 千港元	少數股東權益 千港元
於二○○二年一月一日，如前呈報	5,290,689	450,073	3,496,534	193,856	2,072,013	6,425,518
會計政策變動之影響	—	—	—	—	—	(142,989)
於二○○二年一月一日，重列	5,290,689	450,073	3,496,534	193,856	2,072,013	6,282,529
就收購附屬公司發行普通股	969,537	—	—	—	—	—
為換取現金而發行普通股	993	—	—	—	—	—
轉撥往少數股東權益	—	—	—	—	(344)	344
贖回可換股債券	—	(249,450)	—	—	249,450	—
贖回可換股債券之溢價	—	—	—	—	7,501	—
少數股東應佔盈利	—	—	—	—	—	162,545
收購／增加於附屬公司之股權	—	—	1,842,991	—	(791,036)	(1,975,819)
出售／被視作出售附屬公司	—	—	(217,918)	—	(258,532)	(548,884)
少數股東應佔資本儲備	—	—	—	—	—	(6,485)
支付予少數股東之股息	—	—	—	—	—	(106,879)
以轉讓固定資產方式還款	—	—	—	—	(623,000)	—
新借款	—	—	3,528,764	—	15,430	—
還款	—	—	(1,887,298)	(8,694)	(309,946)	—
二○○二年十二月三十一日	6,261,219	200,623	6,763,073	185,162	361,536	3,807,351

33 綜合現金流量表附註（續）

(b) 收購附屬公司（續）

收購附屬公司產生之現金及現金等價物流入／（流出）淨額分析

	二〇〇三年 千港元	二〇〇二年 千港元
現金代價	—	(2,000,000)
支付有關收購之直接成本	—	(20,000)
購入之銀行結餘及現金	**16,683**	441,501
收購附屬公司產生之現金及現金等價物之流入／（流出）淨額	**16,683**	(1,578,499)

(c) 出售於附屬公司之若干權益

	二〇〇三年 千港元	二〇〇二年 千港元
本集團出售權益之資產淨值	**18,494**	—
於出售時解除之負譽	**(8,857)**	—
出售虧損	**(998)**	—
出售附屬公司若干權益之現金及現金等價物流入淨額	**8,639**	—

33 綜合現金流量表附註(續)

(b) 收購附屬公司

	二○○三年 千港元	經重列 二○○二年 千港元
購入之淨資產		
固定資產	**17,685**	2,958,983
其他投資	**1,402**	74,942
遞延稅項資產	**—**	8,126
有待發展╱發展中物業	**—**	6,982,485
持有作出售之物業	**—**	1,533,786
應收有關連公司款項	**—**	88,268
存貨	**21,938**	—
應收賬款、預付款項及按金	**18,587**	297,889
銀行結餘及現金	**16,683**	441,501
應付賬款及應計費用	**(15,330)**	(3,571,974)
應付稅項	**—**	(11,910)
少數股東權益	**(617)**	(593,900)
銀行貸款	**(28,037)**	(1,842,991)
附屬公司少數股東提供之貸款	**—**	(37,927)
遞延稅項負債	**—**	(3,305,524)
	32,311	3,021,754
收購附屬公司之額外權益	**—**	2,137,662
因收購產生之負商譽	**(5,005)**	(595,549)
收購成本總額	**27,306**	4,563,867
支付方式：		
發行股份	**27,306**	969,537
出售本集團若干附屬公司及聯營公司	**—**	1,574,330
現金	**—**	2,000,000
購買總代價	**27,306**	4,543,867
有關收購之直接成本	**—**	20,000
收購總成本	**27,306**	4,563,867

年內收購之附屬公司帶來之經營業務現金流出3,000,000港元(二○○二年：流出為30,000,000港元)、投資業務之現金流出1,000,000港元(二○○二年：流出為11,000,000港元)及理財活動零(二○○二年：流出為75,000,000港元)。

33 綜合現金流量表附註

(a) 未計物業撇減、減值撥備及重估盈餘／(虧絀)前經營盈利與經營產生之現金流入淨額對賬表：

	二〇〇三年 千港元	經重列 二〇〇二年 千港元
未計物業撇減、減值撥備及重估盈餘／(虧絀)前經營盈利	**561,556**	314,926
折舊及攤銷	**184,280**	304,938
出售／被視作出售附屬公司若干權益之虧損	**95,940**	7,773
出售固定資產之虧損	**27,628**	39,803
出售其他投資之虧損	**1,059**	—
出售部份共同控制實體之收益	**—**	(6,204)
應收聯營公司款項之撥備	**—**	19,908
利息收入	**(8,450)**	(13,763)
股息收入	**(3,483)**	(4,513)
未計營運資金變動前經營盈利	**858,530**	662,868
有待發展／發展中物業及持有作出售之物業之減少淨額	**982,306**	15,486
存貨(增加)／減少	**(28,438)**	48,595
應收賬款、預付款項及按金(包括應收有關連公司款項)之(增加)／減少	**(71,033)**	7,304
應付賬款及應計費用(減少)／增加	**(749,618)**	34,062
發展成本增加	**—**	(2,978)
經營產生之現金流入淨額	**991,747**	765,337

32 遞延稅項(續)

年內，遞延稅項負債之變動如下：

	集團				
	物業重估	向稅務機構呈報收入及支出之不同基準	加速折舊	其他	總額
	千港元	千港元	千港元	千港元	千港元
於二〇〇二年一月一日，如前呈報	—	—	13,300	—	13,300
有關遞延稅項之會計政策變動之影響	419,664	31,000	10,131	9,483	470,278
於二〇〇二年一月一日，經重列	419,664	31,000	23,431	9,483	483,578
於損益表扣除／(計入)	(52,429)	(3,433)	(12,743)	2,986	(65,619)
於保留盈利計入	(5,468)	—	—	—	(5,468)
收購附屬公司	3,242,466	49,009	14,122	(73)	3,305,524
於二〇〇二年十二月三十一日	3,604,233	76,576	24,810	12,396	3,718,015
於二〇〇三年一月一日，如前呈列	—	—	14,629	—	14,629
有關遞延稅項之會計政策變動之影響	3,604,233	76,576	10,181	12,396	3,703,386
於二〇〇三年一月一日，經重列	3,604,233	76,576	24,810	12,396	3,718,015
於損益表扣除／(計入)	(97,757)	84,984	(16,319)	2,341	(26,751)
於保留盈利計入	(40,728)	—	—	—	(40,728)
於二〇〇三年十二月三十一日	3,465,748	161,560	8,491	14,737	3,650,536

遞延所得稅資產乃因應相關稅務利益可透過未來應課稅盈利變現而就所結轉之稅損及物業價值重估作確認。於二〇〇三年十二月三十一日，本集團就香港利得稅有並無屆滿日期的未確認稅損752,000,000港元(二〇〇二年：303,000,000港元)，而因重估物業而產生之未確認稅務利益為459,000,000港元(二〇〇二年：1,032,000,000港元)。

32 遞延稅項

遞延稅項乃按負債法就短暫時差按適用所得稅率作全數撥備。

於二〇〇二年及二〇〇三年十二月三十一日，遞延稅項相當於：

	集團 二〇〇三年 千港元	集團 二〇〇二年 千港元
遞延稅項資產		
－香港利得稅	**12,712**	14,057
－中國企業所得稅	**26,349**	19,787
	39,061	33,844
遞延稅項負債		
－香港利得稅	**19,449**	16,303
－中國企業所得稅	**1,506,745**	1,477,145
－中國土地增值稅	**2,124,342**	2,224,567
	3,650,536	3,718,015

年內，遞延稅項資產之變動如下：

	集團				
	向稅務機構呈報支出之不同基準 千港元	**物業重估** 千港元	**稅損** 千港元	**其他** 千港元	**總額** 千港元
於二〇〇二年一月一日，如前呈列	—	—	—	—	—
有關遞延稅項之會計政策變動之影響	1,203	7,117	—	1,031	9,351
於二〇〇二年一月一日，經重列	1,203	7,117	—	1,031	9,351
於損益表計入／(扣除)	6,082	9,683	(2,621)	3,223	16,367
收購附屬公司	2,440	—	5,686	—	8,126
於二〇〇二年十二月三十一日	9,725	16,800	3,065	4,254	33,844
於二〇〇三年一月一日，如前呈列	—	—	—	—	—
有關遞延稅項之會計政策變動之影響	9,725	16,800	3,065	4,254	33,844
於二〇〇三年一月一日，經重列	9,725	16,800	3,065	4,254	33,844
於損益表計入／(扣除)	793	(1,645)	822	5,247	5,217
於二〇〇三年十二月三十一日	10,518	15,155	3,887	9,501	39,061

31 其他長期負債(續)

(a) 集團(續)

	二〇〇二年 融資租賃承擔 千港元	股東提供之貸款 千港元	有關連公司提供之貸款 千港元	附屬公司提供之少數股東提供之貸款 千港元	可換股債券 千港元	其他貸款 千港元	總額 千港元
一年內	304	—	—	—	200,623	—	200,927
第二年	40	—	—	—	—	—	40
無固定還款期	—	67,743	3,809	169,301	—	15,600	256,453
	344	67,743	3,809	169,301	200,623	15,600	457,420
餘額分析如下：							
計息	344	65,608	—	—	200,623	—	266,575
免息	—	2,135	3,809	169,301	—	15,600	190,845
	344	67,743	3,809	169,301	200,623	15,600	457,420

除金額約304,000,000港元(二〇〇二年：約267,000,000港元)按香港銀行同業拆息加年利率1厘計息外，一名股東、有關連公司及附屬公司少數股東提供之貸款及其他貸款並無抵押及免息。當中無固定還款期之貸款於結算日起計未來十二個月內不會被要求償還。

(b) 公司

	二〇〇三年 融資租賃承擔 千港元	一名股東提供之貸款 千港元	有關連公司提供之貸款 千港元	總額 千港元	二〇〇二年 融資租賃承擔 千港元	一名股東提供之貸款 千港元	可換股債券 千港元	總額 千港元
一年內	**14**	**—**	**—**	**14**	304	—	200,623	200,927
第二年	**29**	**—**	**—**	**29**	40	—	—	40
第三至第五年	**—**	**252,906**	**—**	**252,906**	—	—	—	—
無固定還款期	**—**	**7,944**	**84,971**	**92,915**	—	65,608	—	65,608
	43	**260,850**	**84,971**	**345,864**	344	65,608	200,623	266,575

除金額約336,000,000港元(二〇〇二年：約267,000,000港元)按香港銀行同業拆息加年利率1厘計息外，一名股東及有關連公司提供之貸款並無抵押及免息。

31 其他長期負債

	集團		公司	
	二〇〇三年 千港元	二〇〇二年 千港元	二〇〇三年 千港元	二〇〇二年 千港元
融資租賃承擔	**43**	344	**43**	344
一名股東提供之貸款	**230,661**	67,743	**260,850**	65,608
有關連公司提供之貸款	**144,817**	3,809	**84,971**	—
附屬公司少數股東提供之貸款	**157,934**	169,301	**—**	—
可換股債券	**—**	200,623	**—**	200,623
其他貸款	**15,600**	15,600	**—**	—
	549,055	457,420	**345,864**	266,575
減：長期負債之一年內應償還額	**(14)**	(200,927)	**(14)**	(200,927)
	549,041	256,493	**345,850**	65,648

長期貸款之還款期如下：

(a) 集團

	二〇〇三年					
	融資租賃承擔 千港元	股東提供之貸款 千港元	有關連公司提供之貸款 千港元	附屬公司提供之少數股東提供之貸款 千港元	其他貸款 千港元	總額 千港元
一年內	14	—	—	—	—	14
第二年	29	—	—	—	—	29
第三至第五年	—	220,595	—	—	—	220,595
無固定還款期	—	10,066	144,817	157,934	15,600	328,417
	43	230,661	144,817	157,934	15,600	549,055
餘額分析如下：						
計息	43	220,595	83,504	—	—	304,142
免息	—	10,066	61,313	157,934	15,600	244,913
	43	230,661	144,817	157,934	15,600	549,055

29 少數股東權益

	集團	
	二〇〇三年 千港元	經重列 二〇〇二年 千港元
附屬公司少數股東應佔資產淨值	**3,374,822**	3,403,865
來自附屬公司少數股東之貸款(附註(i))	**403,486**	403,486
	3,778,308	3,807,351

附註：

(i) 除金額合共約282,926,000港元(二〇〇二年:282,926,000港元)按年息5至5.76厘計息外，貸款為無抵押、免息及毋須於一年內償還。

30 長期負債

	集團		公司	
	二〇〇三年 千港元	二〇〇二年 千港元	二〇〇三年 千港元	二〇〇二年 千港元
銀行貸款				
有抵押(附註38)	**3,848,194**	3,826,764	**2,454,683**	2,630,000
無抵押	**669,650**	905,468	**117,000**	555,000
	4,517,844	4,732,232	**2,571,683**	3,185,000
長期負債之一年內應償還額	**(875,394)**	(1,185,583)	**(367,452)**	(628,000)
	3,642,450	3,546,649	**2,204,231**	2,557,000

於二〇〇三年十二月三十一日，須於以下期間償還之長期負債如下：

	集團		公司	
	二〇〇三年 千港元	二〇〇二年 千港元	二〇〇三年 千港元	二〇〇二年 千港元
一年內	**875,394**	1,185,583	**367,452**	628,000
第二年	**878,627**	754,853	**396,934**	357,000
第三至第五年	**2,763,823**	2,791,328	**1,807,297**	2,200,000
第五年後	**—**	468	**—**	—
	4,517,844	4,732,232	**2,571,683**	3,185,000

28 儲備(續)

(b) 公司

	股份溢價 千港元	資本贖回儲備 千港元	保留盈利 千港元	總計 千港元
於二○○二年一月一日	4,889,860	1,815	43,642	4,935,317
發行普通股所得款項淨額	759,549	—	—	759,549
年內盈利	—	—	269,583	269,583
於二○○二年十二月三十一日	5,649,409	1,815	313,225	5,964,449
於二○○三年一月一日	5,649,409	1,815	313,225	5,964,449
發行普通股之所得款項淨額	57,969	—	—	57,969
本年度盈利	—	—	62,170	62,170
已派股息	—	—	(49,502)	(49,502)
於二○○三年十二月三十一日	5,707,378	1,815	325,893	6,035,086
相當於：				
二○○三年擬派末期股息			68,038	
其他			257,855	
於二○○三年十二月三十一日之保留盈利			325,893	

(c) 本集團之保留盈利包括聯營公司及共同控制實體之應佔保留盈利分別達613,138,000港元(二○○二年：454,967,000港元)及累計虧損265,856,000港元(二○○二年：210,286,000港元)。

(d) 法定儲備指在中國經營之附屬公司、聯營公司及共同控制實體所成立之企業發展及一般儲備基金。據中國法規所規定，本公司於中國成立及經營之附屬公司及聯營公司，須按其各自之董事會所釐定之比率，對企業擴充及一般儲備金撥出其一部份之除稅後盈利(經抵銷過往年度虧損後)。根據中國外資企業會計準則，經董事會批准後，一般儲備基金可用作補償虧損及增加資本，而企業發展基金可用作增加資本。本集團之法定儲備中，包括一間聯營公司應佔之538,000港元(二○○二年：694,000港元)。

28 儲備

(a) 集團

	股份溢價 千港元	資本贖回儲備 千港元	資本儲備 千港元	法定儲備 千港元	滙兑波動儲備 千港元	保留盈利 千港元	總額 千港元
於二〇〇二年一月一日，如前呈報	4,889,860	1,815	175,985	84,405	(54,909)	1,032,553	6,129,709
會計政策變動之影響							
－攤銷於收費公路及橋樑之權益（附註1(e)）	—	—	—	—	—	(6,076)	(6,076)
－商譽攤銷（附註1(f)(i)）	—	—	—	—	—	(463)	(463)
－遞延税項（附註1(n)）	—	—	—	—	—	(333,974)	(333,974)
於二〇〇二年一月一日，經重列	4,889,860	1,815	175,985	84,405	(54,909)	692,040	5,789,196
發行普通股所得款項淨額	759,549	—	—	—	—	—	759,549
滙兑差額	—	—	—	—	(1,655)	—	(1,655)
出售有待發展／發展中物業及持有作出售之物業時解除之儲備	—	—	—	—	—	(5,271)	(5,271)
於出售／被視作出售附屬公司及聯營公司時解除之儲備	—	—	4,986	(38,310)	(23,619)	573,591	516,648
轉撥	—	—	—	3,746	—	(3,746)	—
股東應佔虧損	—	—	—	—	—	(960,230)	(960,230)
於二〇〇二年十二月三十一日	5,649,409	1,815	180,971	49,841	(80,183)	296,384	6,098,237
於二〇〇三年一月一日	5,649,409	1,815	180,971	49,841	(80,183)	602,882	6,404,735
會計政策變動之影響							
－攤銷於收費公路及橋樑之權益（附註1(e)）	—	—	—	—	—	(11,731)	(11,731)
－商譽攤銷（附註1(f)(i)）	—	—	—	—	—	(1,047)	(1,047)
－遞延税項（附註1(n)）	—	—	—	—	—	(293,720)	(293,720)
於二〇〇三年一月一日，經重列	5,649,409	1,815	180,971	49,841	(80,183)	296,384	6,098,237
發行普通股所得款項淨額	57,969	—	—	—	—	—	57,969
滙兑差額	—	—	—	—	3,748	—	3,748
出售有待發展／發展中物業及持有作出售之物業時解除之儲備	—	—	—	—	—	(66,070)	(66,070)
被視作出售一間附屬公司時解除之儲備	—	—	—	(273)	(274)	—	(547)
轉撥	—	—	—	13,038	—	(13,038)	—
股東應佔盈利	—	—	—	—	—	300,653	300,653
已付股息	—	—	—	—	—	(49,502)	(49,502)
於二〇〇三年十二月三十一日	5,707,378	1,815	180,971	62,606	(76,709)	468,427	6,344,488

	保留盈利 千港元
相當於：	
二〇〇三年擬派末期股息	68,038
其他	400,389
於二〇〇三年十二月三十一日之保留盈利	468,427

27 購股權

於二〇〇二年六月二十六日，本公司採納新購股權計劃，據此，本公司可向僱員(包括本公司執行董事)授出購股權以認購本公司的股份，惟上限為於二〇〇二年六月二十六日已發行之股份數目之10%。行使價將由本公司之董事會釐定，最少將為(i)本公司股份於購股權授出日期之收市價，(ii)本公司股份於緊接購股權授出日期前五個營業日之平均收市價，及(iii)本公司股份之面值(以較高者為準)。

於二〇〇三年十二月三十一日，根據舊購股權計劃授出之尚未行使購股權，可認購本公司股份合共66,174,000股。根據舊購股權計劃之規定，所有根據舊購股權計劃授出之購股權將繼續有效及可行使。

年內，購股權計劃之詳情及變動如下：

			購股權數目			
授出日期	行使期	行使價	年初	已授出	已行使	年末
		港元	千股	千股	千股	千股
舊購股權計劃						
一九九八年九月四日	一九九九年九月四日至二〇〇四年九月三日	0.3936	70,000	—	(18,000)	52,000
一九九九年十二月十四日	二〇〇〇年十二月十四日至二〇〇五年十二月十三日	0.5008	50,254	—	(36,080)	14,174
新購股權計劃						
二〇〇三年五月二日	二〇〇三年五月二日至二〇一三年五月一日	0.4100	—	196,250	(44,100)	152,150
二〇〇三年六月二日	二〇〇三年六月二日至二〇一三年六月一日	0.5400	—	63,000	(1,050)	61,950
二〇〇三年十月二十七日	二〇〇三年十月二十七日至二〇一三年十月二十六日	0.8140	—	12,620	—	12,620
二〇〇三年十二月二十三日	二〇〇三年十二月二十三日至二〇一三年十二月二十二日	0.8460	—	100,632	—	100,632
			120,254	372,502	(99,230)	393,526

26 股本

	公司	
	千股	千港元
法定股本：		
10,000,000,000股每股面值0.10港元之普通股	10,000,000	1,000,000
已發行及繳足股本：		
於二〇〇二年一月一日	4,008,294	400,829
就收購附屬公司發行股份	2,107,688	210,769
於行使購股權時發行股份	2,120	212
於二〇〇二年十二月三十一日	6,118,102	611,810
於二〇〇三年一月一日	6,118,102	611,810
就收購附屬公司發行股份(附註(a))	31,386	3,139
於行使購股權時發行股份(附註(b))	99,230	9,923
於二〇〇三年十二月三十一日	6,248,718	624,872

附註：

(a) 於二〇〇三年十一月十一日，已就收購一間附屬公司按每股面值0.87港元向最終控股公司越秀企業集團控股公司(「越秀企業」)發行31,385,692股普通股。

(b) 年內行使99,230,000份購股權(請參閱附註27)，因而發行每股面值0.1港元之普通股99,230,000股。於行使該等購股權時發行之股份之公平值介乎0.56港元至0.96港元。

25 應付賬款及應計費用

	集團		公司	
	二〇〇三年 千港元	經重列 二〇〇二年 千港元	二〇〇三年 千港元	二〇〇二年 千港元
貿易應付款	**1,155,900**	1,052,755	**—**	—
其他應付款及應計費用	**3,195,338**	3,973,893	**42,495**	30,332
	4,351,238	5,026,648	**42,495**	30,332

貿易應付款之賬齡分析如下：

	集團	
	二〇〇三年 千港元	二〇〇二年 千港元
零至三十日	**75,453**	631,452
三十一日至九十日	**16,247**	76,005
九十一日至一百八十日	**40,828**	54,077
一百八十一日至三百六十五日	**62,674**	1,402
一年至兩年	**713,425**	75,053
超過兩年	**247,273**	214,766
	1,155,900	1,052,755

23 應收賬款、預付款項及按金

	集團		公司	
	二〇〇三年 千港元	經重列 二〇〇二年 千港元	二〇〇三年 千港元	二〇〇二年 千港元
貿易應收款	**667,094**	527,021	**—**	—
其他應收款、預付款項及按金	**454,196**	463,972	**42,733**	44,160
	1,121,290	990,993	**42,733**	44,160

本集團對不同業務及地區分部採用既定信貸政策。本集團之信貸期一般為三個月內。貿易應收款之賬齡分析如下：

	集團	
	二〇〇三年 千港元	二〇〇二年 千港元
零至三十日	**213,938**	230,547
三十一日至九十日	**249,337**	116,392
九十一日至一百八十日	**48,372**	84,131
一百八十一日至三百六十五日	**89,711**	35,103
超過一年	**65,736**	60,848
	667,094	527,021

24 銀行結餘及現金

本集團與本公司之銀行結餘及現金包括存入中國多間銀行之人民幣存款分別約803,000,000港元(二〇〇二年：792,000,000港元)及1,400,000港元(二〇〇二年：900,000港元)。該等人民幣結餘兌換為外幣時，須受中國政府頒佈之外匯管制規則及規定所限制。

19 其他投資

	集團	
		經重列
	二〇〇三年	二〇〇二年
	千港元	千港元
其他投資，成本值	**316,059**	344,469
減：減值撥備	**(56,208)**	(56,052)
	259,851	288,417

其他投資指本集團於中國成立並從事發展與管理公路及開發物業之合作經營企業。根據合營協議，本集團有權於整個合營期內，享有該等定額投資回報。

20 有待發展／發展中物業及持有作出售之物業

有待發展物業包括有待發展之若干土地。本集團按可變現價值淨值入賬之有待發展／發展中物業及持有作出售之物業之金額2,575,000,000港元（二〇〇二年：525,000,000港元）。

21 存貨

	集團	
		經重列
	二〇〇三年	二〇〇二年
	千港元	千港元
原材料	**59,113**	88,482
在製品	**113,327**	35,131
製成品	**47,687**	46,138
	220,127	169,751

於二〇〇三年及二〇〇二年十二月三十一日，所有存貨按成本列賬。

22 應收有關連公司及應付附屬公司少數股東之款項

應收有關連公司及應付附屬公司少數股東之結餘均無抵押、免息及無固定還款期。

17 於共同控制實體之權益

	集團 二〇〇三年 千港元	經重列 二〇〇二年 千港元
應佔資產淨值	**367,546**	596,020
收購一間共同控制實體產生之商譽減攤銷	**20,265**	20,479
減：累計減值虧損	**—**	(111,655)
	387,811	504,844
應收共同控制實體款項(附註(a))	**316,233**	292,341
	704,044	797,185

(a) 應收共同控制實體之款項為無抵押、免息及無固定還款期。

(b) 於二〇〇三年十二月三十一日，本集團之主要共同控制實體之詳情載於第97頁。

18 於聯營公司之權益

	集團 二〇〇三年 千港元	經重列 二〇〇二年 千港元
應佔資產淨值	**649,488**	608,395
收購一間聯營公司產之商譽減攤銷	**164,670**	171,257
	814,158	779,652
應收聯營公司款項(附註(a))	**1,052,879**	1,088,180
應付聯營公司款項(附註(a))	**(187,561)**	(185,162)
減：應收聯營公司款項撥備	**(19,908)**	(19,908)
	1,659,568	1,662,762

(a) 除應付聯營公司款項653,816,000港元(二〇〇二年：679,184,000港元)附有年息4至5.76厘之利息外，聯營公司的其他結餘均無抵押、免息及無固定還款期。

(b) 有關本集團主要聯營公司於二〇〇三年十二月三十一日之詳情載於第98頁。

15 固定資產(續)

(c) 本集團及本公司於投資物業及其他物業之權益乃按彼等之賬面淨值分析如下：

	集團		公司	
	二〇〇三年 千港元	二〇〇二年 千港元	二〇〇三年 千港元	二〇〇二年 千港元
以下列租約於香港持有：				
10年至50年之租約	**720,000**	695,000	**—**	—
50年以上之租約	**156,416**	165,293	**18,900**	20,430
於香港以外地區持有：				
10年至50年之租約	**183**	191	**183**	191
50年以上之租約	**4,229,500**	3,069,538	**—**	—
	5,106,099	3,930,022	**19,083**	20,621

(d) 本集團及本公司之投資物業已於二〇〇三年十二月三十一日由本集團聘用之獨立專業估值師行漢華評值有限公司按其公開市值進行重估。本集團及本公司之其他固定資產乃按成本列賬。

(e) 於二〇〇三年十二月三十一日，本集團及本公司根據融資租賃持有之固定資產之賬面淨值為46,000港元(二〇〇二年：60,000港元)。

16 於附屬公司之投資

	公司	
	二〇〇三年 千港元	二〇〇二年 千港元
投資，成本值		
非上市股份	**36,587**	36,587
於香港上市之股份	**—**	7,504
	36,587	44,091
應收附屬公司之款項(附註(a))	**9,459,705**	9,722,847
	9,496,292	9,766,938
於香港上市之股份市值	**—**	7,159

(a) 應收附屬公司之款項為無抵押及無固定還款期。除為數約5,909,000,000港元(二〇〇二年：約5,973,000,000港元)之應收附屬公司款項為免息外，所有應收附屬公司款項附有年息介乎2.5至5.8厘之利息。

(b) 本公司於二〇〇三年十二月三十一日之主要附屬公司之詳情載於第85至96頁。

15 固定資產(續)

(b) 公司

	投資物業 千港元	其他物業 千港元	租賃物業裝修、傢俬、裝置及辦公室設備 千港元	汽車 千港元	總額 千港元
成本值或估值					
於二〇〇三年一月一日	10,050	14,338	8,713	5,966	39,067
添置	—	—	521	443	964
估值虧絀	(675)	—	—	—	(675)
出售	—	—	—	(1,944)	(1,944)
於二〇〇三年十二月三十一日	9,375	14,338	9,234	4,465	37,412
累積折舊及減值					
於二〇〇三年一月一日	—	3,767	7,630	5,966	17,363
年內支出	—	863	519	37	1,419
出售	—	—	—	(1,944)	(1,944)
於二〇〇三年十二月三十一日	—	4,630	8,149	4,059	16,838
賬面淨值					
於二〇〇三年十二月三十一日	9,375	9,708	1,085	406	20,574
於二〇〇二年十二月三十一日	10,050	10,571	1,083	—	21,704

15 固定資產

(a) 集團

	投資物業 千港元	其他物業 千港元	在建之生產設施 千港元	廠房及機器及工具 千港元	租賃物業裝修、傢俬、裝置及辦公室設備 千港元	汽車 千港元	總額 千港元
成本值或估值							
於二○○三年一月一日	3,676,654	370,347	307,898	1,153,103	169,717	64,744	5,742,463
添置	69,944	2,421	94,569	14,165	14,252	5,555	200,906
收購附屬公司	—	—	—	13,637	1,594	2,454	17,685
轉撥往有待發展／發展中售物業	945,644	—	—	—	—	—	945,644
重估虧絀	165,840	—	—	—	—	—	165,840
於完成時轉撥	—	28,458	(143,089)	77,227	34,525	2,879	—
出售	(12,545)	(34,466)	—	(11,109)	(8,656)	(3,602)	(70,378)
於二○○三年十二月三十一日	4,845,537	366,760	259,378	1,247,023	211,432	72,030	7,002,160
累積折舊及減值							
於二○○三年一月一日	—	116,979	—	395,555	111,283	43,440	667,257
年內支出	—	9,904	—	85,280	19,004	5,347	119,535
出售	—	(20,685)	—	(10,399)	(1,465)	(3,165)	(35,714)
於二○○三年十二月三十一日	—	106,198	—	470,436	128,822	45,622	751,078
賬面淨值							
於二○○三年十二月三十一日	4,845,537	260,562	259,378	776,587	82,610	26,408	6,251,082
於二○○二年十二月三十一日	3,676,654	253,368	307,898	757,548	58,434	21,304	5,075,206

14 其他無形資產

	集團		
	商譽	負商譽	總計
	千港元	千港元	千港元
於二〇〇三年一月一日，如前呈報	46,969	(3,823,375)	(3,776,406)
會計政策變動之影響			
—攤銷	(1,965)	—	(1,965)
—遞延税項(附註(i))	—	3,148,419	3,148,419
於二〇〇三年一月一日，經重列	45,004	(674,956)	(629,952)
收購附屬公司(附註33(b))	—	(5,005)	(5,005)
攤銷支出	(4,551)	44,770	40,219
出售附屬公司之若干權益	—	8,857	8,857
因於二〇〇二年收購之可辨識資產及負債價值之變動而引致之調整	—	50,628	50,628
二〇〇三年十二月三十一日	40,453	(575,706)	(535,253)
二〇〇三年十二月三十一日			
成本	51,310	(629,602)	(578,292)
累計攤銷	(10,857)	53,896	43,039
	40,453	(575,706)	(535,253)
於二〇〇二年十二月三十一日			
成本	51,310	(685,066)	(633,756)
累計攤銷	(6,306)	10,110	3,804
	45,004	(674,956)	(629,952)

附註：

(i) 於採納會計實務準則第12號(經修訂)後，於二〇〇三年一月一日之負商譽已減少3,148,419,000港元，主要原因是確認了所收購資產淨值之公平值與其税基兩者之差額之遞延税項負債。

13 於收費公路及橋樑之權益

	集團		
	無形 經營權 千港元	有形 基本建設 千港元	總額 千港元
於二○○三年一月一日，如前呈報	1,857,817	359,380	2,217,197
有關攤銷之會計政策變動之影響	(41,020)	—	(41,020)
於二○○三年一月一日，如前呈報	1,816,797	359,380	2,176,177
滙兑差額	8,722	1,688	10,410
添置	11,223	—	11,223
攤銷／折舊支出	(85,878)	(12,285)	(98,163)
於二○○三年十二月三十一日	1,750,864	348,783	2,099,647
於二○○三年十二月三十一日			
成本	2,143,106	403,755	2,546,861
累積攤銷／折舊	(392,242)	(54,972)	(447,214)
賬面淨值	1,750,864	348,783	2,099,647
於二○○二年十二月三十一日			
成本	2,121,922	401,869	2,523,791
累積攤銷／折舊	(305,125)	(42,489)	(347,614)
賬面淨值	1,816,797	359,380	2,176,177

無形經營權及有形基本建設位於中國。

12 董事及高級管理人員酬金

(a) 年內本公司向董事支付之酬金總額如下：

	二〇〇三年 千港元	二〇〇二年 千港元
袍金（附註(i)）	**76**	76
其他酬金：		
基本薪金、房屋津貼、其他津貼及實物利益（附註(ii)）	**8,004**	17,584
酌情花紅	**7,434**	11,325
董事退休金	**162**	467
	15,676	29,452

附註：

(i) 董事袍金乃支付予獨立非執行董事之款項。

(ii) 截至二〇〇三年十二月三十一日止年度，若干董事行使購股權認購本公司及其附屬公司之普通股。年內行使購股權之詳情已於董事會報告書內披露。

(b) 酬金介乎以下幅度內之本公司董事數目如下：

酬金組別	**董事人數** 二〇〇三年	二〇〇二年
零港元 — 1,000,000港元	***12**	*9
1,000,001港元 — 1,500,000港元	**2**	2
1,500,001港元 — 2,000,000港元	**2**	1
2,000,001港元 — 2,500,000港元	**3**	1
3,500,001港元 — 4,000,000港元	**—**	3
4,000,001港元 — 4,500,000港元	**—**	1
4,500,001港元 — 5,000,000港元	**—**	1

* 包括兩名（二〇〇二年：兩名）獨立非執行董事。

於截至二〇〇三年及二〇〇二年十二月三十一日止年度概無董事放棄酬金。本集團年內並無已付或應付任何酬金，作為吸引加入或加入本集團時之酬金，或作為年內離職補償（二〇〇二年：無）。

(c) 截至二〇〇三年十二月三十一日止年度集團內五名最高薪酬人士亦為董事，其酬金已載於上文分析。

9 股息

	二○○三年 千港元	二○○二年 千港元
已付中期股息，每股普通股0.008港元（二○○二年：無）	**49,502**	—
擬派末期股息，每股普通股0.0108港元（二○○二年：無）	**68,038**	—
	117,540	—

於二○○四年四月十五日舉行之大會上，董事擬宣派末期股息每股普通股0.0108港元。截至二○○四年十二月三十一日止年度，擬派股息並未作為應付股息計入該等賬目，但將會作為保留盈利撥款計入。

10 每股盈利／（虧損）

截至二○○三年十二月三十一日止年度，每股基本盈利／（虧損）是根據股東應佔綜合盈利約300,653,000港元（二○○二年：虧損960,230,000港元）及年內已發行加權平均股數約6,146,494,166股（二○○二年：4,017,138,450股）計算。

截至二○○三年十二月三十一日止年度，每股攤薄盈利是根據股東應佔綜合盈利約300,653,000港元及年內已發行被攤薄加權平均股數約6,223,195,777股（已就未行使的購股權的潛在攤薄影響作出調整後的數字）計算。由於存在反攤薄影響，故並無呈列截至二○○二年十二月三十一日止年度的每股攤薄虧損。

11 員工成本（包括董事酬金）

	二○○三年 千港元	二○○二年 千港元
薪酬工資	**211,997**	169,728
退休成本（界定供款計劃）（附註(i)）	**12,149**	28,125
醫療福利成本（界定供款計劃）	**4,561**	21,369
社會保障成本	**14,735**	6,366
解僱補償	**763**	11,232
員工福利	**18,315**	28,332
	262,520	265,152

附註：

(i) 本集團為香港僱員作出之供款，以僱員在有權享有全部供款前退出計劃而沒收之供款作出扣減。本年度並無已沒收之供款（二○○二年：無）。

7 稅項(續)

本集團有關除稅前溢利／(虧損)之稅項與假若採用中國企業所得稅之稅率而計算之理論稅額之差額如下：

	二〇〇三年 千港元	經重列 二〇〇二年 千港元
除稅前溢利／(虧損)	**628,932**	(800,001)
按中國企業所得稅稅率33%(附註(i))(二〇〇二年：33%) 計算之稅項	**207,548**	(264,000)
不同稅率之影響	**(53,250)**	132,575
稅率提高產生之期初遞延稅項資產淨額之增加	**(1,019)**	—
免稅期稅項寬減之影響	**(263)**	(8,950)
無須課稅之收入	**(29,677)**	(33,679)
不可扣稅之支出	**44,051**	49,887
未確認稅損之影響	**17,608**	132,121
使用早前未有確認之稅損	**(25,702)**	(109)
過往年度超額撥備	**(6,051)**	(498)
就計算所得稅可扣稅之土地增值稅之影響	**19,035**	4,760
	172,280	12,107
土地增值稅	**(57,681)**	(14,423)
稅項支出／(計入)	**114,599**	(2,316)

附註：

(i) 因本集團大部份之經營均於中國進行而採納之中國企業所得稅稅率。

8 股東應佔盈利／(虧損)

計入本公司賬目之股東應佔盈利／(虧損)，為62,170,000港元(二〇〇二年：269,583,000港元)。

7 税項

(a) 年內的香港利得税已按17.5%税率(二〇〇二年：16%)及按估計應課税溢利計提撥備。於二〇〇三年，香港政府將截至二〇〇三年／二〇〇四年財政年度的利得税率由16%調升至17.5%。

(b) 本集團根據中國外商投資企業所得税法(「中國税法」)，按介乎18%至33%税率，就中國附屬公司、聯營公司及共同控制實體的盈利作出中國企業所得税準備。根據中國税法，本集團的若干附屬公司、聯營公司及共同控制實體由首個獲利年度起的兩年至五年獲享免繳所得税，在免税期後三年至五年享有所得税減半的優惠。

(c) 中國土地增值税按介乎30%至60%的累進税率及按土地增值價值(即出售物業所得款項減可扣減的開支，包括土地的成本，以及發展及建設開支)徵收。

(d) 在綜合損益表內扣除／(計入)的税項金額為：

	二〇〇三年 千港元	經重列 二〇〇二年 千港元
本期税項		
香港利得税	1,627	5,489
中國企業所得税	78,974	61,877
中國土地增值税	42,544	—
以往年度超額撥備	(6,051)	(498)
與沖回暫時差額有關的遞延税項	(30,949)	(81,986)
因税率增加而導致的遞延税項	(1,019)	—
	85,126	(15,118)
應佔以下公司的税項		
共同控制實體	5,877	10,655
聯營公司	23,596	2,147
税項開支／(抵免)	114,599	(2,316)

6 理財成本

	二〇〇三年 千港元	二〇〇二年 千港元
銀行貸款及透支之利息	**230,458**	139,953
融資租賃承擔之利息	**70**	73
贖回可換股債券溢價	**1,950**	7,501
其他利息		
－欠附屬公司少數股東之款額	**—**	38,419
－一名股東之貸款	**3,977**	356
－一有關連公司之貸款	**721**	2,818
－可換股債券	**3,544**	13,586
－須於五年內全數償還之其他貸款	**3,285**	3,342
產生之借貸成本總額	**244,005**	206,048
減：資本化作為有待發展／發展中物業之金額（附註(i)）	**(19,272)**	(20,062)
	224,733	185,986

(i) 截至二〇〇三年十二月三十一日止年度，資本化借貸成本之平均利率約為年息5.31厘（二〇〇二年：年息5.63厘）。

5 經營盈利／(虧損)

經營盈利／(虧損)已扣除下列目項：

	二〇〇三年 千港元	經重列 二〇〇二年 千港元
計入		
投資物業租金收入總額	**292,380**	77,345
減：直接支出	**(10,965)**	(7,874)
投資物業租金收入淨額	**281,415**	69,471
負商譽攤銷		
一計入銷售成本	**37,811**	8,686
一計入一般及行政開支	**6,959**	1,395
其他應付款之撥回	**45,527**	42,156
滙兌收益淨額	**6,367**	—
扣除		
核數師酬金	**4,944**	5,921
售出存貨成本	**2,481,689**	2,021,094
折舊		
一自置固定資產	**119,521**	210,894
一租賃固定資產	**14**	407
收費公路及橋樑之權益攤銷／折舊(計入銷售成本)	**98,163**	95,456
商譽攤銷(計入一般及行政成本)	**11,352**	8,262
出售附屬公司若干權益之虧損	**998**	—
出售固定資產之虧損	**27,628**	39,803
出售其他投資之虧損	**1,059**	—
員工成本(附註11)	**262,520**	265,152
經營租賃		
一租賃廠房及機器	**17,350**	7,225
一土地及樓宇	**43,654**	55,278
壞賬撇銷／呆賬準備	**63,659**	30,506
滙兌虧損淨額	**—**	1,875

2 營業額、收益及分類資料(續)

從屬分部報告形式－地區分部資料

	營業額		總資產		資本性開支	
				經重列		
	二〇〇三年	二〇〇二年	二〇〇三年	二〇〇二年	二〇〇三年	二〇〇二年
	千港元	千港元	千港元	千港元	千港元	千港元
香港	**180,674**	409,560	**1,490,990**	1,384,651	**1,611**	23,680
中國	**3,718,369**	2,812,908	**20,570,297**	21,520,325	**228,097**	128,189
其他	**2,760**	3,005	**52,587**	51,127	**106**	20
	3,901,803	3,225,473	**22,113,874**	22,956,103	**229,814**	151,889
於共同控制實體之權益			**704,044**	797,185		
於聯營公司之權益			**1,659,568**	1,662,762		
未分配資產			**1,120,871**	1,268,965		
總資產			**25,598,357**	26,685,015		

3 被視作出售附屬公司若干權益之虧損

截至二〇〇三年十二月三十一日止年度，越秀交通有限公司(「越秀交通」)於越秀交通僱員購股權獲行使後發行64,448,000股(二〇〇二年：5,204,000股)股份，其後，本公司於越秀交通之實利減少2.66%(二〇〇二年：0.34%)。這導致被視作出售虧損94,942,000港元(二〇〇二年：7,773,000港元)。

4 將物業撇減至可變現價值淨額

		經重列
	二〇〇三年	二〇〇二年
	千港元	千港元
將有待發展／發展中物業撇減至可變現價值淨額	**5,805**	529,000
將持有作出售之物業撇減至可變現價值淨額	**—**	13,160
	5,805	542,160

2 營業額、收益及分類資料（續）

主要分部報告－業務分部資料

	收費公路業務		房地產		造紙		（已終止經營）水泥		其他業務		本集團	
	二〇〇三年 千港元	經重列 二〇〇二年 千港元	二〇〇三年 千港元	經重列 二〇〇二年 千港元	二〇〇三年 千港元	二〇〇二年 千港元	二〇〇三年 千港元	二〇〇二年 千港元	二〇〇三年 千港元	二〇〇二年 千港元	二〇〇三年 千港元	經重列 二〇〇二年 千港元
營業額	405,567	355,638	2,453,465	797,298	1,006,263	1,141,688	–	916,020	36,508	14,829	3,901,803	3,225,473
分部業績	185,289	165,778	429,169	(25,606)	90,293	111,316	–	122,810	2,219	(13,327)	706,970	360,971
利息收入											8,450	13,763
未分配經營成本											(153,864)	(59,808)
物業撥減、減值撥備及重估盈餘／(虧絀)	–	(33,462)	160,035	(802,650)	–	(35,694)	–	–	–	(19,930)	160,035	(891,736)
理財成本											(224,733)	(185,986)
分佔下列公司的盈利減虧損：												
共同控制實體	(20,419)	(35,482)	(29,274)	(115)	–	–	–	9,888	–	–	(49,693)	(25,709)
聯營公司	181,607	153,904	160	(47,971)	–	–	–	–	–	(5,774)	181,767	100,159
共同控制實體權益減值撥備	–	–	–	–	–	(111,655)	–	–	–	–	–	(111,655)
除稅前盈利／(虧損)											628,932	(800,001)
稅項											(114,599)	2,316
除稅後盈利／(虧損)											514,333	(797,685)
少數股東權益											(213,680)	(162,545)
股東應佔盈利／(虧損)											300,653	(960,230)
分部資產	2,335,043	2,392,295	17,912,695	18,874,853	1,716,186	1,654,080	–	–	149,950	34,875	22,113,874	22,956,103
於共同控制實體之權益	330,621	357,355	373,423	380,484	–	59,346	–	–	–	–	704,044	797,185
於聯營公司之權益	1,671,076	1,666,506	(11,508)	(3,744)	–	–	–	–	–	–	1,659,568	1,662,762
未分配資產											1,120,871	1,268,965
總資產											25,598,357	26,685,015
分部負債	172,005	128,839	4,155,433	4,873,330	245,410	263,396	–	–	90,356	58	4,663,204	5,265,623
未分配負債											10,187,485	10,901,994
總負債											14,850,689	16,167,617
資本性開支	20,705	21,525	98,949	7,235	107,704	75,613	–	46,702	2,456	814	229,814	151,889
折舊及攤銷	111,113	104,414	(33,065)	(6,269)	102,958	132,947	–	69,235	3,274	4,611	184,280	304,938

2 營業額、收益及分類資料(續)

主要分部報告－業務分部資料

本集團主要在香港及中國內地(「中國」)經營業務，並分為四項主要業務：

- 房地產－發展、出售及管理物業及持有投資物業
- 收費公路業務－發展、經營及管理收費公路及橋樑
- 造紙－製造及出售新聞紙及瓦楞紙
- 水泥－製造及出售水泥及預拌混凝土(已終止經營)

本集團其他業務主要包括投資控股、超級市場業務及高科技業務(已終止經營)，兩者的規模皆不足以作獨立項目報告。

各項業務之間並無重大銷售。

從屬分部報告形式－地區分部資料

本集團的四項業務範疇主要在香港及中國管理：

香港－房地產及水泥(已終止經營)
中國－收費公路業務、房地產、紙張及水泥(已終止經營)
其他－房地產

地區分部之間並無重大銷售。

2 營業額、收益及分類資料

本集團主要從事發展、經營及管理收費公路及橋樑；發展、出售及管理物業及持有投資物業及製造及買賣新聞紙及瓦楞紙業務。年內已確認的收益如下：

	二〇〇三年 千港元	二〇〇二年 千港元
營業額		
來自收費公路業務的路費收入淨額	405,567	355,638
物業管理費收入	70,760	9,945
租金收入		
－物業	319,066	99,713
－停車位	58,908	53,230
銷售收入		
－出售物業	1,955,105	636,514
－新聞紙及瓦楞紙銷售	1,006,263	1,141,688
－水泥及預拌混凝土銷售	—	916,020
－其他	86,134	12,725
	3,901,803	3,225,473
其他收益		
利息收入	8,450	13,763
股息收入	3,483	4,513
物業銷售及租賃的代理費收入	19,616	834
	31,549	19,110
總收益	3,933,352	3,244,583

1 主要會計政策(續)

(r) 借貸成本

凡直接與購置、興建或生產某項資產(該資產必須經過頗長時間籌備以作預定用途或出售)有關之借貸成本，均資本化為資產之部分成本。

所有其他借貸成本均於發生年度內在損益賬支銷。

(s) 分部報告

按照本集團之內部財務報告，本集團已決定將業務分部資料作為主要分部報告，而地區分佈資料則作為從屬形式呈列。

未分配成本指集團整體性開支。分部資產主要包括無形資產、固定資產、存貨、有待發展／發展中物業、持有作出售物業、物業發展項目、應收款，以及於共同控制實體及聯營公司之權益。分部負債指經營負債，並且不包括例如税項及若干集團整體性之借款等項目。資本性開支包括收費公路及橋樑(附註13)權益及固定資產添置(附註15)，當中包括因收購附屬公司而添置之資產(附註33(b))。

至於地區分部報告，銷售額乃按照客戶所在國家計算。總資產及資本性開支按資產所在地計算。

1 主要會計政策(續)

(q) 收入及盈利之確認

(i) 出售持有作出售物業所得之收入，於簽立受法律約束之銷售合約時確認入賬。

(ii) 於落成前出售有待發展／發展中物業所得之收入，於簽立受法律約束之銷售合時確認入賬。

當有待發展／發展中作出售之物業於落成前已預先售出，而對該物業發展項目之結果亦可合理肯定，則估計盈利之總額將按整段建築期間內攤分，以反映該項發展之進度。盈利將每年按完成時之估計盈利總額之比率而計算，而所採用之比率乃於結算日所產生之建築成本與落成前之估計建築成本總額之比率，惟以已收取之分期付款之款項為限，並須就或有費用作出適當準備。

倘買方於落成時未能支付購買價之餘額，而本集團行使轉售物業之權利，則落成前已收取之銷售訂金將予沒收並列入經營盈利，任何已確認之盈利會按上述之政策予以撥回。

(iii) 經營租賃之租金收入按直線法基準確認。

(iv) 物業管理收入在提供服務之年度確認。

(v) 銷貨收益在擁有權之風險及回報轉移時確認，通常亦即為貨品付運予客戶及所有權轉讓時。

(vi) 扣除收益稅之路費收入乃在收訖時予以確認。

(vii) 利息收入依據未償還本金額及適用利率按時間比例確認。

(viii) 股息收入在收取股息之權利確定時確認。

(ix) 物業經紀的代理費收入於有關協議成為無條件或不可撤回時確認。

1 主要會計政策(續)

(n) 遞延稅項(續)

遞延稅項之會計政策變動,致使二○○二年及二○○三年一月一日之年初保留溢利分別減少333,974,000港元及293,720,000港元。截至二○○二年十二月三十一日止年度之虧損減少35,050,000港元。

(o) 僱員福利

(i) 僱員應享假期

僱員在年假和長期服務休假之權利在僱員應享有時確認。根據截至結算日止僱員已提供之服務而估計之年假及長期服務休假之負債已作出撥備。

僱員之病假及產假或陪妻分娩假不作確認,直至僱員正式休假為止。

(ii) 退休金責任

本集團向界定供款退休計劃作出之供款在發生時作為費用支銷,而員工在全數取得既得之利益前退出計劃而被沒收之僱主供款將會用作扣減此供款。退休計劃之資產與集團之資產分開持有,由獨立管理基金保管。

(iii) 醫療福利

本集團向界定供款醫療福利計劃作出之供款在發生時作為費用支銷。

(p) 政府補貼

當能夠合理地保證本集團會符合附帶條件以及補貼將可收取時,政府補貼確認入賬。

與收入有關之補貼遞延及按擬補償之成本配合所需期間在損益賬中記賬。

與購買固定資產有關之政府補貼列作非流動負債下之遞延收入,並按有關資產之預期可用年期以直線法撥入損益賬。

往年度,本集團將與購買固定資產有關之政府補貼在收取時記入損益賬。採納會計實務準則第35號構成會計政策之改變並已追溯應用。採納會計實務準則第35號對本集團過往會計期間之業務並無造成重大影響。

1 主要會計政策(續)

(j) 存貨

存貨包括製成品及在製品，按成本值與可變現淨值二者之較低者入賬 。成本值以加權平均法計算，並包括原材料、直接人工及所有生產經常開支之應佔部份。可變現淨值乃按預計銷售所得款項扣除估計營銷費用計算。

(k) 應收賬款

凡被視為呆賬之應收賬款，均提撥準備。在資產負債表內列賬之應收賬款已扣除有關之準備金。

(l) 現金及現金等價物

現金及現金等價物按成本在資產負債表內列賬。在現金流量表中，現金及現金等價物包括庫存現金、銀行通知存款及銀行透支。

(m) 或然負債

或然負債指因已發生的事件而可能引起之責任，此等責任需就某一宗或多宗事件會否發生才能確認，而集團並不能完全控制這些未來事件會否實現。或然負債亦可能是因已發生的事件引致之現有責任，但由於可能不需要消耗經濟資源，或責任金額未能可靠地衡量而未有入賬。

或然負債不會被確認，但會在賬目附註中披露。假若消耗資源之可能性改變導致可能出現資源消耗，此等負債將被確立為撥備。

(n) 遞延税項

遞延税項採用負債法就資產負債之税基與它們在財務報表之賬面值兩者之短暫時差作全數撥備。主要臨時性差額因固定資產折舊、若干非流動資產及投資之重估、退休金及其他退休後福利之撥備及税項虧損結轉而產生，而就收購而言，則於所收購之資產淨值之公平值與其税基兩者之間之差額而產生。遞延税項採用在結算日前已頒佈或實質頒佈之税率釐定。

遞延税項資產乃就有可能將未來應課税溢利與可動用之短暫時差抵銷而確認。

遞延税項乃就附屬公司、聯營公司及合營企業之短暫時差而撥備，但假若可以控制時差之撥回，並有可能在可預見未來不會撥回則除外。

往年度，遞延税項乃因應就課税而計算之盈利與賬目所示之盈利二者間之時差，根據預期於可預見將來支付或可收回之負債及資產而按現行税率計算。採納經修訂之會計準則第12號構成會計政策之變動並已追溯應用，故比較數字已重列以符合經修訂之政策。

1 主要會計政策（續）

(f) 無形資產（續）

(ii) 研究及發展成本

研究成本在發生時作為費用支銷。當能夠證明開發中產品技術之可行性及有意完成該產品，而亦有資源協助、成本可予識別，及有能力出售或使用該資產而能賺取盈利，則將新產品或改良產品之設計及測試之開發所涉及之成本確認為無形資產，並以直線法按不超過五年之期間攤銷，以反映將相關經濟效益確認之模式。不符合上述條件之發展成本在發生時作為費用支銷。已入賬為支出之開發成本不會在往後期間確認為資產。

(iii) 無形資產減值

如有跡象顯示出現減值，則無形資產之賬面值，包括之前已在儲備記賬之商譽，均需評估及即時撇減至可收回價值。

(g) 投資證券及其他投資

持有作長期項目之其他投資，乃按成本值減累積減值虧損後列賬。個別投資項目之賬面值於每個結算日審閱，以評估公平值是否已下降至低於賬面值。當非暫時性之下降出現，該項投資之賬面值將減至其公平值。減值虧損於損益賬中確認為開支。當不再存在導致撇減或撇銷之情況及事件，及有足夠證據顯示在可預見未來將出現新情況及事件，此項減值虧損會撥回盈利或虧損。

倘本集團於有關合營期終止時放棄投資之權利與權益，投資之攤銷乃按其合營年期以直線法撇銷其成本計算。其他投資之業績乃按已收取及應收取之股息基準列賬。

(h) 有待發展／發展中物業

有待發展／發展中物業按成本列賬，其中包括土地之成本、發展及建築開支（經扣除附帶租金收入）、撥作資本之借貸成本及發展應佔之其他直接成本，加上計至當日按附註1(q)(ii)所載基準確認之應佔盈利，減可預見虧損之撥備及已收之分期付款銷售額。

(i) 持有作出售用途之物業

持有作出售用途之物業按成本及可變現淨值兩者中之較低者列賬。成本包括土地成本、發展及建築費用、撥作資本之借貸成本及其他附帶費用。可變現淨值乃物業可變現之估計價格減有關費用。

1 主要會計政策(續)

(f) 無形資產

(i) 商譽／負商譽

商譽指收購成本超出於收購日集團應佔所收購附屬公司／聯營公司／共同控制實體之淨資產之數額。收購從事收費公路或橋樑之附屬公司／聯營公司／共同控制實體之收購商譽，以直線法於不超過二十年期間攤銷。倘有跡象顯示減值存在，將會評估商譽之賬面值，並即時將其撇減為可收回金額。

負商譽指本集團應佔所購淨資產之公平值超出收購成本之數額，於資產負債表內之分類方式與商譽一樣。

涉及本集團收購計劃內已識別之預期未來虧損及開支並能可靠地量度之負商譽，於未來虧損及開支可予確認時在損益賬確認，惟此等負商譽不代表收購日之可予識別負債。

不涉及可識別之預期未來虧損及開支並能可靠地量度之商譽，收購從事收費公路或橋樑之附屬公司／聯營公司／共同控制實體之收購負商譽，以直線法於不超過二十年期間攤銷，而就收購從事物業投資之附屬公司／聯營公司／共同控制實體產生之負商譽而言，以不超過購入非貨幣性資產之公平值為限，並按下列基礎攤銷：

- 發展中及持有作出售之物業－按已售物業之實際面積與可供銷售之實用面積總數之比率計算攤銷。

- 投資物業－採用直線法按最長達二十年之方式計算攤銷。

超出該等非貨幣性資產公平值之負商譽會即時在損益賬中確認。

先前，收購從事收費公路或橋樑之附屬公司／聯營公司／共同控制實體所產生之收購商譽／負商譽，於集團獲授經營有關公路或橋樑之經營期內，以償債基金計算法基準作出攤銷。於截至二○○三年十二月三十一日止年度就商譽／負商譽採納直線法構成會計政策之變動，並已追溯應用，故比較數字已重列以符合經修訂之政策。

商譽攤銷會計政策之變動，致使二○○二年及二○○三年一月一日之年初保留盈利分別減少463,000港元及1,047,000港元。截至二○○二年十二月三十一日止年度之虧損則增加584,000港元。

在二○○一年一月一日之前產生之收購商譽／負商譽，已與儲備抵銷。商譽所產生之任何減值，均記入損益賬。

出售某實體之損益，包括與所出售實體有關商譽之未攤銷結餘，或倘若於二○○一年一月一日前進行收購，則包括已於儲備中撇銷但從未於損益表內變現之有關商譽。

1 主要會計政策(續)

(d) 租賃資產

(i) 融資租賃

融資租賃是指將擁有資產之風險及回報實質上轉讓予集團之租賃。融資租賃之資產在開始時按租賃資產之公平值或最低租賃付款之現值，以較低者入賬。每期租金均分攤為資本性支出及財務費用，以達到資本結欠額之常數比率。相應租賃承擔在扣除財務費用後計入非流動負債內。財務費用於租約期內在損益表中支銷。

以融資租賃持有之資產按資產之估計可用年限或租約期 (以較短者為準)計算折舊。

(ii) 經營租賃

經營租賃是指擁有資產之風險及回報實質上由出租公司保留之租賃。租賃款額在扣除自出租公司收取之任何獎勵金後，於租賃期內以直線法在損益表中支銷。

(e) 收費公路及橋樑之權益

收費公路及橋樑之權益包括有形基本建設及無形經營權。有形基本建設之折舊乃根據合營期間內於指定期間之車流量除以預測總流量為基準，按單位使用基準撇銷彼等之成本計算。集團會定期審閱於合營期間各有形基本建設之預測總流量及(如適用)考慮所取得之獨立專業交通調查。倘出現重大變動，則會作出適當調整。有形經營權之攤銷乃根據持有經營權之期間按直線法除以20-30年計算撥備。

先前，收費公路及橋樑之權益乃按償債基金計算方法攤銷。於截至二○○三年十二月三十一日止年度分別採納單位使用基準折舊有形建本建設及以直線法攤銷無形經營權乃由於會計政策之變動，並已追溯應用，故比較數字已呈列以符合經修訂之政策。

採納現時之政策可更適當根據行業慣例反映集團之表現。攤銷收費公路及橋樑之權益之會計政策之變動。致使二○○二年及二○○三年一月一日之年初保留溢利分別減少6,076,000港元及11,731,000港元。截至二○○二年十二月三十一日止年度之虧損則增加5,655,000港元。

於各結算日，收費公路及橋樑均透過內部及外界所獲得之資訊，評核有權益有否耗蝕。如有跡象顯示出現耗蝕，則估算其可收回價值，及在合適情況下確認減值虧損以將資產減值至其可收回金額。有關減值虧損乃於損益賬中確認。

1 主要會計政策(續)

(c) 固定資產(續)

(iv) 其他固定資產

其他固定資產，包括廠房及機器及工具、租賃物業裝修、傢俬、裝置及辦公室設備及汽車，以成本值減累積折舊及累積減值虧損列賬。

其他固定資產以直線法於其估計可用年限內將其成本值減累積減值虧損折舊。主要之折舊年率如下：

廠房及機器及工具	5%至33%
租賃物業裝修、傢俬、裝置及辦公室設備	20%
汽車	20%至33%

機器零件按維修期折舊。將機器零件重修至其正常運作狀態使整體資產可繼續使用之重大支出均資本化，並按零件下次維修期限折舊。

資產改良支出均資本化，並按其對本集團之預計可用年期折舊。

(v) 減值與出售固定資產之收益或虧損

在每年結算日，固定資產項內之資產皆透過集團內部及外界所獲得的資訊，評核該等資產有否耗蝕。如有跡象顯示該等資產出現耗蝕，則估算其可收回價值，及在合適情況下將減值虧損入賬以將資產減至其可收回價值。此等減值虧損在損益表入賬，但假若某資產乃按估值列賬，而減值虧損不超過該資產之重估盈餘，此等虧損則當作重估減值。

除出售投資物業之收益或虧損外，出售固定資產之收益或虧損將列算於損益表內。出售固定資產之收益或虧損乃出售所得收入淨額與資產賬面值之差額。任何屬於被出售之資產之重估儲備結餘均轉撥至保留盈餘，並列作儲備變動。

1 主要會計政策(續)

(c) 固定資產

(i) 投資物業

投資物業乃在土地及樓宇中所佔之權益，而該等土地及樓宇之建築工程及發展經已完成，因其具有投資價值而持有，任何租金收入均按公平原則磋商。

持有之投資物業，若其租約尚餘年期超過20年，皆由獨立估值師每年估值一次。估值是以個別物業之公開市值為計算基準，而土地及樓宇並不分開估值。估值會用於年度賬目內。重估之增值撥入投資物業重估儲備，減值則首先以整個組合為基礎與先前之增值對銷，然後從經營盈利中扣除。其後任何增值將撥入經營盈利，惟最高以先前扣減之金額為限。

租約尚餘20年或以下年期之投資物業均按租約尚餘年期折舊。

在出售投資物業時，重估儲備中與先前估值有關之已變現部分，將從投資物業重估儲備轉撥至損益表。

(ii) 其他物業

其他物業為投資物業以外之土地及樓宇權益，並按成本值減累積折舊及累積減值虧損後列賬。租約土地及樓宇乃按租約尚餘年期或其對本集團之預計可使用年期(以較短者為準)計算折舊，以撇銷其成本值減累積減值虧損之數額。就此而採用之主要年率如下：

租賃土地	2至3%
樓宇	2至4%

(iii) 在建之生產設施

在建之生產設施乃按成本列賬，其中包括建造成本、購入廠房與待安裝之機械之成本，及用於工程融資貸款之利息支出。

除非已完成及已作商業用途，否則在建之生產設施不會作折舊撥備。

1 主要會計政策(續)

(b) 集團會計(續)

(i) 綜合賬目(續)

少數股東權益指外界股東在附屬公司之經營業績及資產淨值中擁有之權益。

在本公司之資產負債表內，附屬公司之投資以成本值扣除減值虧損準備入賬。本公司將附屬公司之業績按已收及應收股息入賬。

(ii) 共同控制實體

共同控制實體指集團與其他人士以合約協議方式共同進行經濟活動，該活動受雙方共同控制，任何一方均沒有單方面之控制權。

綜合損益表包括集團應佔共同控制實體本年度業績，而綜合資產負債表則包括集團應佔共同控制實體之資產淨值及收購產生之商譽/負商譽(扣除累計攤銷)。

(iii) 聯營公司

聯營公司為附屬公司以外，集團持有其股權作長期投資，並對其管理具有重大影響力之公司。

綜合損益表包括集團應佔聯營公司之本年度業績，而綜合資產負債表則包括集團應佔聯營公司之資產淨值及收購產生之商譽/負商譽(扣除累計攤銷)。

當聯營公司之投資賬面值已全數撇銷，便不再採用權益會計法，除非集團就該聯營公司已產生承擔或有擔保之承擔。

(iv) 外幣換算

以外幣為本位之交易，均按交易當日之匯率折算。於結算日以外幣顯示之貨幣資產與負債則按結算日之匯率折算。由此產生之匯兑盈虧均計入損益表。

附屬公司、共同控制實體及聯營公司以外幣顯示之資產負債表均按結算日之匯率折算，而損益表則按平均匯率折算。由此產生之匯兑盈虧作為儲備變動入賬。

1 主要會計政策

編製此等賬目所採用之主要會計政策如下：

(a) 編製基準

本賬目乃按照香港普遍採納之會計原則及香港會計師公會頒佈之準則編製。賬目並依據歷史成本常規法編製，惟投資物業乃按公平值列賬。

於本年度，本集團採納由香港會計師公會發出分別由二○○二年七月一日及二○○三年一月一日或之後起生效的會計實務準則第35號「政府補助及披露政府資助」及會計實務準則第12號(經修訂)「所得税」。本集團亦已更改於收費公路及橋樑(附註1(e))之權益及收購從事收費公路及橋樑(附註1(f)(i))之附屬公司／聯營公司／共同控股實體之收購商譽之攤銷／折舊政策。

本集團會計政策的變動及採納此等新政策的影響如下：

	負商譽 (附註14) 千港元	少數股東權益 千港元	保留盈利 千港元
於二○○三年一月一日，如之前所呈報	(3,823,375)	4,064,961	602,882
會計政策變動的影響			
一 攤銷	—	(30,207)	(12,778)
一 遞延税項	3,148,419	(227,403)	(293,720)
	3,148,419	(257,610)	(306,498)
於二○○三年一月一日，經重列	(674,956)	3,807,351	296,384

(b) 集團會計

(i) 綜合賬目

綜合賬目包括本公司及各附屬公司截至十二月三十一日止之賬目。

附屬公司指集團控制董事會之組成、超過半數投票權或持有過半數發行股本之公司。

在年內購入或售出之附屬公司，其業績由收購生效日起計或計至出售生效日止列入綜合損益表內。

所有集團內公司間之重大交易及結餘已於綜合賬目時對銷。

出售附屬公司之收益或虧損指出售所得之收入與集團應佔該公司資產淨值之差額，連同任何未攤銷商譽／負商譽之前並未在綜合損益表內支銷或入賬但已在儲備記賬之商譽/負商譽。

綜合權益變動表

截至二〇〇三年十二月三十一日止年度

	附註	二〇〇三年 千港元	經重列 二〇〇二年 千港元
於一月一日之權益總額，如前呈報		**7,016,545**	6,530,538
會計政策變動之影響	28	**(306,498)**	(340,513)
於一月一日之權益總額，重列		**6,710,047**	6,190,025
換算海外附屬公司、聯營公司及共同控制實體賬目產生之滙兑差額	28	**3,748**	(1,655)
出售有待發展／發展中物業及持有作出售之物業時解除之儲備	28	**(66,070)**	(5,271)
出售／被視作出售附屬公司及聯營公司時解除之儲備	28	**(547)**	516,648
未於損益賬確認之(虧損)／收益淨額		**(62,869)**	509,722
股東應佔盈利／(虧損)	28	**300,653**	(960,230)
已付股息		**(49,502)**	—
發行股份扣除發行費用	26及28	**71,031**	970,530
於十二月三十一日之權益總額		**6,969,360**	6,710,047

綜合現金流量表

截至二○○三年十二月三十一日止年度

	附註	二○○三年 千港元	經重列 二○○二年 千港元
理財活動	33(d)		
發行普通股		**43,725**	993
附屬公司少數股東之出資額		**6,037**	—
提供墊款／(還款)予聯營公司及共同控制實體		**2,399**	(8,694)
新借銀行貸款		**2,252,575**	3,528,764
償還銀行貸款		**(3,005,352)**	(1,887,298)
增添其他貸款		**183,093**	15,430
償還其他貸款		**(66,304)**	(309,946)
已付股息		**(49,502)**	—
已付附屬公司少數股東股息		**(129,377)**	(106,879)
理財項目產生之現金(流出)／流入淨額		**(762,706)**	1,232,370
現金及現金等價物之減少		**(9,527)**	(343,127)
年初之現金及現金等價物		**1,045,335**	1,388,462
年終之現金及現金等價物		**1,035,808**	1,045,335
現金及現金等價物結餘分析			
銀行結餘及現金		**1,075,294**	1,077,499
銀行透支		**(39,486)**	(32,164)
		1,035,808	1,045,335

綜合現金流量表

截至二〇〇三年十二月三十一日止年度

	附註	二〇〇三年 千港元	經重列 二〇〇二年 千港元
經營業務產生之現金流入淨額	33(a)	**991,747**	765,337
收取利息		**8,450**	13,763
支付利息		**(242,055)**	(198,547)
支付香港利得稅		**(2,059)**	(3,160)
支付中國稅項		**(108,110)**	(77,177)
經營業務所得之現金流入淨額		**647,973**	500,216
投資業務			
收取共同控制實體及聯營公司之股息		**125,012**	94,447
收取其他投資之股息		**3,483**	4,513
收費公路及橋樑之投資		**(11,223)**	(20,265)
購買固定資產		**(200,906)**	(131,624)
出售固定資產		**7,036**	2,108
收購附屬公司	33(b)	**16,683**	(1,578,499)
出售附屬公司之若干權益	33(c)	**8,639**	—
出售附屬公司		**—**	(122,643)
增持附屬公司之權益		**—**	(142,296)
發行附屬公司股份		**56,818**	4,703
聯營公司之投資		**—**	(304,518)
出售／部份出售共同控制實體		**59,346**	15,156
購買其他投資		**—**	(14,279)
其他投資之投資回報		**28,909**	42,132
聯營公司及共同控制實體還款／(提供之墊款)		**11,409**	(101,893)
抵押存款之減少		**—**	177,245
投資業務之現金流入／(流出)淨額		**105,206**	(2,075,713)

資產負債表

二〇〇三年十二月三十一日

	附註	二〇〇三年 千港元	二〇〇二年 千港元
固定資產	15	**20,574**	21,704
於附屬公司之投資	16	**9,496,292**	9,766,938
流動資產			
應收賬款、預付款項及按金	23	**42,733**	44,160
銀行結餘及現金	24	**190,394**	225,364
		233,127	269,524
流動負債			
應付賬款及應計費用	25	**42,495**	30,332
銀行貸款－已抵押	38	**120,000**	—
銀行透支－無抵押		**9,993**	—
長期負債一年內應償還額	30	**367,452**	628,000
其他長期負債一年內應償還額	31	**14**	200,927
		539,954	859,259
流動負債淨額		**(306,827)**	(589,735)
總資產減流動負債		**9,210,039**	9,198,907
資金來源：			
股本	26	**624,872**	611,810
儲備	28	**6,035,086**	5,964,449
股東權益		**6,659,958**	6,576,259
長期銀行負債	30	**2,204,231**	2,557,000
其他長期負債	31	**345,850**	65,648
		9,210,039	9,198,907

代表董事會

陳光松
董事

梁凝光
董事

綜合資產負債表

二〇〇三年十二月三十一日

	附註	二〇〇三年 千港元	經重列 二〇〇二年 千港元
資金來源：			
股本	26	**624,872**	611,810
儲備	28	**6,344,488**	6,098,237
股東權益		**6,969,360**	6,710,047
少數股東權益	29	**3,778,308**	3,807,351
非流動負債			
長期銀行負債	30	**3,642,450**	3,546,649
其他長期負債	31	**549,041**	256,493
遞延稅項負債	32	**3,650,536**	3,718,015
		18,589,695	18,038,555

代表董事會

陳光松
董事

梁凝光
董事

綜合資產負債表

二〇〇三年十二月三十一日

	附註	二〇〇三年 千港元	經重列 二〇〇二年 千港元
於收費公路及橋樑之權益	13	**2,099,647**	2,176,177
其他無形資產	14	**(535,253)**	(629,952)
固定資產	15	**6,251,082**	5,075,206
遞延税項資產	32	**39,061**	33,844
於共同控制實體之權益	17	**704,044**	797,185
於聯營公司之權益	18	**1,659,568**	1,662,762
其他投資	19	**259,851**	288,417
		2,623,463	2,748,364
流動資產			
有待發展／發展中物業	20	**10,244,614**	11,175,160
持有作出售之物業	20	**2,455,354**	3,823,618
存貨	21	**220,127**	169,751
有關連公司欠款	22	**3,678**	44,355
應收賬款、預付款項及按金	23	**1,121,290**	990,993
銀行結餘及現金	24	**1,075,294**	1,077,499
		15,120,357	17,281,376
流動負債			
應付賬款及應計費用	25	**4,351,238**	5,026,648
應付附屬公司少數股東之款項	22	**179,135**	104,739
銀行貸款			
一 有抵押	38	**838,692**	1,336,449
一 無抵押		**681,797**	694,392
銀行透支一無抵押		**39,486**	32,164
長期負債一年內應償還額	30	**875,394**	1,185,583
其他長期負債一年內應償還額	31	**14**	200,927
應付税項		**42,906**	65,558
		7,008,662	8,646,460
流動資產淨值		**8,111,695**	8,634,916
總資產減流動負債		**18,589,695**	18,038,555

綜合損益表

截至二ＯＯ三年十二月三十一日止年度

	附註	二ＯＯ三年 千港元	經重列 二ＯＯ二年 千港元
營業額	2	**3,901,803**	3,225,473
銷售成本		**(2,735,667)**	(2,251,555)
毛利		**1,166,136**	973,918
其他收益	2	**31,549**	19,110
銷售及分銷開支		**(127,154)**	(148,420)
一般及行政開支		**(414,033)**	(521,909)
被視作出售附屬公司若干權益的虧損	3	**(94,942)**	(7,773)
未計物業撇減、減值撥備及重估盈餘／(虧絀)前經營盈利		**561,556**	314,926
物業撇減至可變現淨值	4	**(5,805)**	(542,160)
就以下項目進行減值撥備			
一固定資產		**—**	(52,974)
一其他投資		**—**	(56,052)
投資物業的重估盈餘／(虧絀)		**165,840**	(240,550)
經營盈利／(虧損)	5	**721,591**	(576,810)
理財成本	6	**(224,733)**	(185,986)
應佔以下公司盈利減虧損			
一共同控制實體		**(49,693)**	(25,709)
一聯營公司		**181,767**	100,159
就共同控制實體權益的減值撥備		**—**	(111,655)
除税前盈利／(虧損)		**628,932**	(800,001)
税項	7	**(114,599)**	2,316
除税後盈利／(虧損)		**514,333**	(797,685)
少數股東權益		**(213,680)**	(162,545)
股東應佔盈利／(虧損)	8	**300,653**	(960,230)
股息	9	**117,540**	—
每股盈利／(虧損)	10		
基本		**4.89仙**	(23.90仙)
全面攤薄		**4.83仙**	不適用

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓

核數師報告
致越秀投資有限公司
（於香港註冊成立之有限公司）
全體股東

本核數師已完成審核第31至第98頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

香港公司條例規定董事須編製真實兼公平之賬目。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目出具獨立意見，並按照香港公司條例第141條僅向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合　貴公司與　貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示　貴公司與　貴集團於二○○三年十二月三十一日結算時之財務狀況，及　貴集團截至該日止年度之盈利及現金流量，並按照香港公司條例之披露規定妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二○○四年四月十五日

審核委員會

根據上市規則，審核委員會(「審核委員會」)已告成立，成員包括兩名獨立非執行董事余立發先生及李家麟先生。

經參考香港會計師公會頒佈之「成立審核委員會指引」後，本公司之董事會已編製並採納有關審核委員會權力及職責的職權範圍書。審核委員會之主要工作包括審查及監管本集團之財務滙報程序及內部監控運作。

上市規則第19項應用指引

茲提述二○○一年九月五日簽訂之25,000,000美元定期貸款協議(「二○○一年貸款協議」)(將於二○○四年九月到期)、二○○二年九月二十三日簽訂之2,630,000,000港元貸款協議(將於二○○七年十二月到期)、二○○三年六月十六日簽訂之100,000,000港元貸款協議(將於二○○五年十二月到期)及二○○三年六月二十三日簽訂之300,000,000港元貸款協議(將於二○○八年六月到期)。根據上述各項協議之條款，一旦越秀企業直接或間接持有本公司已發行股本之權益低於40%(就二○○一年貸款協議而言)或30%(就其他三項貸款協議而言)時，將視作違約。此責任規定已獲履行。

核數師

賬目已經由羅兵咸永道會計師事務所審核。該核數師任滿告退，惟願再度受聘。

董事會代表
董事長
區秉昌

香港，二○○四年四月十五日

獨立非執行董事之袍金

截至二〇〇三年十二月三十一日止年度，兩位本公司之獨立非執行董事均收取董事袍金38,000港元。

管理合約

於年內，本公司概無訂立與本公司整體或任何主要部份業務有關之管理及行政合約或有此類合約存在。

主要客戶及供應商

由於本集團之五大客戶及供應商之銷售及採購總百分比所佔本集團總銷售及採購額均分別少於30%，故並無就主要客戶及供應商作進一步之披露。

退休金計劃安排

本集團為香港僱員設立一項退休金計劃。該計劃乃是定額供款計劃，並由獨立信託人管理。就每一位參與僱員而言，該僱員及本集團分別向該計劃提供僱員基本薪金5%及5%至15%之供款。於年內及於二〇〇三年十二月三十一日，概無任何重大沒收有權全數獲得供款前離開該計劃之僱員之供款。

本集團亦為香港僱員參與強制性公積金計劃(「強積金計劃」)。根據香港強制性公積金計劃條例所界定，本集團的強積金計劃的供款為參與僱員有關收入的5%，對每名僱員每月最高的供款額為1,000港元。如僱員的有關收入每月超過5,000港元，則僱員亦可於強積金計劃作出相應供款。只要僱員繳付供款，則強積金供款將全數及即時歸僱員所有，並計作應計收益。

本公司於中國內地(「中國」)經營業務之若干附屬公司，須參加由廣州市人民政府設立之定額供款退休計劃。所有中國員工於彼等之退休日期，有權收取相當於彼等最後一個月基本薪金金額之固定比例作為退休金，惟由當地合夥人廣州市公路開發公司(「公路開發公司」)僱用之五間中國附屬公司之大部份員工除外。該等員工乃根據此等附屬公司與公路開發公司簽訂之定價服務協議(「服務協議」)而聘用。根據服務協議(詳情於賬目附註39(b)披露)，公路開發公司承諾全權負責向由公路開發公司聘用為履行服務協議所定職務之員工及職工，支付根據中國有關法律及法規規定支付之薪金及一切法定福利、保險及公益金。其他附屬公司須按其僱員基本薪金16%至24%之比率，向該退休計劃供款。

本集團供款已自其損益表中扣除，而年內本集團支付之費用為12,149,000港元。

遵守上市規則最佳應用守則

董事會認為，除有關本公司非執行董事的任期並無特定外，截至二〇〇三年十二月三十一日止年度全年，本公司均遵守上市規則附錄十四最佳應用守則。本公司獨立非執行董事須依據本公司之公司組織章程之規定，於本公司股東週年大會上輪席告退。董事會認為此規定與最佳應用守則的宗旨相符。

(ii) 越秀交通

根據於一九九七年一月三日獲越秀交通股東通過的一項購股權計劃(「越秀交通計劃」),越秀交通董事會(「越秀交通董事會」)可酌情授予越秀交通或其任何附屬公司之董事及僱員購股權認購越秀交通之普通股。越秀交通計劃可作為越秀交通及其附屬公司給予僱員及行政人員的獎勵。行使價由越秀交通董事會釐訂,相等於下列兩項中較高者:(a)股份之面值;及(b)不低於緊接提供購股權日期前五個營業日股份在聯交所每日報價表上之平均收市價的80%。每次授出購股權之現金代價為10港元,而行使價將於行使購股權時悉數支付。

越秀交通股東於二○○二年六月二十五日通過有關終止越秀交通計劃及採納新購股權計劃(「二○○二年越秀交通計劃」)的決議案。於終止越秀交通計劃後,越秀交通不會就此進一步授出購股權,但於終止越秀交通計劃前授出的所有未行使購股權繼續生效,並可根據越秀交通計劃予以行使,而僅有使尚未行使購股權生效所需的該等越秀交通計劃條文會就此目的繼續有效。二○○二年越秀交通計劃符合上市規則第17章的修訂。

根據與二○○二年購股權計劃的條款及條件相同的二○○二年越秀交通計劃,越秀交通董事會可授予本公司、越秀企業、越秀交通或任何彼等附屬公司的僱員、高級職員、董事、代理人、顧問或代表購股權認購越秀交通股份。

期內根據越秀交通計劃授予本集團僱員(本公司董事除外,詳情已於第23頁披露)的購股權之變動情況如下:

購股權數目							
於二○○三年一月一日尚未行使	年內失效	年內行使	於二○○三年十二月三十一日尚未行使	每股行使價 港元	授出日期	行使期 (c)	加權平均收市價 (d) 港元
21,900,000	21,900,000	—	—	2.4080	06/08/1997	06/08/1998 - 05/08/2003	不適用
23,418,000	—	23,418,000	—	0.7632	04/09/1998	04/09/1999 - 03/09/2004	1.971
19,346,000	—	19,346,000	—	0.9984	22/12/1999	22/12/2000 - 21/12/2005	1.345
10,538,000	—	9,008,000	1,530,000	0.7520	07/04/2000	07/04/2001 - 06/04/2006	1.610

附註:

(a) 年內並無購股權授出或註銷。

(b) 所有購股權分三階段行使。

(c) 倘購股權行使期之最後一日並非營業日,購股權行使期須於該日前一個營業日屆滿。

(d) 越秀交通股份在緊接購股權行使日期前一天的每股加權平均收市價。

年內根據本公司購股權計劃授予本集團僱員(本公司董事除外，詳情已於第22頁披露)的購股權之變動情況如下：

購股權數目							
於二〇〇三年一月一日尚未行使	年內授予	年內行使	於二〇〇三年十二月三十一日尚未行使	每股行使價 港元	授出日期	行使期	加權平均收市價(d) 港元
70,000,000	—	18,000,000	52,000,000	0.3936	04/09/1998	04/09/1999 - 03/09/2004 (b)	0.840
46,514,000	—	33,140,000	13,374,000	0.5008	14/12/1999	14/12/2000 - 13/12/2005 (b)	0.732
—	196,250,000	44,100,000	152,150,000	0.4100	02/05/2003	02/05/2003 - 01/05/2013 (c)	0.685
—	12,620,000	—	12,620,000	0.8140	27/10/2003	27/10/2003 - 26/10/2013 (c)	不適用
—	100,632,000	—	100,632,000	0.8460	23/12/2003	23/12/2003 - 22/12/2013 (c)	不適用

附註：

(a) 年內並無購股權註銷或失效。

(b) 授出之購股權分兩階段行使，倘購股權行使期之最後一日並非營業日，購股權行使期須於該日前一個營業日屆滿。

(c) 授出之購股權分三階段行使。

(d) 股份在緊接購股權行使日期前一天的每股加權平均收市價。

股份在緊接購股權授出日期前一天之收市價如下：

授出日期	緊接授出日期前一天之收市價
02/05/2003	0.41港元
02/06/2003	0.53港元
27/10/2003	0.80港元
23/12/2003	0.85港元

董事認為，由於多項重要估值因素未能準確釐定，所以評估於截至二〇〇三年十二月三十一日止年度內授出的購股權的價值並不適當。按多項推測的假設計算來評估購股權的價值將不具意義，及會誤導股東。

購股權

(i) 本公司

根據於一九九八年六月二十三日獲本公司股東通過的購股權計劃(「購股權計劃」)，本公司董事會(「董事會」)可酌情授予本公司或其任何附屬公司之董事及僱員購股權認購本公司之普通股。購股權計劃可作為本集團給予僱員及行政人員的獎勵。行使價由董事會釐訂，相等於下列兩項中較高者：(a)股份之面值；及(b)不低於緊接授出購股權日期前五個營業日股份在聯交所每日報價表所報之平均收市價的80%。每次授出購股權之現金代價為10港元，而行使價將於行使購股權時悉數支付。

本公司股東於二〇〇二年六月二十六日通過有關終止購股權計劃及採納新購股權計劃(「二〇〇二年購股權計劃」)的決議案。於終止購股權計劃後，本公司不會就此進一步授出購股權，但於終止購股權計劃前授出的所有未行使購股權繼續生效，並可根據購股權計劃予以行使，而僅有使尚未行使購股權生效所需的該等購股權計劃條文會就此目的繼續有效。二〇〇二年購股權計劃符合上市規則第17章的修訂。

根據二〇〇二年購股權計劃，董事會可授予越秀企業、本公司或任何彼等附屬公司的僱員、高級職員、董事、代理人、顧問或代表(「參與人士」)購股權認購股份。二〇〇二年購股權計劃旨在獎勵參與人士對本集團作出貢獻，並讓本集團聘請、挽留及鼓勵能幹的僱員及吸納對本集團而言屬寶貴的人力資源。根據二〇〇二年購股權計劃將予授出的購股權而可予發行的最高股份總數為本公司於二〇〇二年六月二十六日已發行股份數目的10%。各參與人士在於緊接建議授出任何購股權日期前十二個月期間內獲授及將獲授的購股權予以行使時的上限為建議授出該等購股權日期已發行股份數目的1%，任何進一步授出超過此限額的購股權須待股東於股東大會上批准後，始可作實。購股權可於購股權期限開始日期行使(購股權期限指董事會於授出購股權時通知的期限，該期限於授出日期或董事會可能決定的較後日期開始，直至該期限的最後一日屆滿止，惟於任何情況下，不能超過由授出日期起計10年)，惟限於(i)直至購股權期限開始日期首週年的期間內，行使最多達有關授出項下所授出購股權的30%；及(ii)直至購股權期限開始日期第二週年的期間內，行使最多達有關授出項下所授出購股權的60%(包括根據(i)項行使的任何購股權)。於購股權期限開始日期第二週年後，該等限制將終止。就身為越秀企業、本公司或任何彼等附屬公司僱員的參與人士而言，上文所述行使購股權的相同限額亦適用，惟上文(i)及(ii)項所指的期間應由(a)該名參與人士持續受僱於越秀企業、本公司或任何彼等附屬公司(視情況而定)作為全職員工一年的完成日期；及(b)購股權期限的開始日期(以較後發生為準)起開始，而當限制終止時的日期應據此作出相應修訂。行使價由董事會釐訂，而且該行使價不得低於下列三者中的最高金額：(a)授出日期股份在聯交所每日報價表所列的收市價；(b)緊接授出日期前五個營業日股份在聯交所每日報價表所列的平均收市價；及(c)股份的面值。每次授出購股權的現金代價為10港元，而行使價將於行使購股權時悉數支付。

主要股東權益

於二○○三年十二月三十一日，根據證券條例第XV部第2及第3分部，下列股東須向本公司披露其擁有本公司之股份或相關股份之權益或淡倉：

名稱	好倉股份	總權益百分率概約
越秀企業(集團)有限公司(「越秀企業」)	3,738,031,248	59.82

附註：本公司於二○○三年十二月三十一日已發行股份的數目為6,248,717,914股。

越秀企業持有3,738,031,248股股份權益之身分包括58,580,184股為實益擁有人，3,679,451,064股藉屬所控制法團的權益。由越秀企業所持有的股份詳列如下：

名稱	好倉股份
越秀企業	3,738,031,248
Excellence Enterprises Co., Ltd.(「Excellence」)	3,679,015,064
Bosworth International Limited(「Bosworth」)	2,784,312,904
Sun Peak Enterprises Ltd.(「Sun Peak」)	565,683,000
Novena Pacific Limited(「Novena」)	565,683,000
Shine Wah Worldwide Limited(「Shine Wah」)	158,049,000
Morrison Pacific Limited(「Morrison」)	158,049,000
Perfect Goal Development Co., Ltd.(「Perfect Goal」)	135,737,000
Greenwood Pacific Limited(「Greenwood」)	135,737,000
Seaport Development Limited(「Seaport」)	35,233,160
Goldstock International Limited(「Goldstock」)	35,233,160
越秀財務有限公司(「越秀財務」)	436,000

附註：

(i) Bosworth持有2,784,312,904股。Bosworth為Excellence全資擁有，而Excellence乃由越秀企業全資擁有。

(ii) Novena持有565,683,000股。Novena為Sun Peak全資擁有，而Sun Peak乃由Excellence全資擁有。

(iii) Morrison持有158,049,000股。Morrison為Shine Wah全資擁有，而Shine Wah乃由Excellence全資擁有。

(iv) Greenwood持有135,737,000股。Greenwood為Perfect Goal全資擁有，而Perfect Goal乃由Excellence全資擁有。

(v) Goldstock持有35,233,160股。Goldstock為Seaport全資擁有，而Seaport乃由Excellence全資擁有。

(vi) 越秀財務持有436,000股，越秀財務為越秀企業全資擁有。

(ii) **越秀交通**

董事姓名	授出日期	每股行使價 港元	購股權數目(a) 於二〇〇三年一月一日尚未行使	於年內失效(b)	於年內行使	加權平均收市價(c) 港元	於二〇〇三年十二月三十一日尚未行使
謝樹文先生**	07/04/2000	0.7520	560,000	—	560,000	1.230	—
梁凝光先生	06/08/1997	2.4080	500,000	500,000	—	不適用	—
	22/12/1999	0.9984	8,130,000	—	8,130,000	1.282	—
肖博彥先生	06/08/1997	2.4080	500,000	500,000	—	不適用	—
尹　輝先生*	06/08/1997	2.4080	600,000	600,000	—	不適用	—
	22/12/1999	0.9984	3,220,000	—	3,200,000	1.470	—
黃之強先生	07/04/2000	0.7520	316,000	—	316,000	1.240	—
甄玉鳳小姐	07/04/2000	0.7520	450,000	—	450,000	1.990	—

附註：

(a) 購股權可由授出日期一週年至授出日期六週年前一個營業日止期間內隨時行使，並分別可於授出日期之一週年、二週年及三週年起行使最多30%、60%及100%。

(b) 購股權已於二〇〇三年八月五日失效。

(c) 股份在緊接購股權行使日期前一天的每股加權平均收市價。

* 尹輝先生已於二〇〇四年三月十八日辭任本公司董事之職務

** 謝樹文先生已於二〇〇三年十二月十二日辭任本公司董事之職務

除本文所披露者外，於二〇〇三年十二月三十一日，本公司董事概無擁有或被視作擁有本公司或其任何相聯法團(按證券條例第XV部之涵義)之股份、相關股份及債權證之權益或淡倉權益而須根據證券條例第352條載入本公司置存之登記冊或根據上市公司董事進行證券交易的標準守則知會本公司。

除本文所披露者外，本公司、或其控股公司、或其附屬公司或其同集團附屬公司概無於年內任何時間參與任何安排，致令本公司之董事(包括彼等配偶及未滿十八歲子女)可藉認購本公司或任何其他法人團體之股份或債券而獲取利益。

2. 於本公司及越秀交通股本衍生工具之相關股份中之好倉：

(i) 本公司

董事姓名	授出日期	每股行使價 港元	購股權數目 於二〇〇三年一月一日尚未行使	於年內授予(b)	於年內行使	加權平均收市價(d) 港元	於二〇〇三年十二月三十一日尚未行使
區秉昌先生	02/06/2003	0.5400	—	9,000,000	—	不適用	9,000,000
謝樹文先生**	14/12/1999 (a)	0.5008	700,000	—	700,000	0.790	—
	02/06/2003	0.5400	—	8,000,000	—	不適用	8,000,000
陳光松先生	02/06/2003	0.5400	—	8,000,000	—	不適用	8,000,000
李　飛先生	02/06/2003	0.5400	—	7,000,000	—	不適用	7,000,000
梁凝光先生	14/12/1999 (a)	0.5008	840,000	—	840,000(c)	0.690	—
	02/06/2003	0.5400	—	7,000,000	—	不適用	7,000,000
肖博彥先生	14/12/1999 (a)	0.5008	700,000	—	700,000	0.690	—
	02/06/2003	0.5400	—	7,000,000	—	不適用	7,000,000
梁　毅先生	02/06/2003	0.5400	—	7,000,000	—	不適用	7,000,000
黃之強先生	14/12/1999 (a)	0.5008	700,000	—	700,000	0.580	—
甄玉鳳小姐	14/12/1999 (a)	0.5008	800,000	—	—	不適用	800,000
	02/06/2003	0.5400	—	3,000,000	—	不適用	3,000,000
余立發先生	02/06/2003	0.5400	—	3,500,000	—	不適用	3,500,000
李家麟先生	02/06/2003	0.5400	—	3,500,000	1,050,000	0.840	2,450,000

附註：

(a) 購股權可由授出日期一週年即二〇〇〇年十二月十四日起至授出日期六週年前一個營業日止期間內隨時行使，並分別可於授出日期一週年及二週年起行使最多30%及100%。

(b) 購股權可由二〇〇三年六月二日起至二〇一三年六月一日止期間內隨時行使，惟限於(i)直至購股權授出日期首週年的期間內，行使最多達所授予購股權的30%；及(ii)直至購股權授出日期第二週年的期間內，行使最多達所授予購股權的60%。

(c) 該等權益包括其配偶於年內行使購股權以認購140,000股本公司股份。

(d) 股份在緊接購股權行使日期之前的每股加權平均收市價。

關連交易

根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」),重大有關連人士交易並構成關連交易者,須根據上市規則第十四章予以披露,其亦已在賬目附註37(b)及39(a)至(b)內披露。就附註39(a)及(b)披露之交易而言,本公司之獨立非執行董事余立發先生及李家麟先生已確認該等交易乃根據有關該等交易之協議條款履行。

本公司之核數師亦於其致董事之函件中確認,賬目附註39(a)及(b)所披露之交易(i)已獲董事會批准;(ii)已根據監管該等交易之有關協議之條款訂立;及(iii)不超過交易的上限。

董事權益

於二〇〇三年十二月三十一日,本公司董事在本公司及其相聯法團(按證券條例第XV部之定義)之股份、相關股份及債權證之權益及淡倉而須根據證券及期貨條例(「證券條例」)第352條載入本公司置存之登記冊或知會本公司如下:

1. 本公司及其附屬公司越秀交通有限公司(「越秀交通」)股份之好倉:

董事姓名	權益性質	股份實益權益	權益百分率概約
本公司			
梁凝光先生	個人	400,000	0.01
肖博彥先生	個人	500,000	0.01
黃之強先生	個人	1,200,000	0.02
李家麟先生	個人	1,050,000	0.02
越秀交通			
尹　輝先生*	個人	2,700,000	0.24
黃之強先生	個人	474,000	0.04

董事

於年內截至本報告日期為止之在任董事為：

區秉昌先生	(於二○○三年一月八日獲委任)
劉錦湘先生	(於二○○三年一月八日辭任)
謝樹文先生	(於二○○三年十二月十二日辭任)
陳光松先生	
李　飛先生	
梁凝光先生	
肖博彥先生	
梁　毅先生	(於二○○三年二月二十八日獲委任)
羅國慶先生	(於二○○三年八月十五日辭任)
董迴雁先生	(於二○○三年二月二十八日辭任)
黎家強先生	(於二○○三年二月二十八日辭任)
施金鈴先生	(於二○○三年二月二十八日辭任)
尹　輝先生	(於二○○四年三月十八日辭任)
吳一岳先生	(於二○○三年二月二十八日辭任)
王洪濤先生	(於二○○三年二月二十八日辭任)
黃之強先生	
甄玉鳳小姐	
余立發先生*	
李家麟先生*	

* *獨立非執行董事*

根據本公司之公司組織章程第91條之規定，於即將舉行之股東週年大會上，陳光松先生、李飛先生及梁疑光先生輪席告退，惟彼等均願膺選連任。

董事簡介載於第16至第17頁。

董事之服務合約

陳光松先生、區秉昌先生及梁毅先生均已與本公司之附屬公司越秀交通有限公司(「越秀交通」)訂立服務協議，最初固定年期分別由二○○一年十月二十六日、二○○三年一月八日及二○○三年二月二十八日起計一年，除非越秀交通向有關董事發出三個月之書面通知予以提早終止，而其後可再續期兩年，除非越秀交通向有關董事發出三個月之書面通知或有關董事給予越秀交通六個月之書面通知予以提早終止。

除本文所披露者外，本公司董事概無與本公司訂立不可由僱主在一年內免付補償(法定補償除外)而予以終止之服務合約。

董事於合約之權益

在年終或年內任何時間，本公司各董事均無於本公司、其附屬公司或其同集團附屬公司所訂立任何與本集團之業務有關之重要合約中直接或間接擁有重大權益。

五年財務概要

本集團在過去五個財政年度之業績及資產與負債之概要如下：

	截至十二月三十一日止年度				
		經重列			
	二〇〇三年	二〇〇二年	二〇〇一年	二〇〇〇年	一九九九年
	千港元	千港元	千港元	千港元	千港元
業績					
股東應佔盈利／(虧損)	**300,653**	(960,230)	39,782	53,582	(138,713)
資產及負債					
總資產	**25,598,357**	26,685,015	19,961,555	19,604,175	19,402,347
總負債(包括少數股東權益)	**(18,628,997)**	(19,974,968)	(13,431,017)	(13,118,629)	(12,773,252)
淨資產	**6,969,360**	6,710,047	6,530,538	6,485,546	6,629,095

附註：

截至二〇〇二年十二月三十一日止年度之比較數字已經重列，以反映(i)採納會計實務準則第12號「所得稅」(於二〇〇三年一月一日或之後之會計期間起生效)，及(ii)收費公路及橋樑之權益及收購從事收費公路或橋樑之附屬公司／聯營公司／共同控制實體所產生的商譽之攤銷／折舊政策的變動。截至二〇〇一年十二月三十一日止三個年度之比較數字並無重列，原因是董事認為這將涉及對給予本公司股東之價值不成比例之開支或延誤。

購買、出售及贖回本公司股份

年內，本公司並無贖回任何股份，而本公司或其任何附屬公司於年內並無購買或出售本公司任何股份。

已撥作資本之利息

年內，撥作為有待發展／發展中物業及聯營公司之利息資本化，約達19,272,000港元。

可供分派儲備

於二〇〇三年十二月三十一日，本公司之可供分派儲備為325,893,000港元(二〇〇二年：313,225,000港元)。

董事會謹提呈截至二〇〇三年十二月三十一日止年度報告連同經審核之賬目。

主要業務

本公司主要業務為投資控股，持有三項主要業務：房地產、收費公路及造紙。本集團主要附屬公司、共同控制實體及聯營公司之主要業務載於第85頁至第98頁「集團結構」一節內。

本集團年內之表現按業務及地區分部分析載於賬目附註2。

業績及分派

本集團年內之業績載於第31頁綜合損益表。

董事會已宣佈於二〇〇三年十一月十日派付中期股息每股普通股0.008港元，合共49,502,000港元。

董事會建議派付末期股息每股普通股0.0108港元，合共68,038,000港元。

儲備

本集團及本公司年內之儲備變動情況載於賬目附註28。

捐款

本集團在本年度作出之慈善捐款達250,295港元。

固定資產

本集團及本公司之固定資產之變動詳情載於賬目附註15。

主要房地產項目

本集團在廣州市持作日後發展、發展中、出售及出租用途之主要房地產項目詳情載於第100頁至第105頁「廣州市主要房地產項目名單」一節內。

股本

年內有關本公司股本之變動詳情載於賬目附註26。

優先購買權

本公司之公司組織章程並無對優先購買權作出任何規定，而香港公司條例並無對優先購買權作出任何限制。

董事簡介

梁毅先生，52歲，二〇〇三年獲委任為本公司執行董事，亦為越秀企業及越秀交通董事。梁先生於中國人民解放軍工程兵大學行政管理專業本科畢業。於二〇〇一年六月加入越秀企業前，先後在廣州市化工局和廣州市委機關擔任領導職務，曾為建立廣州市的行政監察系統做出較大貢獻，在行政管理方面有20多年的實際工作經驗。

黃之強先生，49歲，一九九二年獲委任為本公司執行董事。一九九四年三月辭任執行董事，獲委任為非執行董事，一九九四年十二月重新獲委任為執行董事，並獲委任為副總經理。黃先生亦為本公司之集團財務總監、及本公司及越秀交通之公司秘書。他獲澳洲阿得雷德大學頒發工商管理碩士學位，於一九八七年加入越秀企業前，在財務、會計及管理方面積逾11年經驗。

甄玉鳳小姐，42歲，於一九九五年獲委任為本公司執行董事。甄小姐一九八四年獲香港大學社會科學學士學位、一九九六年獲香港中文大學工商管理碩士學位，於一九九三年加入本公司前，在金融及新聞業方面積逾8年經驗。

獨立非執行董事

余立發先生，56歲，一九九二年獲委任為本公司非執行董事。余先生現為易貿通集團有限公司主席，並負責易貿通集團的企業財務發展及策略業務規劃。余先生持有澳洲Macquarie University應用財務碩士學位及香港大學管理學文憑。余先生在投資、銀行及財務方面擁有逾35年經驗。

李家麟先生，49歲，於二〇〇〇年獲委任為本公司非執行董事。李先生現為專業會計師，任職萊斯銀行香港分行副行政總裁。李先生為英國特許公認會計師公會資深會員，並於銀行界及審計界方面有20多年經驗。

執行董事

區秉昌先生，57歲，二〇〇三年獲委任為本公司執行董事、董事長兼總經理，亦為本公司之控股公司越秀企業（集團）有限公司（「越秀企業」）董事長兼總經理及越秀交通有限公司（「越秀交通」）董事長。區先生畢業於中國藥科大學。於二〇〇二年十一月加入越秀企業前，先後在廣州制藥廠、廣州市經濟協作辦公室、廣州市人民政府辦公廳擔任領導職務，在擔任廣州市交通委員會主任職務期間，曾為廣州市的交通規劃、建設、發展和管理工作做出過突出貢獻，在工業技術、交通網絡、企業及經濟管理方面積逾30年的經驗。

陳光松先生，61歲，二〇〇一年獲委任為本公司執行董事，亦為越秀企業副董事長及越秀交通董事。陳先生畢業於中國華南理工大學。曾任廣州味精食品廠廠長及廣州市輕工業集團董事長兼總經理。加入本集團以前，陳先生由一九九八年至二〇〇一年四月期間，為廣州市經濟委員會主任，具有超過33年企業管理經驗。

李飛先生，51歲，二〇〇二年獲委任本公司執行董事，亦為越秀企業董事。李先生畢業於中國華南師範大學中文系，負責本公司地產集團的策略性策劃、業務發展及營運。

梁凝光先生，50歲，一九九二年獲委任為本公司執行董事兼副總經理，亦為越秀交通董事、副董事長。梁先生畢業於中國中央廣播電視大學，主修財務，並獲澳洲梅鐸大學頒發工商管理碩士學位。彼亦為中國註冊會計師協會會員及高級會計師。梁先生為根據香港證券及期貨條例註冊之負責人員（交易董事及投資顧問）。他曾任廣州市稅務局副局長，於一九八九年加入越秀企業前，在財務及管理方面積逾20年經驗。

肖博彥先生，59歲，一九九七年獲委任為本公司執行董事兼副總經理，亦為越秀企業之董事兼副總經理及越秀交通董事。肖先生畢業於中國華南工學院硅酸鹽專業，是水泥工程師。一九九七年加入越秀企業前，曾任廣州水泥廠廠長及廣州水泥股份有限公司董事長兼總經理。他在企業經營管理方面積逾26年經驗。

資本結構

下表概述本集團資本架構成分：

	二○○三年十二月三十一日 千港元	%	經重列 二○○二年十二月三十一日 千港元	%
可換股債券(定息)	—		200,623	1
銀行借款(浮息)				
以人民幣結算	**2,687,883**	**20**	3,058,150	22
以美元結算	**125,067**	**1**	546,000	4
以港元結算	**3,225,383**	**23**	3,158,923	22
總借款	**6,038,333**	**44**	6,963,696	49
股東權益加負商譽	**7,545,066**	**56**	7,385,003	51
資本總值	**13,583,399**	**100**	14,348,699	100
總資本負債比率		**44%**		49%

於二○○三年十二月三十一日，本集團之資本結構有輕微改善，總資本負債比率(即總借款對資本總值之一個百分比)為44%(二○○二年：經重列為49%)。於採納由香港會計師公會發出並自二○○三年一月一日或之後之會計期間起生效之會計實務準則第12號(經修訂)「所得稅」後，於二○○二年十二月三十一日之股東權益加負商譽已予重列。本集團於二○○三年一月一日之期初負商譽結餘及保留盈利分別減少了3,148,000,000港元及306,000,000港元。

利息保障倍數

二○○三年之利息保障倍數為4.47倍，與二○○二年之4.22倍水平相若，此一倍數乃根據分佔聯營公司及共同控制實體之盈利／(虧損)後經非現金項目調整的經營盈利計算。

僱員

於二○○三年十二月三十一日，本集團聘用約6,900名僱員，其中約6,800名僱員主要參與房地產、收費公路及新聞紙的業務。

本集團給予員工的薪酬主要根據行內慣例，提供包括供款之公積金及其他員工福利。本集團亦已採納購股權計劃，根據本集團的業績及個別員工之表現而授出購股權。

財務政策

本集團的整體財務及融資政策着重風險管理及資金流量控制。銀行結餘一般會存放於香港及中國的銀行戶口作短期定息銀行存款，並無資金存放於非銀行機構或作證券投資。本集團將致力維持平衡香港及中國的銀行往來關係，以利用兩個市場不同的資金流通量。

由於本集團的主要經營業務位於中國，且大部分收入以人民幣結算，故管理層注意到滙兑風險的可能性。作為回避風險政策，管理層盡量以人民幣的借款支付本集團人民幣的投資，此外亦會運用以外幣結算的資本及債務融資。本集團正探索增加港元銀行借款作為輔助資金之可行性。鑑於港元貸款低息、還款期長及具備靈活性之特性(例如利率掉期)，港元貸款市場之潛力正有待發掘。

資本性開支

年內，本集團產生資本性開支230,000,000港元，主要與房地產及新聞紙業務收購新固定資產，包括在建中之生產設施、廠房及機器，以及工具之開支有關。對收費公路及橋樑之結構進行改良工程所產生之開支約為11,000,000港元。

資本及其他承擔

於二○○三年十二月三十一日，本集團與購置固定資產有關之資本承擔為17,000,000港元。

或然負債

由上個年度結算日以來，並無任何重大或然負債。

流動資金及資本資源

本集團維持穩健之流動資金水平。於二〇〇三年十二月三十一日，本集團之銀行存款、現金及銀行結餘約為1,075,000,000港元(二〇〇二年：1,077,000,000港元)，銀行存款、現金及銀行結餘中約75%以人民幣結算、16%以港元結算，而餘額則以美元及其他貨幣結算。

於二〇〇三年十二月三十一日，本集團之未償還銀行借款(不包括銀行透支)(「銀行借款」)約為6,038,000,000港元(二〇〇二年：6,763,000,000港元)，較二〇〇二年十二月三十一日減少11%。所有未行使之可換股債券已於二〇〇三年七月三十一日贖回。銀行借款中約53%為以港元結算、45%以人民幣結算及2%以美元結算。

管理層相信，從經擴大後集團在香港及中國之附屬公司、聯營公司及共同控制實體產生及／或滙出之人民幣、港元及美元之穩定資金流入，足以應付本集團短至中期對人民幣、港元及美元借款、財務成本及股息派付所需。

下表顯示銀行借款還款時間表：

於以下期限內應付	千港元
一年	2.395,883
一年至兩年	878,627
兩年至五年	2,763,823
總計	6,038,333

約40%之銀行借款將於一年內償還，其中64%為人民幣貸款，而餘下之結餘包括有關預計將於二〇〇四年出售之房地產項目之貸款。約82%之銀行借款與房地產項目有關，並由本集團之房地產組合作抵押。

鑑於於二〇〇二年底業務重組後財務狀況獲改善，本集團之信貸對銀行界已明顯變得更具吸引力。由於管理層深信，短期貸款(特別是人民幣貸款)可按計劃於到期時獲再融資或再展期一至三年，故相對的流動資金風險被認為不重大。

末期股息

董事會建議派發末期股息每股0.0108港元(二○○二年：無)予於二○○四年六月二日名列本公司股東名冊的股東。待股東於二○○四年六月二日舉行的股東週年大會上批准後，末期股息將於二○○四年七月八日派付。連同中期股息每股0.008港元(二○○二年：無)計算，截至二○○三年十二月三十一日止年度的股息總額將為每股0.0188港元(二○○二年：無)，派息率相當於39.1%。

每股盈利

	截至十二月三十一日止年度	
		經重列
	二○○三年	二○○二年
已發行股份加權平均數	**6,146,494,166**	4,017,138,450
股東應佔盈利／(虧損)(港元)	**300,653,000**	(960,230,000)
每股基本盈利／(虧損)(仙)	**4.89**	(23.90)
每股全面攤薄盈利(仙)	**4.83**	不適用

於二○○三年已發行股份之加權平均數較二○○二年增加53%。在二○○二年十二月內就收購城建之控股權益及若干其他中國房地產資產而發行2,107,688,555股股份、於二○○三年十一月就收購一家附屬公司而發行31,385,692股股份，以及因行使購股權而於二○○三年內發行99,230,000股股份。於二○○三年十二月三十一日已發行普通股總數為6,248,717,914股。

現金流量分析

於二○○三年，本集團經營業務所得之現金流入淨額為648,000,000港元(二○○二年：500,000,000港元)，其中41%來自收費公路業務，而其餘則來自房地產及新聞紙業務。於二○○三年，投資活動之現金流入淨額為105,000,000港元，主要來自收取聯營公司之股息及出售一家共同控制實體。這較二○○二年主要來自收購城建權益之現金流出淨額2,076,000,000港元有大幅增長。融資活動之現金流出淨額為763,000,000港元(二○○二年：現金流入為1,232,000,000港元)，主要是由於本集團為改善資產負債水平而增加償還銀行貸款所致。

管理層論述及分析

行政開支亦下降21%至414,033,000港元，這是由於出售非核心的水泥及預拌混凝土業務，而此等業務於二○○二年產生行政開支194,000,000港元。本集團於二○○三年採取嚴格的成本控制措施，亦令行政開支大幅下降。於二○○三年投資物業重估錄得盈餘淨額165,840,000港元，此外，由於收費公路附屬公司越秀交通有限公司發行新股份而被視為出售附屬公司的虧損為94,942,000港元。

理財成本增加21%至224,733,000港元。增加主要是由於在二○○二年年底本集團收購城建權益後，令借貸總額上升所致。

應佔聯營公司盈利攀升81%至181,767,000港元，這是由於在二○○二年作出撥備，以及越秀交通有限公司的聯營公司所經營的收費公路業務於二○○三年利潤增長所致。雖然廣州市北二環高速公路表現已見改善，但由於作出一項減值撥備，故應佔共同控制實體的虧損亦上升93%至49,693,000港元。

税項增加至114,599,000港元，這是由於本集團的未計税項前盈利增加所致。

少數股東權益只增加31%至213,680,000港元，該項增幅低於經營盈利的增幅是因為本集團在推動二○○三年利潤上升的地產業務持有主要股權(大致為95%)。

於二○○二年年底重組完成後，本集團由二○○二年錄得虧損淨額，至二○○三年轉虧為盈錄得純利。於二○○三年，本集團的股東應佔盈利及每股基本盈利分別為300,653,000港元及4.89仙。



南沙濱海花園



宏城花園

財務回顧

業績分析

於二〇〇二年十二月，本集團收購城建權益，並出售非核心的水泥及預拌混凝土以及高科技業務。於二〇〇三年，由於將城建權益的全年業績與本集團的業績合併計算，本集團的營業額大幅增長21%至3,901,803,000港元，位於中國及香港的物業銷售收入及租金收入合計佔其中約60%。

雖然二〇〇三年上半年爆發非典型肺炎，但在穗港獲得的物業銷售及租金收入總額仍分別有207%及223%的可觀增長，分別錄得1,955,105,000港元及317,000,000港元。受惠於兩條主要收費公路廣深及廣汕公路於二〇〇三年交通流量同時大幅反彈，本集團收費公路業務的營業額因而增加14%至405,567,000港元。至於本集團的新聞紙業務，由於二〇〇三年新聞紙價下降，令營業額減少12%至1,006,263,000港元。雖然如此，本集團的新聞紙業務仍然是中國主要的造紙商之一。

本集團的整體毛利增加20%至1,166,136,000港元，主要是造紙業務的毛利率因原材料成本增加而導致下降，但房地產及公路業務的毛利均告上升。

銷售開支下降14%至127,154,000港元，主要由於出售非核心的水泥及預拌混凝土業務，而此等業務於二〇〇二年錄得銷售開支71,000,000港元。

其它業務：收費公路業務盈利復甦，造紙業務繼續周期性調整

二○○二年新建道路引致的交通分流、北二環高速公路首年營運產生虧損及若干收費公路項目免稅期完結等多種負面因素，在二○○三年經已逐步減少，加上珠三角經濟繼續蓬勃發展，拉動車流量上升。二○○三年本公司的收費公路附屬公司越秀交通有限公司的股東應佔盈利為223,822,000港元，年增幅達57.1%。

廣州造紙股份有限公司(「廣州造紙」)繼續維持國內生產新聞紙市場較大佔有率。但由於國際市場新聞紙價格下降，國內的產量擴大，令二○○三年廣州造紙持續面臨頗具挑戰的經營環境。廣州造紙全年出售260,195噸新聞紙，較二○○二年增加2.34%，但新聞紙價格平均下降5.70%至每噸人民幣3,969元，營業額下降12%至10.06億港元，加上木材及進口廢紙等主要原材料成本上升，導致毛利減少。然而，在實施縮減人手和提早償還銀行貸款等措施後，行政成本和財務費用下降，抵銷了部分原材料成本的增加。展望二○○四年國內新聞紙市場，本集團預期市場競爭激烈。不過，隨著進口紙價格回穩，預期國產新聞紙價格可在二○○四年下半年窄幅回升。廣州造紙正開拓華東和西部等地的區域市場，擴大銷售量。



江南新苑

品牌效應及地產業務定位

本集團收購城建權益後，有利於地產品牌效應的推廣。城建是廣州市內知名地產品牌，具20多年房地產開發紀錄，擁有物業代理、物業管理等相關的配套下屬公司，實力雄厚。曾多次被評為廣州市房地產綜合開發實力第一名，並獲得二○○一年「廣州市房地產開發建設投資十大集團公司」第一位、二○○二年廣州首屆「十大最受歡迎發展商」、廣東省二○○一年及二○○二年「地產資信20強企業」及連續十年「重合同、守信用」單位等獎項。二○○三年獲「廣州150家最具誠信度企業第一名」、「廣州最具競爭力房地產企業10強第二名」、「連續第二年獲廣東省地產咨信20強企業」、「廣州市民十大最喜愛房地產品牌企業」等獎項。

廣州房地產市場行業集中度正在提高。二○○三年前十位房地產集團在廣州銷售面積大約在250萬平方米左右，佔全市總銷售面積約25%左右。基於城建享有的品牌效應，本集團房地產業務定位，將以發展及出售每平方米人民幣5,500至6,500元的中價住宅為主，並選擇性發展優質寫字樓、商場及高檔住宅作收租。土地儲備將會優先發展市區部份，郊區部份則作中期發展。此外，本集團擁有龐大收租物業及土地儲備，能同時達至高增長及收益穩定的雙重目標。


VICTORY PLAZA

維多利廣場

管理層論述及分析

龐大在建中項目及土地儲備保障未來發展潛力

本集團二〇〇二年底完成收購廣州市城市建設開發集團有限公司(「城建」)的大部份權益後，各類土地及項目資源均告大幅上升，其中約85%為住宅項目。

本集團二〇〇三年內新增施工面積為187,117平方米，令年底在建中物業樓面面積增加至1,200,000平方米，大部份將在二〇〇四年及二〇〇五年內分別落成，可保障未來數年的盈利能力。

此外，本集團作中期發展的土地儲備，亦增加至362萬平方米，約45%位於廣州市區內，另55%位於新發展區南沙。市區內土地儲備主要是位於天河區寫字樓用地及海珠區住宅用地。隨著政府二〇〇三年底提高廣州市舊區重建補償費用，減低以後市區住宅供應量，有利提高本集團市區土地儲備價值。主要土地用途為住宅的南沙土地儲備，位於南沙東南部。南沙為廣州南部及珠三角中心的新興工業、物流及高科技中心。東部、中部快速幹線高速公路、番禺接駁南沙輕鐵、廣州地鐵四號線、南沙至香港新客運碼頭等基建設施，於未來一至兩年內逐步完成後，南沙往珠三角各主要城市交通時間可更為縮短。本集團的南沙土地儲備面積大，成本較低，可同時作短期及中期發展。二〇〇三年內已售出住宅項目南沙濱海花園首期18,122平方米。隨著豐田汽車、川琦鋼鐵等跨國公司在南沙先後落戶建廠，南沙濱海花園計劃加大發展力度，第二期將加入日本建築特色，以滿足日資客戶需求。



财富广场
财富

財富廣場

業務回顧

年內本集團物業銷售及出租面積大幅上升



城建大廈

二〇〇三年，本集團穗港兩地全部物業銷售達19.55億港元，比二〇〇二年上升207%，其中出售現樓及樓花面積達294,643平方米。主要住宅樓盤包括廣州市的宏城花園、花城苑、星滙園、江南新苑一期、潤滙大廈、天俊閣、嶺南花園、翠城花園23棟、南沙濱海花園首期、漾晴居與文德雅軒等。這些項目質素優良，例如海珠區中山大學旁江南新苑，位處地鐵站出口，交通方便；珠江新城星滙園，獲得十佳品牌社區等五項大獎；豪宅物業如二沙島宏城花園、花城苑等成交暢旺；經濟實用型住宅如潤滙大廈、文德雅軒等亦需求甚殷。另外，由於內地經濟蓬勃發展，機構客戶購買及租賃天河區寫字樓相當活躍，財富廣場銷售十分暢旺。整體而言，新上市項目市場反應良好，全年市區項目銷售率為70%以上，交樓約80%，郊區接近50%左右。二〇〇三年香港地產市道亦進入復蘇期，本集團已售出位於皇后大道西非核心住宅用地，地盤面積約為584平方米。

此外，二〇〇三年內已出租物業面積，因財富廣場、維多利廣場及新創舉大廈等新項目落成，大幅上升至45萬平方米，其它主要出租項目包括城建大廈、白馬商貿大廈、廣州體育大廈、錦漢大廈、金亞花園、宏城商業廣場、宏發大廈、城總大廈及廣源文化中心等等。本集團收租物業檔次、地點及土地用途，結構多元化，租金收入穩定，包括有甲級寫字樓、購物旺區商場、住宅區商場及停車場等。全年穗港物業的租金收入達3.17億港元，比二〇〇二年上升223%。

收購城建權益後，本集團的產業結構更清晰，本集團今後的行業策略以廣州房地產為主。現在，穗港房地產銷售及租賃業務已佔二〇〇三年營業額共約22.7億港元。本集團完成收購後，對機構及經營模式進行調整，產銷周期縮短。二〇〇四年將可進一步發揮城建加入本集團後的互補潛力，提高淨資產回報率。由於建築用原材料價格正在上升，本集團將會透過大宗採購，紓解成本壓力。展望未來，房地產銷量預期會由需求增加、存貨量下降帶動上升。二〇〇三年底，本集團在建中物業面積達120萬平方米，可保障未來數年盈利增長。隨著珠三角區內路網交通整合加速，在區域經濟一體化的趨勢下，本集團在增加廣州市區內土地儲備同時，將積極尋求向珠三角其它城市發展房地產業務的機會。

收費公路業務產生大量穩定現金收入，正好和資本密集的房地產業務互相補充。本集團相信，通過投資以珠江三角洲為中心的高速公路項目，將會提高未來本集團收費公路投資組合的增長潛力。新的投資項目東二環高速公路、西二環高速公路和廣明高速公路（東二環延長線），現正在合作合同的研究階段。

展望未來，珠江三角洲經濟環境良好，香港和中國內地簽署的更緊密經貿安排，以及準備興建的港澳珠大橋，將進一步有利於珠江三角洲、廣州、香港等地經濟逐步融合；廣東省目前正在進行第二次工業化，加快重工業發展，將拉動廣東經濟發展。加上廣東省計劃調整戶口政策，讓長期居住及擁有固定住所的外省公民，在廣東省內實際居住地登記為常住戶口，這項新政策將會大大增加住宅需求。本集團的房地產及收費公路業務以廣州為基地，將成為上述多項發展的主要受惠者。本集團將繼續加強現有房地產及收費公路項目的營運管理和現金流量管理，為股東帶來更高的投資回報。

最後，本人對全體股東、董事及職員在二〇〇三年的支持，勤奮及努力深表謝意。

董事長
區秉昌

香港，二〇〇四年四月十五日



本集團二〇〇二年底完成收購廣州市城市建設開發集團有限公司(「城建」)權益後，房地產業務經營實力大幅提高，二〇〇三年本集團股東應佔盈利大幅上升至300,653,000港元。

二〇〇三年廣州市國民生產總值上升約15.0%，連續八年保持高速增長。廣州市人口及流動人口共超過1,200萬，由城市化、中產化及換樓活動帶動，已令最近數年住宅銷量持續上升。二〇〇三年廣州十區一手市場商品房銷量增加12.7% 至1,047萬平方米，存貨量大幅下降至383萬平方米。與此同時，廣州購房群體以自住性置業為主，投資成分較少，理性需求推動整個市場穩步發展。二〇〇三年市區住宅樓價與二〇〇二年相若，未出現過熱現象。二手樓市(廣州市八區)同樣交投活躍，成交面積達417萬平方米，成交金額為人民幣132億元，分別比二〇〇二年增長了36.72%和29.41%。以總額計，二手市場比例由二〇〇二年的29.2%上升至36.1%。因為廣州房地產市場並無過熱跡象，中國信貸政策調整反而令市場發展更健康。本集團品牌、誠信、資金實力均為一級房地產開發商，將會繼續獲銀行界的大力支持。

財務摘要

	截至十二月三十一日止年度	
		經重列
	二〇〇三年	二〇〇二年
	千港元	千港元
營業額	**3,901,803**	3,225,473
經營盈利	**561,556**	314,926
應佔盈利／(虧損)		
共同控制實體	**(49,693)**	(25,709)
聯營公司	**181,767**	100,159
股東應佔盈利／(虧損)	**300,653**	(960,230)
每股基本盈利	**4.89仙**	(23.90仙)
全面攤薄每股盈利／(虧損)	**4.83仙**	不適用
利息保障倍數	**4.47倍**	4.22倍

	於十二月三十一日	
		經重列
	二〇〇三年	二〇〇二年
	千港元	千港元
總資產	**25,598,357**	26,685,015
總負債(包括少數股東權益)	**18,628,997**	19,974,968
股東權益	**6,969,360**	6,710,047
每股淨資產	**1.12港元**	1.10港元
總資本負債比率	**44%**	49%

越秀投資有限公司(「本公司」)於一九九二年十二月在香港聯合交易所有限公司(「聯交所」)上市。本公司的控權股東越秀企業(集團)有限公司是廣州市人民政府駐香港企業。本公司及其附屬公司(「本集團」)建立了多項業務,包括主要位於中國內地(「中國」)廣東省的房地產、製漿及造紙及收費公路。這些業務在華南地區均有龐大的市場佔有率。中國房地產業務方面,本集團目前在廣州市的房地產項目及土地儲備,應佔總樓面面積為5,530,000平方米,主要為住宅地盤。新聞紙廠的年生產能力為270,000噸。收費公路業務是透過於一九九七年在聯交所獨立上市的本公司附屬公司:越秀交通有限公司經營,越秀交通有限公司目前在廣東及中國個別的其他省份經營應佔約304.1公里的收費公路及橋樑項目。



公眾人士
越秀企業(集團)有限公司
49%
51%
越秀投資有限公司
越秀交通有限公司
房地產
製漿及造紙
收費公路及橋樑
(304.1公里)
香港地產
(14萬平方米)
中國地產
(553萬平方米)
新聞紙
(27萬噸)

目　錄


2003
年報



GUANGZHOU INVESTMENT COMPANY LIMITED
越秀投資有限公司